File No. 33-64885
                                                            CIK #896925

                   Securities And Exchange Commission
                      Washington, D.C.  20549-1004

                             Amendment No. 1
                                   to
                                Form S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.

A. Exact Name of Trust:         Insured Municipals Income Trust and Investors'
                                Quality Tax-Exempt Trust, Multi-Series 265

B. Name of Depositor:           Van Kampen American Capital Distributors, Inc.

C. Complete address of Depositor's principal executive offices:

                                One Parkview Plaza
                                Oakbrook Terrace, Illinois  60181

D. Name and complete address of agents for service:

   Chapman and Cutler           Van Kampen American Capital Distributors, Inc.
   Attention:  Mark J. Kneedy   Attention:  Don G. Powell, Chairman
   111 W. Monroe Street         One Parkview Plaza
   Chicago, Illinois  60603     Oakbrook Terrace, Illinois  60181


E. Title and amount of securities being registered:  44,177* Units

F. Proposed maximum offering price to the public of the securities being registered: ($1020 per Unit**): $45,060,540

G. Amount of filing fee, computed at one fiftieth of 1 percent of proposed maximum aggregate offering price to the public: $9,012.11 ($351.72 previously paid)

H. Approximate date of proposed sale to the public:

as soon as practicable after the Effective Date of the Registration Statement
 / X /: Check box if it is proposed that this filing will become effective on January 3, 1996 pursuant to Rule 487.



  29,451  Units registered for primary distribution.
  14,726 Units registered for resale by Depositor of Units previously sold in primary distribution.
 **  Estimated solely for the purpose of calculating the registration fee.




                   Insured Municipals Income Trust and
                   Investors' Quality Tax-Exempt Trust
                            Multi-Series 265

                          Cross Reference Sheet


                 Pursuant to Rule 404(c) of Regulation C
                    under the Securities Act of 1933

               (Form N-8B-2 Items Required by Instruction
                     1 as to Prospectus on Form S-6)

         Form N-8B-2                               Form S-6
         Item Number                        Heading in Prospectus


                I.  Organization and General Information

1. (a)  Name of trust              )
   (b)  Title of securities issued )  Prospectus Front Cover Page

2. Name and address of Depositor   )  Introduction
                                   )  Summary of Essential Financial
                                   )  Information
                                   )  Trust Administration

3. Name and address of Trustee     )  Introduction
                                   )  Summary of Essential Financial
                                   )  Information
                                   )  Trust Administration

4. Name and address of principal   )  Underwriting
     underwriter                   )

5. Organization of trust           )  Introduction

6. Execution and termination of    )  Introduction
     Trust Indenture and Agreement )  Trust Administration

7. Changes of Name                 )  *

8. Fiscal year                     )  *

9. Material Litigation             )  *


    II.  General Description of the Trust and Securities of the Trust

10. General information regarding  )  Introduction
      trust's securities and rights)  Unitholder Explanations
      of security holders          )  Trust Information
                                   )  Trust Administration

11. Type of securities comprising  )  Introduction
      units                        )  Trust Information
                                   )  Trust Portfolios

12. Certain information regarding  )  *
      periodic payment certificates)

13. (a)  Load, fees, charges and   )  Introduction
      expenses                     )  Summary of Essential Financial
                                   )  Information
                                   )  Unitholder Explanations
                                   )  Trust Information
                                   )  Trust Administration

    (b)  Certain information regard- ) *
           ing periodic payment plan )
           certificates            )

    (c)  Certain percentages       )  Introduction
                                   )  Summary of Essential Financial
                                   )  Information
                                   )  Unitholder Explanations

    (d)  Certain other fees,       )  Unitholder Explanations
           expenses or charges     )  Trust Administration
           payable by holders      )

    (e)  Certain profits to be     )  Unitholder Explanations
           received by depositor,  )  Underwriting
           principal underwriter,  )  Notes to Portfolios
           trustee or affiliated   )
           persons                 )

    (f)  Ratio of annual charges   )  *
           to income               )

14. Issuance of trust's securities ) Unitholder Explanations

15. Receipt and handling of payments ) *
      from purchasers              )

16. Acquisition and disposition of )  Introduction
      underlying securities        )  Unitholder Explanations
                                   )  Trust Administration

17. Withdrawal or redemption       )  Unitholder Explanations
                                   )  Trust Administration

18. (a)  Receipt and disposition   )  Introduction
      of income                    )  Unitholder Explanations

    (b)  Reinvestment of distribu- )  *
           tions                   )

    (c)  Reserves or special funds )  Unitholder Explanations
                                   )  Trust Administration

    (d)  Schedule of distributions )  *

19. Records, accounts and reports  )  Unitholder Explanations
                                   )  Trust Administration

20. Certain miscellaneous provisions) Trust Administration
      of Trust Agreement           )

21. Loans to security holders      )  *

22. Limitations on liability       )  Trust Portfolios
                                   )  Trust Administration

23. Bonding arrangements           )  *

24. Other material provisions of   )  *
      trust indenture or agreement )


    III.  Organization, Personnel and Affiliated Persons of Depositor

25. Organization of Depositor      )  Trust Administration

26. Fees received by Depositor     )  Trust Administration

27. Business of Depositor          )  Trust Administration

28. Certain information as to      )
      officials and affiliated     )  *
      persons of Depositor         )

29. Companies owning securities of )  *
      Depositor                    )

30. Controlling persons of Depositor) *

31. Compensation of Directors      )  *

32. Compensation of Directors      )  *

33. Compensation of Employees      )  *

34. Compensation to other persons  )  Unitholder Explanations


             IV.  Distribution and Redemption of Securities

35. Distribution of trust's        )  Introduction
      securities by states         )  Settlement of Bonds in the Trusts

36. Suspension of sales of trust's )  *
      securities                   )

37. Revocation of authority to     )  *
      distribute                   )

38. (a)  Method of distribution    )

    (b)  Underwriting agreements   )  Unitholder Explanations

    (c)  Selling agreements        )

39. (a)  Organization of principal )
           underwriter             )
                                   )  Trust Administration
    (b)  N.A.S.D. membership by    )
           principal underwriter   )

40. Certain fees received by       )  *
      principal underwriter        )

41. (a)  Business of principal     )  Trust Administration
      underwriter                  )

    (b)  Branch offices of principal) *
      underwriter                  )

    (c)  Salesmen of principal     )  *
      underwriter                  )

42. Ownership of securities of the )  *
      trust                        )

43. Certain brokerage commissions  )
      received by principal        )  *
      underwriter                  )

44. (a)  Method of valuation       )  Introduction
                                   )  Summary of Essential Financial
                                   )  Information
                                   )  Unitholder Explanations
                                   )  Trust Administration

    (b)  Schedule as to offering   )  *
           price                   )

    (c)  Variation in offering price) Unitholder Explanations
           to certain persons      )

45. Suspension of redemption rights)  *

46. (a)  Redemption valuation      )  Unitholder Explanations
                                   )  Trust Administration

    (b)  Schedule as to redemption )  *
      price                        )

47. Purchase and sale of interests )  Unitholder Explanations
      in underlying securities     )  Trust Administration


           V.  Information Concerning the Trustee or Custodian

48. Organization and regulation of )  Trust Administration
      trustee                      )

49. Fees and expenses of trustee   )  Summary of Essential Financial
                                   )  Information
                                   )  Trust Administration

50. Trustee's lien                 )  Trust Administration


     VI.  Information Concerning Insurance of Holders of Securities

51. Insurance of holders of trust's)
      securities                   )  *


                       VII.  Policy of Registrant

52. (a)  Provisions of trust agree-)
           ment with respect to    )
           replacement or elimi-   )  Trust Administration
           nation of portfolio     )
           securities              )

    (b)  Transactions involving    )
           elimination of underlying) *
           securities              )

    (c)  Policy regarding substitu-)  Trust Administration
           tion or elimination of  )
           underlying securities   )

    (d)  Fundamental policy not    )  *
           otherwise covered       )

53. Tax Status of trust            )  Trust Information
                                   )  Other Matters


              VIII.  Financial and Statistical Information

54. Trust's securities during      )  *
      last ten years               )

55.                                )
                                   )

56. Certain information regarding  )  *
                                   )

57. Periodic payment certificates  )

58.                                )

59. Financial statements (Instruc- )  Other Matters
      tions 1(c) to Form S-6)      )


__________________________________
* Inapplicable, omitted, answer negative or not required

Preliminary Prospectus Dated January 3, 1996
Subject To Completion

January 3, 1996

Van Kampen American Capital

Insured Municipals Income Trust

and Investors' Quality Tax-Exempt Trust, Multi-Series 265

IM-IT 363
IM-IT 83rd Limited Maturity
Colorado IM-IT 78
Florida IM-IT 100
New Jersey IM-IT 108
Pennsylvania IM-IT 212
Kentucky Quality 57

In the opinion of counsel, interest to the Fund and to Unitholders, with certain exceptions, is excludable under existing law from gross income for Federal income taxes. In addition, the interest income of each State Trust is, in the opinion of counsel, exempt to the extent indicated from state and local taxes, when held by residents of the state where the issuers of Bonds in such Trust are located. Capital gains, if any, are subject to Federal tax.

The Fund. The objectives of the Fund are Federal and, in the case of a State Trust, state tax-exempt income and conservation of capital through an investment in a diversified portfolio of tax-exempt bonds. The Fund consists of seven underlying separate unit investment trusts designated as Insured Municipals Income Trust, Series 363 (the "IM-IT" ), Insured Municipals
Income Trust, 83rd Limited Maturity Series (the "IM-IT Limited Maturity
Trust" ), Colorado Insured Municipals Income Trust, Series 78 (the "
Colorado IM-IT Trust" ), Florida Insured Municipals Income Trust, Series
100 (the "Florida IM-IT Trust" ), New Jersey Insured Municipals Income
Trust, Series 108 (the "New Jersey IM-IT Trust" ), Pennsylvania Insured Municipals Income Trust, Series 212 (the "Pennsylvania IM-IT Trust" ) and Kentucky Investors' Quality Tax-Exempt Trust, Series 57 (the "Kentucky Quality Trust" ). The various trusts are collectively referred to herein as the "Trusts" . The Colorado IM-IT, Florida IM-IT, New Jersey IM-IT, Pennsylvania IM-IT and Kentucky Quality Trusts are sometimes collectively referred to herein as the "State Trusts" , while the IM-IT, IM-IT
Limited Maturity, Colorado IM-IT, Florida IM-IT, New Jersey IM-IT and Pennsylvania IM-IT Trusts are sometimes collectively referred to herein as the "Insured Trusts" , and the Kentucky Quality Trust is sometimes referred to herein as the "Quality Trust" . Each Trust initially consists of delivery statements relating to contracts to purchase securities and, thereafter, will consist of such securities as may continue to be held (the "Bonds" or "Securities" ). Such Securities are interest-bearing obligations issued by or on behalf of municipalities and other governmental authorities, the interest on which is, in the opinion of recognized bond counsel to the issuing governmental authority, exempt from all Federal income taxes under the existing law. In addition, the interest income of each State Trust is, in the opinion of counsel, exempt to the extent indicated from state and local taxes, when held by residents of the state where the issuers of Bonds in such Trust are located.

"AAA" Rating for the Insured Trusts Only. Insurance guaranteeing the payments of principal and interest, when due, on the Securities in the portfolio of each Insured Trust has been obtained from a municipal bond insurance company either by such Trust or by the issuer of the Bonds involved, by a prior owner of the Bonds or by the Sponsor prior to the deposit of such Bonds in an Insured Trust. See "Unitholder Explanations--Insurance on the Bonds in the Insured Trusts" on page 23. Insurance obtained by an Insured Trust applies only while Bonds are retained in such Trust while insurance obtained on Preinsured Bonds is effective so long as such Bonds are outstanding. The Trustee, upon the sale of a Bond insured under an insurance policy obtained by an Insured Trust, has a right to obtain from the insurer involved permanent insurance for such Bond upon the payment of a single predetermined insurance premium and any expenses related thereto from the proceeds of the sale of such Bond. Insurance relates only to the Bonds in a Trust and not to the Units offered hereby or to the market value thereof. As a result of such insurance, the Units of each Insured Trust have received a rating of "AAA" by Standard & Poor's, A Division of the McGraw-Hill
Companies. Standard & Poor's has indicated that this rating is not a recommendation to buy, hold or sell Units nor does it take into account the extent to which expenses of each Insured Trust or sales by each Insured Trust of Bonds for less than the purchase price paid by such Trust will reduce payments to Unitholders of the interest and principal required to be paid on such Bonds. See "Unitholder Explanations--Insurance on the Bonds in the Insured Trusts" . No representation is made as to any insurer's ability to meet its commitments.

Public Offering Price. The Public Offering Price of the Units of each Trust during the initial offering period is equal to the aggregate offering price of the Securities in such Trust's portfolio and cash, if any, in the Principal Account held or owned by such Trust Fund plus the applicable sales charge plus accrued interest, if any. After the initial public offering period, the secondary market Public Offering Price of each Trust will be equal to the aggregate bid price of the Securities in such Trust and cash, if any, in the Principal Account held or owned by such Trust Fund plus the applicable sales charge plus accrued interest, if any. Sales charges for the Trusts in the initial market, expressed both as a percentage of the Public Offering Price and as a percentage of the aggregate offering price of the Securities, are set forth in footnote (2) under "Summary of Essential Financial
Information" . For sales charges in the secondary market, see "
Unitholder Explanations--Public Offering" . If the Securities in each Trust were available for direct purchase by investors, the purchase price of the Securities would not include the sales charge included in the Public Offering Price of the Units. During the initial offering period, the sales charge is reduced on a graduated scale for sales involving at least 100 Units. If Units were available for purchase at the close of business on the day before the Date of Deposit (except for the IM-IT and Pennsylvania IM-IT Trusts as of 8:00 A.M. Central Time on the Date of Deposit), the Public Offering Price per Unit would have been that amount set forth in the "Summary of Essential
Financial Information" for each Trust. The minimum purchase requirement is one Unit except for certain transactions described under "Trust Administration--Unit Distribution" . See "Unitholder
Explanations--Public Offering" .

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Estimated Current Return and Estimated Long-Term Return. The annual Estimated Current Returns and Estimated Long-Term Returns to Unitholders as of the close of business on the day before the Date of Deposit (except for the IM-IT and Pennsylvania IM-IT Trusts as of 8:00 A.M. Central Time on the Date of Deposit) under the monthly and semi-annual distribution plans were as set forth under "Per Unit Information" for each Trust. The methods of calculating
Estimated Current Return and Estimated Long-Term Return are set forth in the footnotes to the "Per Unit Information" for each Trust.

Objectives of The Fund. The objectives of the Fund are income exempt from Federal income tax and, in the case of a State Trust, Federal and state income tax (if any) and conservation of capital through an investment in diversified portfolios of Federal and state tax-exempt obligations. There is, of course, no guarantee that the Fund will achieve its objectives. The Fund may be an appropriate investment vehicle for investors who desire to participate in a portfolio of tax-exempt fixed income securities with greater diversification than they might be able to acquire individually. In addition, securities of the type deposited in the Fund are often not available in small amounts. Units of the Trust are not deposits or obligations of, or guaranteed or endorsed by, any bank and are not federally insured or otherwise protected by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other agency and involve investment risk, including the possible loss of principal.

Distribution Options. Purchasers of Units who desire to receive distributions on a monthly or semi-annual basis may elect to do so at the time of settlement during the initial public offering period. See "Unitholder Explanations--Settlement of Bonds in the Trusts--Change of Distribution Option" . The plan of distribution selected by such purchasers will remain in effect until changed. Those indicating no choice will be deemed to have chosen the monthly distribution plan. Record dates for monthly distributions will be the tenth day of each month and record dates for semi-annual distributions will be the tenth day of the months indicated under "Per
Unit Information" for the applicable Trust. Distributions will be made on the twenty-fifth day of the month subsequent to the respective record dates.

Market for Units. Although not obligated to do so, the Sponsor, Van Kampen American Capital Distributors, Inc., intends to, and certain of the other Underwriters may, maintain a secondary market for the Units at prices based upon the aggregate bid prices of the Securities in the respective Trusts plus interest accrued to the date of settlement; however, during the initial offering period such prices will be based upon the aggregate offering prices of the Securities plus interest accrued to the date of settlement. If such a market is not maintained and no other over-the-counter market is available, a Unitholder will be able to dispose of his Units only through redemption at prices based upon the bid prices of the underlying Securities plus interest accrued to the date of settlement (see "Unitholder Explanations--Public Offering--Redemption of Units" and "Unitholder Explanations--Public Offering--Market for Units" ).

Reinvestment Option. Unitholders have the opportunity to have their distributions reinvested into an open-end, management investment company as described herein. See "Unitholder Explanations--Public
Offering--Reinvestment Option" .

Risk Factors. An investment in the Trusts should be made with an understanding of the risks associated therewith, including, among other factors, the inability of the issuer or an insurer to pay the principal of or interest on a bond when due, volatile interest rates, early call provisions, and changes to the tax status of the Bonds. See "Unitholder Explanations--Settlement of Bonds in the Trusts--Risk Factors" .

                  INSURED MUNICIPALS INCOME TRUST
              AND INVESTORS' QUALITY TAX-EXEMPT TRUST,
                        Multi-Series 265
           Summary of Essential Financial Information
At the Close of Business on the day before the Date of Deposit:
                        January 2, 1996
(except for the IM-IT and Pennsylvania IM-IT Trusts as of 8:00 A.M. Central Time
              on the Date of Deposit: January 3, 1996)
      Sponsor:  Van Kampen American Capital Distributors, Inc.
    Evaluator:  American Portfolio Evaluation Services
                (A division of a subsidiary of the Sponsor)
      Trustee:  The Bank of New York
                                                                                          IM-IT
                                                                                          Limited
                                                                                          Maturity      Colorado      Florida
GENERAL INFORMATION                                                         IM-IT         Trust         IM-IT Trust   IM-IT Trust
Principal Amount (Par Value) of Securities in Trust <F1>................... $   8,825,000 $   5,000,000 $   3,015,000 $   3,040,000
Number of Units............................................................         9,037         5,000         3,090         3,110
Fractional Undivided Interest in the Trust per Unit .......................       1/9,037       1/5,000       1/3,090       1/3,110
Principal Amount (Par Value) of Securities per Unit <F2>................... $      976.54 $    1,000.00 $      975.73 $      977.49
Public Offering Price: ....................................................
 Aggregate Offering Price of Securities in Portfolio....................... $   8,594,225 $   4,900,963 $   2,938,605 $   2,957,624
 Aggregate Offering Price of Securities per Unit........................... $      951.00 $      980.19 $      951.00 $      951.00
 Sales Charge <F3>......................................................... $       49.00 $       44.04 $       49.00 $       49.00
 Public Offering Price per Unit <F4>....................................... $    1,000.00 $    1,024.23 $    1,000.00 $    1,000.00
Redemption Price per Unit <F4>............................................. $      944.19 $      972.88 $      943.71 $      943.84
Secondary Market Repurchase Price per Unit <F4>............................ $      951.00 $      980.19 $      951.00 $      951.00
Excess of Public Offering Price per Unit Over Redemption Price per Unit.... $       55.81 $       51.35 $       56.29 $       56.16
Excess of Sponsor's Initial Repurchase Price per Unit Over Redemption
Price per Unit............................................................. $        6.81 $        7.31 $        7.29 $        7.16
Minimum Value of the Trust under which Trust Agreement may be terminated... $   1,765,000 $   1,000,000 $     603,000 $     608,000

Minimum Principal Distribution...........$1.00 per Unit
First Settlement Date....................January 8, 1996
Evaluator's Annual Supervisory Fee.......Maximum of $0.25 per Unit
Evaluator's Annual Evaluation Fee <F5>...$0.30 per $1,000 principal amount of Bonds

Evaluations for purpose of sale, purchase or redemption of Units are made as of 4:00 P.M. Eastern time on days of trading on the New York Stock Exchange next following receipt of an order for a sale or purchase of Units or receipt by The Bank of New York of Units tendered for redemption.

<F1>Because certain of the Securities in certain Trusts may from time to time under certain circumstances be sold or redeemed or will be called or mature in accordance with their terms (including the call or sale of zero coupon bonds at prices less than par value), there is no guarantee that the value of each Unit at the respective Trusts' termination will be equal to the Principal Amount (Par Value) of Securities per Unit stated above.

<F2>Many unit investment trusts comprised of municipal securities issue a number of units such that each unit represents approximately $1,000 principal amount of underlying securities. The Sponsor, on the other hand, in determining the number of Units for each Trust, other than IM-IT Limited Maturity, IM-IT Intermediate and IM-IT Short Intermediate Trusts, has elected not to follow this format but rather to provide that number of Units which will establish as close as possible as of the Date of Deposit a Public Offering Price per Unit of $1,000. For IM-IT Limited Maturity, IM-IT Intermediate and IM-IT Short Intermediate Trusts, on the other hand, each unit represents $1,000 principal amount of underlying securities in such Trust on the Date of Deposit.

<F3>Sales charges for the Trusts, expressed as a percentage of the Public Offering
Price per Unit and in parenthesis as a percentage of the aggregate offering price of the Securities, are as follows: an IM-IT or a State Trust - 4.9% (5.152%); an IM-IT Limited Maturity Trust - 4.3% (4.493%); an IM-IT
Intermediate Trust - 3.9% (4.058%); or an IM-IT Short Intermediate Trust -
2.0% (2.041%).

<F4>Anyone ordering Units for settlement after the First Settlement Date will pay accrued interest from such date to the date of settlement (normally three business days after order) less distributions from the Interest Account subsequent to the First Settlement Date. For purchases settling on the First Settlement Date, no accrued interest will be added to the Public Offering
Price. After the initial offering period, the Sponsor's Repurchase Price per Unit will be determined as described under the caption "Public
Offering--Market for Units."

<F5>Such fee is based on the outstanding principal amount of Securities in each
Trust on the Date of Deposit for the first year and as of the close of business on January 1 for each year thereafter.

                  INSURED MUNICIPALS INCOME TRUST
              AND INVESTORS' QUALITY TAX-EXEMPT TRUST,
                        Multi-Series 265
           Summary of Essential Financial Information
At the Close of Business on the day before the Date of Deposit:
                        January 2, 1996
(except for the IM-IT and Pennsylvania IM-IT Trusts as of 8:00 A.M. Central Time
              on the Date of Deposit: January 3, 1996)
      Sponsor:  Van Kampen American Capital Distributors, Inc.
    Evaluator:  American Portfolio Evaluation Services
                (A division of a subsidiary of the Sponsor)
      Trustee:  The Bank of New York
                                                                                        New Jersey    Pennsylvania  Kentucky
GENERAL INFORMATION                                                                     IM-IT Trust   IM-IT Trust   Quality Trust
Principal Amount (Par Value) of Securities in Trust <F1>............................... $   3,020,000 $   2,950,000 $   3,035,000
Number of Units........................................................................         3,085         3,021         3,108
Fractional Undivided Interest in the Trust per Unit....................................       1/3,085       1/3,021       1/3,108
Principal Amount (Par Value) of Securities per Unit <F2>............................... $      978.93 $      976.50 $      976.51
Public Offering Price: ................................................................
 Aggregate Offering Price of Securities in Portfolio................................... $   2,933,848 $   2,872,986 $   2,955,721
 Aggregate Offering Price of Securities per Unit....................................... $      951.00 $      951.00 $      951.00
 Sales Charge <F3>..................................................................... $       49.00 $       49.00 $       49.00
 Public Offering Price per Unit <F4>................................................... $    1,000.00 $    1,000.00 $    1,000.00
Redemption Price per Unit <F4>......................................................... $      943.85 $      943.87 $      943.79
Secondary Market Repurchase Price per Unit <F4>........................................ $      951.00 $      951.00 $      951.00
Excess of Public Offering Price per Unit Over Redemption Price per Unit................ $       56.15 $       56.13 $       56.21
Excess of Sponsor's Initial Repurchase Price per Unit Over Redemption Price per Unit... $        7.15 $        7.13 $        7.21
Minimum Value of the Trust under which Trust Agreement may be terminated............... $     604,000 $     590,000 $     607,000

Minimum Principal Distribution...........$1.00 per Unit
First Settlement Date....................January 8, 1996
Evaluator's Annual Supervisory Fee.......Maximum of $0.25 per Unit
Evaluator's Annual Evaluation Fee <F5>...$0.30 per $1,000 principal amount of Bonds

Evaluations for purpose of sale, purchase or redemption of Units are made as of 4:00 P.M. Eastern time on days of trading on the New York Stock Exchange next following receipt of an order for a sale or purchase of Units or receipt by The Bank of New York of Units tendered for redemption.

<F1>Because certain of the Securities in certain Trusts may from time to time under certain circumstances be sold or redeemed or will be called or mature in accordance with their terms (including the call or sale of zero coupon bonds at prices less than par value), there is no guarantee that the value of each Unit at the respective Trusts' termination will be equal to the Principal Amount (Par Value) of Securities per Unit stated above.

<F2>Many unit investment trusts comprised of municipal securities issue a number of units such that each unit represents approximately $1,000 principal amount of underlying securities. The Sponsor, on the other hand, in determining the number of Units for each Trust, other than IM-IT Limited Maturity, IM-IT Intermediate and IM-IT Short Intermediate Trusts, has elected not to follow this format but rather to provide that number of Units which will establish as close as possible as of the Date of Deposit a Public Offering Price per Unit of $1,000. For IM-IT Limited Maturity, IM-IT Intermediate and IM-IT Short Intermediate Trusts, on the other hand, each unit represents $1,000 principal amount of underlying securities in such Trust on the Date of Deposit.

<F3>Sales charges for the Trusts, expressed as a percentage of the Public Offering
Price per Unit and in parenthesis as a percentage of the aggregate offering price of the Securities, are as follows: an IM-IT or a State Trust - 4.9% (5.152%); an IM-IT Limited Maturity Trust - 4.3% (4.493%); an IM-IT
Intermediate Trust - 3.9% (4.058%); or an IM-IT Short Intermediate Trust -
2.0% (2.041%).

<F4>Anyone ordering Units for settlement after the First Settlement Date will pay accrued interest from such date to the date of settlement (normally three business days after order) less distributions from the Interest Account subsequent to the First Settlement Date. For purchases settling on the First Settlement Date, no accrued interest will be added to the Public Offering
Price. After the initial offering period, the Sponsor's Repurchase Price per Unit will be determined as described under the caption "Public
Offering--Market for Units."

<F5>Such fee is based on the outstanding principal amount of Securities in each
Trust on the Date of Deposit for the first year and as of the close of business on January 1 for each year thereafter.

SETTLEMENT OF BONDS IN THE TRUSTS

The Fund. Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 265 (the "Fund" ), was created under the laws of the State of New York pursuant to a Trust Indenture and Agreement (the "
Trust Agreement" ), dated the Date of Deposit, among Van Kampen American Capital Distributors, Inc., as Sponsor, American Portfolio Evaluation Services, a division of Van Kampen American Capital Investment Advisory Corp., as Evaluator, and The Bank of New York, as Trustee.

The Fund consists of seven separate portfolios of delivery statements relating to contracts to purchase interest-bearing obligations issued by or on behalf of states and territories of the United States, and political subdivisions and authorities thereof, the interest on which is, in the opinion of recognized bond counsel to the issuing authorities, excludable from gross income for Federal income tax under existing law. All issuers of Securities in a State Trust are located in the State for which such Trust is named or in United States territories or possessions and their public authorities; consequently, in the opinion of recognized bond counsel to such State issuers, the related interest earned on such Securities is exempt to the extent indicated from state and local taxes of such State. With the exception of the New York and Pennsylvania Trusts, Units of such Trusts may be purchased only by residents of the State for which such Trust is named. Units of a New York Trust may be purchased by residents of New York, Connecticut, Florida and Massachusetts. Units of a Pennsylvania Trust may be purchased by residents of Pennsylvania, Connecticut, Florida, Maryland, New York, Ohio and West Virginia. Offerees in the States of Illinois, Indiana, Virginia and Washington may purchase Units of the IM-IT and IM-IT Limited Maturity Trusts only. On the Date of Deposit, the Sponsor deposited with the Trustee the aggregate principal amount of Securities in each Trust as indicated under "General
Information--Principal Amount (Par Value) of Securities in Trust" in the "Summary of Essential Financial Information" . Such Securities consist of delivery statements relating to contracts for the purchase of certain interest-bearing obligations and cash, cash equivalents and/or irrevocable letters of credit issued by a financial institution in the amount required for such purchases. Thereafter, the Trustee, in exchange for the Securities so deposited, delivered to the Sponsor the certificates evidencing the ownership of the number of Units in each Trust as indicated under "Summary of Essential Financial Information." Unless otherwise terminated as provided herein, the Trust Agreement for any IM-IT or State Trust will terminate at the end of the calendar year prior to the fiftieth anniversary of its execution, and the Trust Agreement for any IM-IT Limited Maturity Trust, IM-IT Intermediate Trust or IM-IT Short Intermediate Trust will terminate at the end of the calendar year prior to the twentieth anniversary of its execution.

The portfolio of any IM-IT or State Trust consists of Bonds maturing approximately 15 to 40 years from the Date of Deposit. The approximate range of maturities from the Date of Deposit for Bonds in any IM-IT Limited Maturity Trust, IM-IT Intermediate Trust and IM-IT Short Intermediate Trust is 12 to 15 years, 5 to 15 years and 3 to 7 years, respectively. The dollar-weighted average maturity of the Bonds in any IM-IT Intermediate Trust and IM-IT Short Intermediate Trust is less than or equal to 10 years and 5 years, respectively.

The portfolios of the Trusts may consist of bonds that were acquired at a market discount from par value at maturity. The coupon interest rates on the discount bonds at the time they were purchased and deposited in such Trust were lower than the current market interest rates for newly issued bonds of comparable rating and type. If such interest rates for newly issued comparable bonds increase, the market discount of previously issued bonds will become greater, and if such interest rates for newly issued comparable bonds decline, the market discount of previously issued bonds will be reduced, other things being equal. Investors should also note that the value of bonds purchased at a market discount will increase in value faster than bonds purchased at a market premium if interest rates decrease. Conversely, if interest rates increase, the value of bonds purchased at a market discount will decrease faster than bonds purchased at a market premium. In addition, if interest rates rise, the prepayment risk of higher yielding, premium bonds and the prepayment benefit for lower yielding, discount bonds will be reduced. A bond purchased at a market discount and held to maturity will have a larger portion of its total return in the form of taxable income and capital gain and less in the form of tax-exempt interest income than a comparable bond newly issued at current market rates. See "Other Matters--Federal Tax Status." Market discount attributable to interest changes does not indicate a lack of market confidence in the issue. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any of the Bonds.

Certain of the Bonds in certain of the Trusts may be "zero coupon" bonds. See footnote (6) in "Notes to Portfolios" . Zero coupon bonds are purchased at a deep discount because the buyer receives only the right to receive a final payment at the maturity of the bond and does not receive any periodic interest payments. The effect of owning deep discount bonds which do not make current interest payments (such as the zero coupon bonds) is that a fixed yield is earned not only on the original investment but also, in effect, on all discount earned during the life of such obligation. This implicit reinvestment of earnings at the same rate eliminates the risk of being unable to reinvest the income on such obligation at a rate as high as the implicit yield on the discount obligation, but at the same time eliminates the holder's ability to reinvest at higher rates in the future. For this reason, zero coupon bonds are subject to substantially greater price fluctuations during periods of changing market interest rates than are securities of comparable quality which pay interest.

Certain of the Bonds in certain of the Trusts may have been purchased on a "when, as and if issued" or "delayed delivery" basis. See footnote (5) in "Notes to Portfolios" . The delivery of any such Securities may be delayed or may not occur. Interest on these Securities begins accruing to the benefit of Unitholders on their respective dates of delivery. To the extent any Securities are actually delivered to the Fund after their respective expected dates of delivery, Unitholders who purchase their Units prior to the date such Securities are actually delivered to the Trustee would be required to adjust their tax basis in their Units for a portion of the interest accruing on such Securities during the interval between their purchase of Units and the actual delivery of such Securities. As a result of any such adjustment, the Estimated Current Returns during the first year would be slightly lower than those stated herein which would be the returns after the first year, assuming the portfolio of a Trust and estimated annual expenses other than that of the Trustee (which may be reduced in the first year only) do not vary from that set forth under "Per Unit
Information" for the applicable Trust. Holders of the Units will be " at risk" with respect to all Securities in the portfolios including " when, as and if issued" and "delayed delivery" Securities (i.e., may derive either gain or loss from fluctuations in the evaluation of such Securities) from the date they commit for Units. For a discussion of the Sponsor's obligations in the event of the failure of any contract for the purchase of any of the Securities and limited right to substitute other tax-exempt bonds to replace any failed contract, see "Replacement
Bonds" below.

Each Unit initially offered represents the fractional undivided interest in the principal and net income of a Trust indicated under "Summary of Essential Financial Information" . To the extent that any Units are redeemed by the Trustee, the fractional undivided interest in a Trust represented by each unredeemed Unit will increase, although the actual interest in such Trust represented by such fraction will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor or the Underwriters, or until the termination of the Trust Agreement.

Objectives and Securities Selection. The objectives of the Fund are income exempt from Federal income taxation and, in the case of a State Trust, Federal and state income taxation and conservation of capital through an investment in diversified portfolios of Federal and state tax-exempt obligations. There is, of course, no guarantee that the Trusts will achieve their respective objectives. The Fund may be an appropriate investment vehicle for investors who desire to participate in a portfolio of tax-exempt fixed income securities with greater diversification than they might be able to acquire individually. In addition, securities of the type deposited in the Fund are often not available in small amounts.

Insurance guaranteeing the timely payment, when due, of all principal and interest on the Bonds in each Insured Trust has been obtained by such Trust from either AMBAC Indemnity Corporation ("AMBAC Indemnity" ), Financial Guaranty Insurance Company ("Financial Guaranty" or "FGIC" ) or a combination thereof (collectively, the "Portfolio Insurers" ), or by the issuer of such Bonds, by a prior owner of such Bonds, or by the Sponsor prior to the deposit of such Bonds in such Trust from (1) AMBAC Indemnity or one of its subsidiaries, American Municipal Bond Assurance Corporation (" AMBAC" ) or MGIC Indemnity Corporation ("MGIC Indemnity" ), (2)
Financial Guaranty, (3) MBIA Insurance Corporation ("MBIA" ), (4) Bond Investors Guaranty Insurance Company ("BIG" ), (5) National Union Fire Insurance Company of Pittsburgh, PA. ("National Union" ), (6) Capital
Guaranty Insurance Company ("Capital Guaranty" ), (7) Capital Markets Assurance Corporation ("CapMAC" ) and/or (8) Financial Security
Assurance Inc. ("Financial Security" or "FSA" ) (collectively, the "Preinsured Bond Insurers" ) (see "Unitholder
Explanations--Insurance on the Bonds in the Insured Trusts" ). Insurance obtained by an Insured Trust is effective only while the Bonds thus insured are held in such Trust. The Trustee has the right to acquire permanent insurance from a Portfolio Insurer with respect to each Bond insured by the respective Portfolio Insurer under a Trust portfolio insurance policy. Insurance relating to Bonds insured by the issuer, by a prior owner of such Bonds or by the Sponsor is effective so long as such Bonds are outstanding. Bonds insured under a policy of insurance obtained by the issuer, by a prior owner of such Bonds or by the Sponsor from one of the Preinsured Bond Insurers (the "Preinsured Bonds" ) are not additionally insured by an Insured
Trust. No representation is made as to any insurer's ability to meet its commitments.

Neither the Public Offering Price nor any evaluation of Units for purposes of repurchases or redemptions reflects any element of value for the insurance obtained by an Insured Trust, if any, unless Bonds are in default in payment of principal or interest or in significant risk of such default. See " Unitholder Explanations--Public Offering--Offering Price" . On the other hand, the value, if any, of Preinsured Bond insurance is reflected and included in the market value of such Bonds.

In order for bonds to be eligible for insurance, they must have credit characteristics which would qualify them for at least the Standard & Poor's rating of "BBB-" or at least the Moody's Investors Service, Inc.
rating of "Baa" , which in brief represent the lowest ratings for securities of investment grade (see "Other Matters--Description of Securities Ratings" ). Insurance is not a substitute for the basic credit of an issuer, but supplements the existing credit and provides additional security therefor. If an issue is accepted for insurance, a non-cancellable policy for the prompt payment of interest and principal on the bonds, when due, is issued by the insurer. Any premium or premiums relating to Preinsured Bond insurance is paid by the issuer, by a prior owner of such Bonds or by the Sponsor and a monthly premium is paid by an Insured Trust for the portfolio insurance, if any, obtained by such Trust. The Trustee has the right to obtain permanent insurance from a Portfolio Insurer in connection with the sale of a Bond insured under the insurance policy obtained from the respective Portfolio Insurer by an Insured Trust upon the payment of a single predetermined insurance premium from the proceeds of the sale of such Bond. Accordingly, any Bond in an Insured Trust is eligible to be sold on an insured basis. All Bonds insured by the Portfolio Insurers and the Preinsured Bond Insurers receive a "AAA" rating by Standard & Poor's. See "Unitholder
Explanations--Insurance on the Bonds in the Insured Trusts" .

In selecting Securities for the Trusts the following facts, among others, were considered by the Sponsor: (a) either the Standard & Poor's rating of the Securities was in no case less than "BBB-" in the case of the Insured
Trusts and "A-" in the case of the Quality Trusts, or the Moody's
Investors Service, Inc. rating of the Securities was in no case less than " Baa" in the case of the Insured Trusts and "A" in the case of the Quality Trusts, including provisional or conditional ratings, respectively, or, if not rated, the Securities had, in the opinion of the Sponsor, credit characteristics sufficiently similar to the credit characteristics of interest-bearing tax-exempt obligations that were so rated as to be acceptable for acquisition by the Fund (see "Other Matters--Description of Securities Ratings" ), (b) the prices of the Securities relative to other bonds of comparable quality and maturity, (c) the diversification of Securities as to purpose of issue and location of issuer and (d) with respect to the Insured Trusts, the availability and cost of insurance for the prompt payment of principal and interest, when due, on the Securities. Subsequent to the Date of Deposit, a Security may cease to be rated or its rating may be reduced below the minimum required as of the Date of Deposit. Neither event requires elimination of such Security from the portfolio of a Trust but may be considered in the Sponsor's determination as to whether or not to direct the Trustee to dispose of the Security (see "Trust Administration--Fund Administration and Expenses--Portfolio Administration" ).

To the best knowledge of the Sponsor, there is no litigation pending as of the Date of Deposit in respect of any Securities which might reasonably be expected to have a material adverse effect upon the Fund or any of the Trusts. At any time after the Date of Deposit, litigation may be initiated on a variety of grounds with respect to Securities in the Fund. Such litigation, as, for example, suits challenging the issuance of pollution control revenue bonds under environmental protection statutes, may affect the validity of such Securities or the tax-free nature of the interest thereon. While the outcome of litigation of such nature can never be entirely predicted, the Fund has received or will receive opinions of bond counsel to the issuing authorities of each Security on the date of issuance to the effect that such Securities have been validly issued and that the interest thereon is exempt from Federal income tax. In addition, other factors may arise from time to time which potentially may impair the ability of issuers to meet obligations undertaken with respect to the Securities.

Risk Factors. Certain of the Bonds in certain of the Trusts may be general obligations of a governmental entity that are backed by the taxing power of such entity. In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. All other Bonds in the Trusts are revenue bonds payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. General obligation bonds are secured by the issuer's pledge of its faith, credit and taxing power for the payment of principal and interest. Revenue bonds, on the other hand, are payable only from the revenues derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise tax or other specific revenue source. There are, of course, variations in the security of the different Bonds in the Fund, both within a particular classification and between classifications, depending on numerous factors. See "General" for each Trust.

Certain of the Bonds in certain of the Trusts may be obligations which derive their payments from mortgage loans. Certain of such housing bonds may be FHA insured or may be single family mortgage revenue bonds issued for the purpose of acquiring from originating financial institutions notes secured by mortgages on residences located within the issuer's boundaries and owned by persons of low or moderate income. In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. Mortgage loans are generally partially or completely prepaid prior to their final maturities as a result of events such as sale of the mortgaged premises, default, condemnation or casualty loss. Because these bonds are subject to extraordinary mandatory redemption in whole or in part from such prepayments of mortgage loans, a substantial portion of such bonds will probably be redeemed prior to their scheduled maturities or even prior to their ordinary call dates. Extraordinary mandatory redemption without premium could also result from the failure of the originating financial institutions to make mortgage loans in sufficient amounts within a specified time period. Additionally, unusually high rates of default on the underlying mortgage loans may reduce revenues available for the payment of principal of or interest on such mortgage revenue bonds. These bonds were issued under Section 103A of the Internal Revenue Code, which Section contains certain requirements relating to the use of the proceeds of such bonds in order for the interest on such bonds to retain its tax-exempt status. In each case the issuer of the bonds has covenanted to comply with applicable requirements and bond counsel to such issuer has issued an opinion that the interest on the bonds is exempt from Federal income tax under existing laws and regulations. Certain issuers of housing bonds have considered various ways to redeem bonds they have issued prior to the stated first redemption dates for such bonds. In connection with the housing bonds held by the Fund, the Sponsor at the Date of Deposit is not aware that any of the respective issuers of such Bonds are actively considering the redemption of such Bonds prior to their respective stated initial call dates. See " General" for each Trust.

Certain of the Bonds in certain of the Trusts may be health care revenue bonds. In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. Ratings of bonds issued for health care facilities are often based on feasibility studies that contain projections of occupancy levels, revenues and expenses. A facility's gross receipts and net income available for debt service may be affected by future events and conditions including, among other things, demand for services and the ability of the facility to provide the services required, physicians' confidence in the facility, management capabilities, competition with other health care facilities, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, the cost and possible unavailability of malpractice insurance, the funding of Medicare, Medicaid and other similar third party payor programs, government regulation and the termination or restriction of governmental financial assistance, including that associated with Medicare, Medicaid and other similar third party payor programs. Pursuant to recent Federal legislation, Medicare reimbursements are currently calculated on a prospective basis utilizing a single nationwide schedule of rates. Prior to such legislation Medicare reimbursements were based on the actual costs incurred by the health facility. The current legislation may adversely affect reimbursements to hospitals and other facilities for services provided under the Medicare program. Such adverse changes also may adversely affect the ratings of Securities held in the portfolios of the Fund; however, because of the insurance obtained by each of the Insured Trusts, the "AAA" rating of the Units of each of the Insured Trusts would not be affected. See "General" for each Trust.

Certain of the Bonds in certain of the Trusts may be obligations of public utility issuers, including those selling wholesale and retail electric power and gas. In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. General problems of such issuers would include the difficulty in financing large construction programs in an inflationary period, the limitations on operations and increased costs and delays attributable to environmental considerations, the difficulty of the capital market in absorbing utility debt, the difficulty in obtaining fuel at reasonable prices and the effect of energy conservation. All of such issuers have been experiencing certain of these problems in varying degrees. In addition, Federal, state and municipal governmental authorities may from time to time review existing, and impose additional, regulations governing the licensing, construction and operation of nuclear power plants, which may adversely affect the ability of the issuers of certain of the Bonds in the portfolio to make payments of principal and/or interest on such Bonds. See "General" for each Trust.

Certain of the Bonds in certain of the Trusts may be obligations of issuers whose revenues are derived from the sale of water and/or sewerage services. In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. Such Bonds are generally payable from user fees. The problems of such issuers include the ability to obtain timely and adequate rate increases, population decline resulting in decreased user fees, the difficulty of financing large construction programs, the limitations on operations and increased costs and delays attributable to environmental considerations, the increasing difficulty of obtaining or discovering new supplies of fresh water, the effect of conservation programs and the impact of "no-growth" zoning ordinances. All of such issuers have been experiencing certain of these problems in varying degrees. See "
General" for each Trust.

Certain of the Bonds in certain of the Trusts may be industrial revenue bonds ("IRBs" ). In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. IRBs have generally been issued under bond resolutions pursuant to which the revenues and receipts payable under the arrangements with the operator of a particular project have been assigned and pledged to purchasers. In some cases, a mortgage on the underlying project may have been granted as security for the IRBs. Regardless of the structure, payment of IRBs is solely dependent upon the creditworthiness of the corporate operator of the project or corporate guarantor. Corporate operators or guarantors may be affected by many factors which may have an adverse impact on the credit quality of the particular company or industry. These include cyclicality of revenues and earnings, regulatory and environmental restrictions, litigation resulting from accidents or environmentally-caused illnesses, extensive competition and financial deterioration resulting from a corporate restructuring pursuant to a leveraged buy-out, takeover or otherwise. Such a restructuring may result in the operator of a project becoming highly leveraged which may impact on such operator's creditworthiness which in turn would have an adverse impact on the rating and/or market value of such Bonds. Further, the possibility of such a restructuring may have an adverse impact on the market for and consequently the value of such Bonds, even though no actual takeover or other action is ever contemplated or effected. See "General" for each Trust.

Certain of the Bonds in certain of the Trusts may be obligations that are secured by lease payments of a governmental entity (hereinafter called " lease obligations" ). Lease obligations are often in the form of certificates of participation. In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. Although the lease obligations do not constitute general obligations of the municipality for which the municipality's taxing power is pledged, a lease obligation is ordinarily backed by the municipality's covenant to appropriate for and make the payments due under the lease obligation. However, certain lease obligations contain "non-appropriation" clauses which provide that the municipality has no obligation to make lease payments in future years unless money is appropriated for such purpose on a yearly basis. A governmental entity that enters into such a lease agreement cannot obligate future governments to appropriate for and make lease payments but covenants to take such action as is necessary to include any lease payments due in its budgets and to make the appropriations therefor. A governmental entity's failure to appropriate for and to make payments under its lease obligation could result in insufficient funds available for payment of the obligations secured thereby. Although "non-appropriation" lease obligations are secured by the leased property, disposition of the property in the event of foreclosure might prove difficult. See "General" for each Trust.

Certain of the Bonds in certain of the Trusts may be obligations of issuers which are, or which govern the operation of, schools, colleges and universities and whose revenues are derived mainly from ad valorem taxes or for higher education systems, from tuition, dormitory revenues, grants and endowments. In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. General problems relating to school bonds include litigation contesting the State constitutionality of financing public education in part from ad valorem taxes, thereby creating a disparity in educational funds available to schools in wealthy areas and schools in poor areas. Litigation or legislation on this issue may affect the sources of funds available for the payment of school bonds in the Trusts. General problems relating to college and university obligations include the prospect of a declining percentage of the population consisting of "college" age individuals, possible inability to raise tuitions and fees sufficiently to cover increased operating costs, the uncertainty of continued receipt of Federal grants and state funding, and government legislation or regulations which may adversely affect the revenues or costs of such issuers. All of such issuers have been experiencing certain of these problems in varying degrees. See "General" for each Trust.

Certain of the Bonds in certain of the Trusts may be obligations which are payable from and secured by revenues derived from the ownership and operation of facilities such as airports, bridges, turnpikes, port authorities, convention centers and arenas. In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. The major portion of an airport's gross operating income is generally derived from fees received from signatory airlines pursuant to use agreements which consist of annual payments for leases, occupancy of certain terminal space and service fees. Airport operating income may therefore be affected by the ability of the airlines to meet their obligations under the use agreements. The air transport industry is experiencing significant variations in earnings and traffic, due to increased competition, excess capacity, increased costs, deregulation, traffic constraints and other factors, and several airlines are experiencing severe financial difficulties. The Sponsor cannot predict what effect these industry conditions may have on airport revenues which are dependent for payment on the financial condition of the airlines and their usage of the particular airport facility. Similarly, payment on Bonds related to other facilities is dependent on revenues from the projects, such as user fees from ports, tolls on turnpikes and bridges and rents from buildings. Therefore, payment may be adversely affected by reduction in revenues due to such factors as increased cost of maintenance, decreased use of a facility, lower cost of alternative modes of transportation, scarcity of fuel and reduction or loss of rents. See "General" for each Trust.

Certain of the Bonds in certain of the Trusts may be obligations which are payable from and secured by revenues derived from the operation of resource recovery facilities. In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. Resource recovery facilities are designed to process solid waste, generate steam and convert steam to electricity. Resource recovery bonds may be subject to extraordinary optional redemption at par upon the occurrence of certain circumstances, including but not limited to: destruction or condemnation of a project; contracts relating to a project becoming void, unenforceable or impossible to perform; changes in the economic availability of raw materials, operating supplies or facilities necessary for the operation of a project or technological or other unavoidable changes adversely affecting the operation of a project; administrative or judicial actions which render contracts relating to the projects void, unenforceable or impossible to perform; or impose unreasonable burdens or excessive liabilities. The Sponsor cannot predict the causes or likelihood of the redemption of resource recovery bonds in such a Trust prior to the stated maturity of the Bonds. See "General" for each Trust.

Replacement Bonds. Because certain of the Securities in the Fund may from time to time under certain circumstances be sold or redeemed or will mature in accordance with their terms and because the proceeds from such events will be distributed to Unitholders and will not be reinvested, no assurance can be given that any Trust will retain for any length of time its present size and composition. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any Security. In the event of a failure to deliver any Security that has been purchased for the Fund under a contract, including those Securities purchased on a "when, as and if issued" basis ("Failed Bonds" ), the Sponsor is authorized under the Trust
Agreement to direct the Trustee to acquire other bonds ("Replacement
Bonds" ) to make up the original corpus of the Fund.

The Replacement Bonds must be purchased within 20 days after delivery of the notice of the failed contract and the purchase price (exclusive of accrued interest) may not exceed the amount of funds reserved for the purchase of the Failed Bonds. The Replacement Bonds (i) must be tax-exempt bonds issued by states or territories of the United States or political subdivisions thereof and, in the case of replacement of bonds in a State Trust, shall have the benefit of an exemption from state taxation of interest to an extent equal to or greater than that of the bonds they replace, (ii) must have a fixed maturity date of at least 10 years in the case of an IM-IT or a State Trust or, in the case of an IM-IT Limited Maturity, IM-IT Intermediate or IM-IT Short Intermediate Trust, must have a fixed maturity date within the range set forth under "Unitholder Explanations--Settlement of Bonds in the Trusts--The Fund" , (iii) must be purchased at a price that results in a yield to maturity and in a current return, in each case as of the Date of Deposit, at least equal to that of the Failed Bonds, (iv) shall not be " when, as and if issued" bonds, (v) must be rated "BBB-" or better in the case of the Insured Trusts and "A-" or better in the case of the Quality Trusts by Standard & Poor's or "Baa" or better in the case of the Insured Trusts and "A" or better in the case of the Quality
Trusts by Moody's Investors Service, Inc. and (vi) with respect to each Insured Trust, must be insured by one of the Preinsured Bond Insurers or be eligible for (and when acquired be insured under) the insurance obtained by such Insured Trust. Whenever a Replacement Bond has been acquired for the Fund, the Trustee shall, within five days thereafter, notify all Unitholders of the affected Trust of the acquisition of the Replacement Bond and shall, on the next monthly distribution date which is more than 30 days thereafter, make a pro rata distribution of the amount, if any, by which the cost to the affected Trust of the Failed Bond exceeded the cost of the Replacement Bond plus accrued interest. Once the original corpus of a Trust is acquired, the Trustee will have no power to vary the investment of the Trust; i.e., the Trust will have no managerial power to take advantage of market variation to improve a Unitholder's investment.

If the right of limited substitution described in the preceding paragraph shall not be utilized to acquire Replacement Bonds in the event of a failed contract, the Sponsor will refund the sales charge attributable to such Failed Bonds to all Unitholders of the affected Trust and distribute the principal and accrued interest (at the coupon rate of such Failed Bonds to the date the Failed Bonds are removed from the Fund) attributable to such Failed Bonds not more than 30 days after such removal or such earlier time as the Trustee in its sole discretion deems to be in the interest of the Unitholders. All such interest paid to a Unitholder which accrued after the expected date of settlement for purchase of his Units will be paid by the Sponsor and accordingly will not be treated as tax-exempt income. In the event a Replacement Bond should not be acquired by the Fund, the Estimated Net Annual Interest Income per Unit for the affected Trust would be reduced and the Estimated Current Return and Estimated Long-Term Return thereon might be lowered. In addition, Unitholders should be aware that they may not be able at the time of receipt of such principal to reinvest such proceeds in other securities at a yield equal to or in excess of the yield which such proceeds were earning to Unitholders in the affected Trust.

Bond Redemptions. Certain of the Bonds in certain of the Trusts may be subject to redemption prior to their stated maturity date pursuant to sinking fund provisions, call provisions or extraordinary optional or mandatory redemption provisions or otherwise. A sinking fund is a reserve fund accumulated over a period of time for retirement of debt. A callable debt obligation is one which is subject to redemption or refunding prior to maturity at the option of the issuer. A refunding is a method by which a debt obligation is redeemed, at or before maturity, by the proceeds of a new debt obligation. In general, call provisions are more likely to be exercised when the offering side valuation is at a premium over par than when it is at a discount from par. The exercise of redemption or call provisions will (except to the extent the proceeds of the called Bonds are used to pay for Unit redemptions) result in the distribution of principal and may result in a reduction in the amount of subsequent interest distributions; it may also affect the current return on Units of the Trust involved. Each Trust portfolio contains a listing of the sinking fund and call provisions, if any, with respect to each of the debt obligations. Extraordinary optional redemptions and mandatory redemptions result from the happening of certain events. Generally, events that may permit the extraordinary optional redemption of Bonds or may require the mandatory redemption of Bonds include, among others: a final determination that the interest on the Bonds is taxable; the substantial damage or destruction by fire or other casualty of the project for which the proceeds of the Bonds were used; an exercise by a local, state or Federal governmental unit of its power of eminent domain to take all or substantially all of the project for which the proceeds of the Bonds were used; changes in the economic availability of raw materials, operating supplies or facilities or technological or other changes which render the operation of the project for which the proceeds of the Bonds were used uneconomic; changes in law or an administrative or judicial decree which renders the performance of the agreement under which the proceeds of the Bonds were made available to finance the project impossible or which creates unreasonable burdens or which imposes excessive liabilities, such as taxes, not imposed on the date the Bonds are issued on the issuer of the Bonds or the user of the proceeds of the Bonds; an administrative or judicial decree which requires the cessation of a substantial part of the operations of the project financed with the proceeds of the Bonds; an overestimate of the costs of the project to be financed with the proceeds of the Bonds resulting in excess proceeds of the Bonds which may be applied to redeem Bonds; or an underestimate of a source of funds securing the Bonds resulting in excess funds which may be applied to redeem Bonds. The issuer of certain Bonds in a Trust may have sold or reserved the right to sell, upon the satisfaction of certain conditions, to third parties all or any portion of its rights to call Bonds in accordance with the stated redemption provisions of such Bonds. In such a case the issuer no longer has the right to call the Bonds for redemption unless it reacquires the rights from such third party. A third party pursuant to these rights may exercise the redemption provisions with respect to a Bond at a time when the issuer of the Bond might not have called a Bond for redemption had it not sold such rights. The Sponsor is unable to predict all of the circumstances which may result in such redemption of an issue of Bonds. See "Portfolio" for each Trust and footnote (3) in the "Notes to Portfolios" . See also the discussion of single family mortgage and multi-family revenue bonds above for more information on the call provisions of such bonds.

Distributions. Distributions of interest received by the Fund, pro rated on an annual basis, will be made on a monthly basis, unless the Unitholder elects to receive them semi-annually. The first such distribution will be in the amount indicated under "Per Unit Information" for the applicable Trust and will be made on the twenty-fifth day of the month indicated under "Initial Distribution" therein to Unitholders of record on the tenth day of such month. The first distribution of funds from the Principal Account, if any, will be made on the first semi-annual distribution date to Unitholders of record on the first semi-annual record date, and thereafter such distributions will be made on a semi-annual basis, except under certain special circumstances (see "Unitholder Explanations--Public Offering
-Distributions of Interest and Principal" ).

Change of Distribution Option. The plan of distribution selected by a Unitholder will remain in effect until changed. Unitholders purchasing Units in the secondary market will initially receive distributions in accordance with the election of the prior owner. Unitholders may change the plan of distribution in which they are participating. For convenience of Unitholders, the Trustee will furnish a card for this purpose; cards may also be obtained upon request from the Trustee. Unitholders desiring to change their plan of distribution may so indicate on the card and return it together with their certificate and such other documentation that the Trustee may then require, to the Trustee. Certificates should only be sent by registered or certified mail to minimize the possibility of their being lost or stolen. If the card and certificate are properly presented to the Trustee, the change will become effective as of the opening of business on the first day after the next succeeding semi-annual record date and will be effective, unless further changed, for all subsequent distributions.

Certificates. The Trustee is authorized to treat as the record owner of Units that person who is registered as such owner on the books of the Trustee. Ownership of Units of each Trust is evidenced by separate registered certificates executed by the Trustee and the Sponsor. Certificates are transferable by presentation and surrender to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer. A Unitholder must sign exactly as his name appears on the face of the certificate with the signature guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP" ) or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be accepted by the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Certificates will be issued in denominations of one Unit or any multiple thereof. Certificates for Units will bear appropriate notations on their face indicating which plan of distribution has been selected in respect thereof. If a change in the plan of distribution is made, the existing certificate must be surrendered to the Trustee and a new certificate will be issued, at no charge to the Unitholder, to reflect the currently effective plan of distribution.

Although no such charge is now made or contemplated, the Trustee may require a Unitholder to pay a reasonable fee for each certificate re-issued (other than as a result of a change in plan of distribution) or transferred and to pay any governmental charge that may be imposed in connection with each such transfer or interchange. Destroyed, stolen, mutilated or lost certificates will be replaced upon delivery to the Trustee of satisfactory indemnity, evidence of ownership and payment of expenses incurred. Mutilated certificates must be surrendered to the Trustee for replacement.

ESTIMATED CURRENT RETURNS AND ESTIMATED LONG-TERM RETURNS

As of the close of business on the day before the Date of Deposit (except for the IM-IT and Pennsylvania IM-IT Trusts as of 8:00 A.M. Central Time on the Date of Deposit) the Estimated Current Returns and the Estimated Long-Term Returns, under the monthly and semi-annual distribution plans, were as set forth in the "Per Unit Information" for each Trust. Estimated Current
Return is calculated by dividing the estimated net annual interest income per Unit by the Public Offering Price. The estimated net annual interest income per Unit will vary with changes in fees and expenses of the Trustee and the Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of Securities while the Public Offering Price will vary with changes in the offering price of the underlying Securities; therefore, there is no assurance that the present Estimated Current Return will be realized in the future. Estimated Long-Term Return is calculated using a formula which (1) takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of all of the Securities in a Trust and (2) takes into account the expenses and sales charge associated with each Trust Unit. Since the market values and estimated retirements of the Securities and the expenses of a Trust will change, there is no assurance that the present Estimated Long-Term Return will be realized in the future. The Estimated Current Return and Estimated Long-Term Return are expected to differ because the calculation of Estimated Long-Term Return reflects the estimated date and amount of principal returned while the Estimated Current Return calculation includes only net annual interest income and Public Offering Price.

In order to acquire certain of the Securities contracted for by the Sponsor for deposit in the Fund, it may be necessary for the Sponsor or Trustee to pay on the settlement dates for delivery of such Securities amounts covering accrued interest on such Securities which exceed the amounts which will be made available through cash furnished by the Sponsor on the Date of Deposit, which amount of cash may exceed the interest which would accrue to the First Settlement Date. The Trustee has agreed to pay for any amounts necessary to cover any such excess and will be reimbursed therefor, when funds become available from interest payments on the particular Securities with respect to which such payments may have been made. Also, since interest on any "when, as and if issued" Securities does not begin accruing as tax-exempt interest income to the benefit of Unitholders until their respective dates of delivery, the Trustee may, in order to maintain (or in some cases approach) for the Unitholders the same estimated net annual interest incomes during the first year of the Trusts' operations as is indicated under "Per Unit Information" for the applicable Trust, reduce its fee (and to the extent necessary pay Trust expenses) in an amount equal to that indicated under "
Per Unit Information" for the applicable Trust.

INTEREST EARNING SCHEDULE

Calculation of Estimated Net Annual Interest Income. The estimated net annual interest income is based on 360 days. To account for the estimated net annual interest income per Unit in a Trust, it is necessary to use the following information.

The beginning interest date for each Trust is January 8, 1996. The first monthly record date for each Trust (February 10, 1996) is 32 days from such date. The daily rates of estimated net annual interest income per Unit accrued on a monthly basis are $.13901, $.13495, $.13248, $.13566, $.13527, $.13616
and $.13348 for the IM-IT, IM-IT Limited Maturity, Colorado IM-IT, Florida IM-IT, New Jersey IM-IT, Pennsylvania IM-IT and Kentucky Quality Trusts, respectively. This amounts to $4.45, $4.32, $4.24, $4.34, $4.33, $4.36 and
$4.27 for the IM-IT, IM-IT Limited Maturity, Colorado IM-IT, Florida IM-IT,
New Jersey IM-IT, Pennsylvania IM-IT and Kentucky Quality Trusts, respectively.

Utilizing the preceding information assuming the monthly payment option, the following procedure illustrates the calculation of first year estimated net annual interest income per Unit for the Colorado IM-IT Trust:

The Colorado IM-IT Trust accrues

$4.24 to the first record date plus

$39.80 which is 10 normal distributions at $3.98, and finally adding

$3.66 which has accrued from December 10, 1996 until January 8, 1997 which completes the 360 day cycle (28 days times the daily factor)

Total $47.70 interest earned /$1,000.00 (Date of Deposit Public Offering Price) = 4.77% Estimated Current Return as of the Date of Deposit.

ACCRUED INTEREST

Accrued Interest. Accrued interest is an accumulation of unpaid interest on securities which generally is paid semi-annually, although the Trust accrues such interest daily. Because of this, the Trust always has an amount of interest earned but not yet collected by the Trustee. For this reason, with respect to sales settling subsequent to the First Settlement Date, the Public Offering Price of Units will have added to it the proportionate share of accrued interest to the date of settlement. Unitholders will receive on the next distribution date of the Trust the amount, if any, of accrued interest paid on their Units.

In an effort to reduce the amount of accrued interest which would otherwise have to be paid by Unitholders, the Trustee will advance the amount of accrued interest to the Sponsor as the Unitholder of record as of the First Settlement Date. Consequently, the amount of accrued interest to be added to the Public Offering Price of Units will include only accrued interest from the First Settlement Date to the date of settlement, less any distributions from the Interest Account subsequent to the First Settlement Date. See "Public Offering--Distributions of Interest and Principal."

Because of the varying interest payment dates of the Securities, accrued interest at any point in time will be greater than the amount of interest actually received by a Trust and distributed to Unitholders. If a Unitholder sells or redeems all or a portion of his Units, he will be entitled to receive his proportionate share of the accrued interest from the purchaser of his Units. Since the Trustee has the use of the funds held in the Interest Account for distributions to Unitholders and since such Account is non-interest-bearing to Unitholders, the Trustee benefits thereby.

PUBLIC OFFERING

General. Units are offered at the Public Offering Price. During the initial offering period the Public Offering Price is based on the offering prices of the Securities in each Trust and includes a sales charge of 4.9% of the Public Offering Price (5.152% of the aggregate offering price of the Securities) for an IM-IT or a State Trust, 4.3% of the Public Offering Price (4.493% of the aggregate offering price of the Securities) for an IM-IT Limited Maturity Trust, 3.9% of the Public Offering Price (4.058% of the aggregate offering price of the Securities) for an IM-IT Intermediate Trust and 2.0% of the Public Offering Price (2.041% of the aggregate offering price of the Securities) for an IM-IT Short Intermediate Trust. After the initial public offering period, the secondary market Public Offering Price is based on the bid prices of the Securities in each Trust and includes a sales charge determined in accordance with the table set forth below, which is based upon the dollar weighted average maturity of each Trust plus in each case accrued interest, if any. For purposes of computation, Bonds will be deemed to mature on their expressed maturity dates unless: (a) the Bonds have been called for redemption or funds or securities have been placed in escrow to redeem them on an earlier call date, in which case such call date will be deemed to be the date upon which they mature; or (b) such Bonds are subject to a "mandatory tender" , in which case such mandatory tender will be deemed to be the date upon which they mature.

The effect of this method of sales charge computation will be that different sales charge rates will be applied to each Trust based upon the dollar weighted average maturity of such Trust's Portfolio, in accordance with the following schedule:


Years To Maturity    Sales Charge               Years To Maturity    Sales Charge
1                    1.010%                     12                   4.167%
2                    1.266                      13                   4.275
3                    1.579                      14                   4.384
4                    1.781                      15                   4.493
5                    2.041                      16                   4.603
6                    2.302                      17                   4.712
7                    2.564                      18                   4.822
8                    3.093                      19                   4.932
9                    3.627                      20                   5.042
10                   4.058                      21 to 30             5.152
11                   4.112

The sales charges in the above table are expressed as a percentage of the aggregate bid prices of the Securities in a Trust. Expressed as a percent of the Public Offering Price, the sales charge on a Trust consisting entirely of a portfolio of Bonds with 15 years to maturity would be 4.30%. The sales charge applicable to quantity purchases during the initial offering period is, however, reduced on a graduated basis to any person acquiring 100 or more Units as follows:

                       Dollar Amount of Sales
                       Charge Reduction Per Unit
                        IM-IT, State and
Aggregate Number of    National Quality    IM-IT Short
Units Purchased        Trusts              Intermediate Trust   Other Trusts
100-249 Units......... $4.00               $2.00               $4.00
250-499 Units......... $6.00               $3.00               $6.00
500-999 Units......... $14.00              $4.00               $9.00
1,000 or more Units... $19.00              $6.00               $11.00

Any such reduced sales charge shall be the responsibility of the selling Underwriter, broker, dealer or agent. The Sponsor will, however, increase the concession or agency commission for such quantity purchases. See "Public Offering--Unit Distribution" . This reduced sales charge structure will apply on all purchases by the same person from any one Underwriter or dealer of units of Van Kampen American Capital-sponsored unit investment trusts which are being offered in the initial offering period (a) on any one day (the " Initial Purchase Date" ) or (b) on any day subsequent to the Initial
Purchase Date, if (1) the units purchased are of a unit investment trust purchased on the Initial Purchase Date, and (2) the person purchasing the units purchased a sufficient amount of units on the Initial Purchase Date to qualify for a reduced sales charge on such date. In the event units of more than one trust are purchased on the Initial Purchase Date, the aggregate dollar amount of such purchases will be used to determine whether purchasers are eligible for a reduced sales charge. Such aggregate dollar amount will be divided by the public offering price per unit (on the day preceding the date of purchase) of each respective trust purchased to determine the total number of units which such amount could have purchased of each individual trust. Purchasers must then consult the applicable trust's prospectus to determine whether the total number of units which could have been purchased of a specific trust would have qualified for a reduced sales charge and, if so qualified, the amount of such reduction. Assuming a purchaser qualifies for a sales charge reduction or reductions, to determine the applicable sales charge reduction or reductions it is necessary to accumulate all purchases made on the Initial Purchase Date and all purchases made in accordance with (b) above. Units purchased in the name of the spouse of a purchaser or in the name of a child of such purchaser under 21 years of age will be deemed for the purposes of calculating the applicable sales charge to be additional purchases by the purchaser. The reduced sales charges will also be applicable to a trustee or other fiduciary purchasing securities for one or more trust estate or fiduciary accounts. Employees of Van Kampen American Capital Distributors Inc. and its subsidiaries may purchase Units of the Trust at the current Public Offering Price less the underwriting commission or less the dealer's concession in the absence of an underwriting commission. Registered representatives of selling Underwriters may purchase Units of the Fund at the current Public Offering Price less the underwriting commission during the initial offering period, and less the dealer's concession for secondary market transactions. Registered representatives of selling brokers, dealers, or agents may purchase Units of the Fund at the current Public Offering Price less the dealer's concession during the initial offering period and for secondary market transactions.

Units may be purchased in the primary or secondary market at the Public Offering Price (for purchases which do not qualify for a sales charge reduction for quantity purchases) less the concession the Sponsor typically allows to brokers and dealers for purchases (see "Trust Administration--General--Unit Distribution" ) by (1) investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed, (2) bank trust departments investing funds over which they exercise exclusive discretionary investment authority and that are held in a fiduciary, agency, custodial or similar capacity, (3) any person who for at least 90 days, has been an officer, director or bona fide employee of any firm offering Units for sale to investors or their immediate family members (as described above) and
(4) officers and directors of bank holding companies that make Units available directly or through subsidiaries or bank affiliates. Notwithstanding anything to the contrary in this Prospectus, such investors, bank trust departments, firm employees and bank holding company officers and directors who purchase Units through this program will not receive sales charge reductions for quantity purchases.

Offering Price. Public Offering Price of the Units will vary from the amounts stated under "Summary of Essential Financial Information" in accordance with fluctuations in the prices of the underlying Securities in each Trust.

As indicated above, the price of the Units as of the date the Securities were deposited in each Trust was determined by adding to the aggregate offering price of the Securities of a Trust an amount equal to the applicable sales charge expressed as a percentage of the aggregate offering price of the Securities and dividing the sum so obtained by the number of Units outstanding. This computation produced a gross underwriting commission equal to such sales charge expressed as a percentage of the Public Offering Price. Such price determination as of the close of business on the day before the Date of Deposit (except for the IM-IT and Pennsylvania IM-IT Trusts as of 8:00 A.M. Central Time on the Date of Deposit) was made on the basis of an evaluation of the Securities in each Trust prepared by Interactive Data Corporation, a firm regularly engaged in the business of evaluating, quoting or appraising comparable securities. After the close of business on the day before the Date of Deposit (except for the IM-IT and Pennsylvania IM-IT Trusts as of 8:00 A.M. Central Time on the Date of Deposit) and during the period of initial offering, the Evaluator will appraise or cause to be appraised daily the value of the underlying Securities of each Trust as of 4:00 P.M. Eastern time on days the New York Stock Exchange is open for business and will adjust the Public Offering Price of the Units commensurate with such appraisal. Such Public Offering Price will be effective for all orders received at or prior to 4:00 P.M. Eastern time on each such day. Orders received by the Trustee, Sponsor or any Underwriter for purchases, sales or redemptions after that time, or on a day when the New York Stock Exchange is closed, will be held until the next determination of price. For secondary market sales the Public Offering Price per Unit will be equal to the aggregate bid price of the Securities in the Trust plus an amount equal to the applicable secondary market sales charge expressed as a percentage of the aggregate bid price of the Securities and dividing the sum so attained by the number of Units then outstanding. This computation produces a gross commission equal to such sales charge expressed as a percentage of the Public Offering Price. For secondary market purposes such appraisal and adjustment with respect to a Trust will be made by the Evaluator as of 4:00 P.M. Eastern time on days in which the New York Stock Exchange is open for each day on which any Unit of such Trust is tendered for redemption, and it shall determine the aggregate value of any Trust as of 4:00 P.M. Eastern time on such other days as may be necessary.

The aggregate price of the Securities in each Trust has been and will be determined on the basis of bid prices or offering prices, as is appropriate,
(a) on the basis of current market prices for the Securities obtained from dealers or brokers who customarily deal in bonds comparable to those held by the Fund; (b) if such prices are not available for any particular Securities, on the basis of current market prices for comparable bonds; (c) by causing the value of the Securities to be determined by others engaged in the practice of evaluation, quoting or appraising comparable bonds; or (d) by any combination of the above. Market prices of the Securities will generally fluctuate with changes in market interest rates. Unless Bonds are in default in payment of principal or interest or in significant risk of such default, the Evaluator will not attribute any value to the insurance obtained by an Insured Trust, if any.

The Evaluator will consider in its evaluation of Bonds which are in default in payment of principal or interest or, in the Sponsor's opinion, in significant risk of such default (the "Defaulted Bonds" ) the value of the insurance guaranteeing interest and principal payments. The value of the insurance will be equal to the difference between (i) the market value of Defaulted Bonds assuming the exercise of the right to obtain Permanent Insurance (less the insurance premiums and related expenses attributable to the purchase of Permanent Insurance) and (ii) the market value of such Defaulted Bonds not covered by Permanent Insurance. In addition, the Evaluator will consider the ability of the affected Portfolio Insurer to meet its commitments under any Trust insurance policy, including the commitments to issue Permanent Insurance. It is the position of the Sponsor that this is a fair method of valuing the Bonds and the insurance obtained by an Insured Trust and reflects a proper valuation method in accordance with the provisions of the Investment Company Act of 1940.

No value has been ascribed to insurance obtained by an Insured Trust, if any, as of the date of this Prospectus.

The initial or primary Public Offering Price of the Units is equal to the offering price per Unit of the underlying Securities in each Trust plus the applicable sales charge plus interest accrued but unpaid from the First Settlement Date to the date of settlement. The secondary market Public Offering Price is equal to the bid price per Unit of the Securities in each Trust plus the applicable sales charge plus accrued interest. The offering price of Securities in each Trust may be expected to average approximately 0.5%-1% more than the bid price of such Securities. On the Date of Deposit, the offering side evaluations of the Securities in the Trusts were higher than the bid side evaluations of such Securities by the respective amounts indicated under footnote (5) in "Notes to Portfolios" .

Although payment is normally made three business days following the order for purchase, payment may be made prior thereto. A person will become the owner of Units on the date of settlement provided payment has been received. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934. Delivery of certificates representing Units so ordered will be made three business days following such order or shortly thereafter. See "Redemption of Units" below for information regarding the ability to redeem Units ordered for purchase.

Market for Units. During the initial public offering period, the Sponsor and/or certain of the Underwriters intend to offer to purchase Units at a price equivalent to the Public Offering Price which is based upon the aggregate offering price per Unit of the underlying Securities in each Trust plus accrued interest to the date of settlement less the related sales commission. Afterward, although they are not obligated to do so, the Sponsor intends to, and certain of the other Underwriters may, maintain a market for the Units offered hereby and to offer continuously to purchase such Units at prices, subject to change at any time, based upon the aggregate bid prices of the Securities in the portfolio of each Trust plus interest accrued to the date of settlement and plus any principal cash on hand, less any amounts representing taxes or other governmental charges payable out of the Trust and less any accrued Trust expenses. If the supply of Units exceeds demand or if some other business reason warrants it, the Sponsor and/or the Underwriters may either discontinue all purchases of Units or discontinue purchases of Units at such prices. In the event that a market is not maintained for the Units and the Unitholder cannot find another purchaser, a Unitholder of any Trust desiring to dispose of his Units may be able to dispose of such Units only by tendering them to the Trustee for redemption at the Redemption Price, which is based upon the aggregate bid price of the Securities in the portfolio of such Trust plus any accrued interest. The aggregate bid prices of the underlying Securities in a Trust are expected to be less than the related aggregate offering prices. See "Redemption of Units" below. A
Unitholder who wishes to dispose of his Units should inquire of his broker as to current market prices in order to determine whether there is in existence any price in excess of the Redemption Price and, if so, the amount thereof.

Distributions of Interest and Principal. Interest received by the Fund, including that part of the proceeds of any disposition of Securities which represents accrued interest, is credited by the Trustee to the Interest Account for the appropriate Trust. Other receipts are credited to the Principal Account for the appropriate Trust. Interest received by the Fund after deduction of amounts sufficient to reimburse the Trustee, without interest, for any amounts advanced and paid to the Sponsor as the Unitholder of record as of the First Settlement Date (see "Public Offering--Offering Price" above) will be distributed on or shortly after the twenty-fifth day of each month on a pro rata basis to Unitholders of record of a Trust as of the preceding record date who are entitled to distributions at that time under the plan of distributions chosen. All distributions will be net of applicable expenses. The pro rata share of cash in the Principal Account of a Trust will be computed as of the date set forth under "Per Unit Information" for the applicable Trust, and thereafter as of the semi-annual record date, and distributions to the Unitholders as of such record date will be made on or shortly after the twenty-fifth day of such month. Proceeds received from the disposition of any of the Securities after such record date and prior to the following distribution date will be held in the Principal Account and not distributed until the next distribution date. The Trustee is not required to pay interest on funds held in any Principal or Interest Account (but may itself earn interest thereon and therefore benefits from the use of such funds) nor to make a distribution from the Principal Account unless the amount available for distribution therein shall equal at least $1.00 per Unit. However, should the amount available for distribution in the Principal Account equal or exceed $10.00 per Unit, the Trustee will make a special distribution from the Principal Account on the next succeeding monthly distribution date to holders of record on the related monthly record date.

The distribution to the Unitholders of a Trust as of each record date after the First Settlement Date will be made on the following distribution date or shortly thereafter and shall consist of an amount substantially equal to such portion of the Unitholder's pro rata share of the estimated net annual interest income in the Interest Account of such Trust after deducting estimated expenses attributable as is consistent with the distribution plan chosen. Because interest payments are not received by the Fund at a constant rate throughout the year, such interest distribution may be more or less than the amount credited to such Interest Account as of the record date. For the purpose of minimizing fluctuations in the distributions from an Interest Account, the Trustee is authorized to advance such amounts as may be necessary to provide interest distributions of approximately equal amounts. The Trustee shall be reimbursed for any such advances from funds in the applicable Interest Account on the ensuing record date. Persons who purchase Units between a record date and a distribution date will receive their first distribution on the second distribution date after the purchase, under the applicable plan of distribution.

As of the first day of each month, the Trustee will deduct from the Interest Account and, to the extent funds are not sufficient therein, from the Principal Account, amounts necessary to pay the expenses of the Fund (as determined on the basis set forth under "Trust Administration--Fund Administration and Expenses" ). The Trustee also may withdraw from said Accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of the Fund. Amounts so withdrawn shall not be considered a part of the Fund's assets until such time as the Trustee shall return all or any part of such amounts to the appropriate Accounts. In addition, the Trustee may withdraw from the Interest and Principal Accounts such amounts as may be necessary to cover purchases of Replacement Bonds and redemptions of Units by the Trustee.

Reinvestment Option. Unitholders of all unit investment trusts sponsored by Van Kampen American Capital Distributors, Inc. may elect to have each distribution of interest income, capital gains and/or principal on their Units automatically reinvested in shares of certain Van Kampen American Capital mutual funds (except for B shares) which are registered in the Unitholder's state of residence. In addition, Unitholders of a New York IM-IT Trust or New York IM-IT Intermediate Laddered Maturity Trust, other than those residing in the Commonwealth of Massachusetts, may elect to have each distribution of interest income, capital gains and/or principal on their Units automatically reinvested in shares of First Investors New York Insured Tax Free Fund, Inc., a fund which invests primarily in securities exempt from federal and New York state and city income tax. Such mutual funds are hereinafter collectively referred to as the "Reinvestment Funds" .

Each Reinvestment Fund has investment objectives which differ in certain respects from those of the Trusts. The prospectus relating to each Reinvestment Fund describes the investment policies of such fund and sets forth the procedures to follow to commence reinvestment. A Unitholder may obtain a prospectus for the respective Reinvestment Funds from Van Kampen American Capital Distributors, Inc. at One Parkview Plaza, Oakbrook Terrace, Illinois 60181. Texas residents who desire to reinvest may request that a broker-dealer registered in Texas send the prospectus relating to the respective fund.

After becoming a participant in a reinvestment plan, each distribution of interest income, capital gains and/or principal on the participant's Units will, on the applicable distribution date, automatically be applied, as directed by such person, as of such distribution date by the Trustee to purchase shares (or fractions thereof) of the applicable Reinvestment Fund at a net asset value as computed as of the close of trading on the New York Stock Exchange on such date, plus a sales charge of $1.00 per $100 of reinvestment except if the participant selects the First Investors New York Insured Tax Free Fund, Inc., in which case the sales charge will be $1.50 per $100 of reinvestment, or except if the participant selects the Van Kampen American Capital Reserve Fund, the Van Kampen American Capital Tax Free Money Fund, the Van Kampen American Capital Florida Insured Tax Free Income Fund, the Van Kampen American Capital New Jersey Tax Free Income Fund, or the Van Kampen American Capital New York Tax Free Income Fund, in which case no sales charge applies. A minimum of one-half of such sales charge would be paid to Van Kampen American Capital Distributors, Inc. for all Reinvestment Funds except First Investors New York Insured Tax Free Fund, Inc., in which case such sales charge would be paid to First Investors Management Company, Inc.

Confirmations of all reinvestments by a Unitholder into a Reinvestment Fund will be mailed to the Unitholder by such Reinvestment Fund.

A participant may at any time prior to five days preceding the next succeeding distribution date, by so notifying the Trustee in writing, elect to terminate his or her reinvestment plan and receive future distributions of his or her Units in cash. There will be no charge or other penalty for such termination. Each Reinvestment Fund, its sponsor and investment adviser shall have the right to terminate at any time the reinvestment plan relating to such fund.

Redemption of Units. A Unitholder may redeem all or a portion of his Units by tender to the Trustee, at its Unit Investment Trust Division, 101 Barclay Street, 20th Floor, New York, New York 10286, of the certificates representing the Units to be redeemed, duly endorsed or accompanied by proper instruments of transfer with signature guaranteed (or by providing satisfactory indemnity, as in connection with lost, stolen or destroyed certificates) and by payment of applicable governmental charges, if any. Thus, redemption of Units cannot be effected until certificates representing such Units have been delivered to the person seeking redemption or satisfactory indemnity provided. No redemption fee will be charged. On the third business day following such tender the Unitholder will be entitled to receive in cash an amount for each Unit equal to the Redemption Price per Unit next computed after receipt by the Trustee of such tender of Units. The "date of tender" is deemed to be the date on which Units are received by the Trustee, except that as regards Units received after 4:00 P.M. Eastern time on days of trading on the New York Stock Exchange, the date of tender is the next day on which such Exchange is open for trading and such Units will be deemed to have been tendered to the Trustee on such day for redemption at the Redemption Price computed on that day.

Under regulations issued by the Internal Revenue Service, the Trustee will be required to withhold a specified percentage of the principal amount of a Unit redemption if the Trustee has not been furnished the redeeming Unitholder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the Unitholder only when filing a return. Under normal circumstances the Trustee obtains the Unitholder's tax identification number from the selling broker. However, at any time a Unitholder elects to tender Units for redemption, such Unitholder should provide a tax identification number to the Trustee in order to avoid this possible "back-up withholding" in the event the Trustee has not been previously provided such number.

Accrued interest paid on redemption shall be withdrawn from the Interest Account of such Trust or, if the balance therein is insufficient, from the Principal Account of such Trust. All other amounts will be withdrawn from the Principal Account of such Trust. The Trustee is empowered to sell underlying Securities of a Trust in order to make funds available for redemption. Units so redeemed shall be cancelled.

The Redemption Price per Unit (as well as the secondary market Public Offering Price) will be determined on the basis of the bid price of the Securities in each Trust, while the initial and primary Public Offering Price of Units will be determined on the basis of the offering price of the Securities in each Trust, as of 4:00 P.M. Eastern time on days of trading on the New York Stock Exchange on the date any such determination is made. On the Date of Deposit the Public Offering Price per Unit (which is based on the offering prices of the Bonds in each Trust and includes the sales charge) exceeded the value at which Units could have been redeemed (based upon the current bid prices of the Securities in such Trust) by the amount shown under "Summary of Essential Financial Information" . While the Trustee has the power to determine the Redemption Price per Unit when Units are tendered for redemption, such authority has been delegated to the Evaluator which determines the price per Unit on a daily basis. The Redemption Price per Unit is the pro rata share of each Unit in each Trust on the basis of (i) the cash on hand in such Trust or moneys in the process of being collected, (ii) the value of the Securities in such Trust based on the bid prices of the Securities therein, except for cases in which the value of insurance has been included, (iii) interest accrued thereon, less (a) amounts representing taxes or other governmental charges payable out of such Trust and (b) the accrued expenses of such Trust. The Evaluator may determine the value of the Securities in each Trust by employing any of the methods set forth in "Public Offering--Offering Price" . In determining the Redemption Price per Unit no value will be assigned to the portfolio insurance maintained on the Bonds in an Insured Trust unless such Bonds are in default in payment of principal or interest or in significant risk of such default. For a description of the situations in which the Evaluator may value the insurance obtained by the Insured Trusts, see "
Public Offering--Offering Price" above.

The price at which Units may be redeemed could be less than the price paid by the Unitholder and may be less than the par value of the Securities represented by the Units so redeemed. As stated above, the Trustee may sell Securities to cover redemptions. When Securities are sold, the size and diversity of the affected Trust will be reduced. Such sales may be required at a time when Securities would not otherwise be sold and might result in lower prices than might otherwise be realized.

The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or during which the Securities and Exchange Commission determines that trading on that Exchange is restricted or an emergency exists, as a result of which disposal or evaluation of the Securities in the Trusts is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit. Under certain extreme circumstances the Sponsor may apply to the Securities and Exchange Commission for an order permitting a full or partial suspension of the right of Unitholders to redeem their Units.

Reports Provided. The Trustee shall furnish Unitholders of a Trust in connection with each distribution a statement of the amount of interest and the amount of other receipts (received since the preceding distribution), if any, being distributed expressed in each case as a dollar amount representing the pro rata share of each Unit of a Trust outstanding. For as long as the Trustee deems it to be in the best interests of the Unitholders, the accounts of each Trust shall be audited, not less frequently than annually, by independent certified public accountants and the report of such accountants shall be furnished by the Trustee to Unitholders of such Trusts upon request. Within a reasonable period of time after the end of each calendar year, the Trustee shall furnish to each person who at any time during the calendar year was a registered Unitholder of a Trust a statement (i) as to the Interest
Account: interest received (including amounts representing interest received upon any disposition of Securities) and the percentage of such interest by states in which the issuers of the Securities are located, deductions for applicable taxes and for fees and expenses of such Trust, for purchases of Replacement Bonds and for redemptions of Units, if any, and the balance remaining after such distributions and deductions, expressed in each case both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year;
(ii) as to the Principal Account: the dates of disposition of any Securities and the net proceeds received therefrom (excluding any portion representing accrued interest), the amount paid for purchases of Replacement Bonds and for redemptions of Units, if any, deductions for payment of applicable taxes and fees and expenses of the Trustee, the amount of "when issued" interest treated as a return of capital, if any, and the balance remaining after such distributions and deductions expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (iii) a list of the Securities held and the number of Units outstanding on the last business day of such calendar year; (iv) the Redemption Price per Unit based upon the last computation thereof made during such calendar year; and (v) amounts actually distributed during such calendar year from the Interest and Principal Accounts, separately stated, expressed both as total dollar amounts and as dollar amounts representing the pro rata share of each Unit outstanding.

In order to comply with Federal and state tax reporting requirements, Unitholders will be furnished, upon request to the Trustee, evaluations of the Securities in a Trust furnished to it by the Evaluator.

Each distribution statement of a Trust will reflect pertinent information in respect of the other plan of distribution so that Unitholders may be informed regarding the results of such other plan of distribution.

INSURANCE ON THE BONDS IN THE INSURED TRUSTS

Insurance has been obtained by each Insured Trust or by the issuer of such Bonds, or by a prior owner of such Bonds, or by the Sponsor prior to the deposit of such Bonds in a Trust guaranteeing prompt payment of interest and principal, when due, in respect of the Bonds in such Trust. See "
Unitholder Explanations--Settlement of Bonds in the Trusts--Objectives and Securities Selection" . An insurance policy obtained by an Insured Trust, if any, is non-cancellable and will continue in force so long as such Trust is in existence, the respective Portfolio Insurer referred to below is still in business and the Bonds described in such policy continue to be held by such Trust (see "Portfolio" for the respective Insured Trust). Any portfolio insurance premium for an Insured Trust, which is an obligation of such Trust, is paid by each Trust on a monthly basis. Non-payment of premiums on a policy obtained by an Insured Trust will not result in the cancellation of insurance but will force the insurer to take action against the Trustee to recover premium payments due it. The Trustee in turn will be entitled to recover such payments from such Trust. Premium rates for each issue of Bonds protected by a policy obtained by an Insured Trust, if any, are fixed for the life of the Trust. The premium for any Preinsured Bond insurance has been paid by such issuer, by a prior owner of such Bonds or the Sponsor and any such policy or policies are non-cancellable and will continue in force so long as the Bonds so insured are outstanding and the respective Preinsured Bond Insurer remains in business. If the provider of an original issuance insurance policy is unable to meet its obligations under such policy or if the rating assigned to the claims-paying ability of any such insurer deteriorates, the Portfolio Insurers have no obligation to insure any issue adversely affected by either of the above described events.

The aforementioned portfolio insurance obtained by an Insured Trust, if any, guarantees the timely payment of principal and interest on the Bonds as they fall due. For the purposes of insurance obtained by an Insured Trust, " when due" generally means the stated maturity date for the payment of principal and interest. However, in the event (a) an issuer of a Bond defaults in the payment of principal or interest on such Bond, (b) such issuer enters into a bankruptcy proceeding or (c) the maturity of such Bond is accelerated, the affected Portfolio Insurer has the option, in its sole discretion, after receiving notice of the earliest to occur of such a default, bankruptcy proceeding or acceleration to pay the outstanding principal amount of such Bond plus accrued interest to the date of such payment and thereby retire the Bond from the affected Trust prior to such Bond's stated maturity date. The insurance does not guarantee the market value of the Bonds or the value of the Units. Insurance obtained by an Insured Trust, if any, is only effective as to Bonds owned by and held in such Trust. In the event of a sale of any such Bond by the Trustee, such insurance terminates as to such Bond on the date of sale.

Pursuant to an irrevocable commitment of the Portfolio Insurers, the Trustee, upon the sale of a Bond covered under a portfolio insurance policy obtained by an Insured Trust, has the right to obtain permanent insurance with respect to such Bond (i.e., insurance to maturity of the Bonds regardless of the identity of the holder thereof) (the "Permanent Insurance" ) upon the payment of a single predetermined insurance premium and any expenses related thereto from the proceeds of the sale of such Bond. Accordingly, any Bond in an Insured Trust is eligible to be sold on an insured basis. It is expected that the Trustee would exercise the right to obtain Permanent Insurance only if upon such exercise the affected Trust would receive net proceeds (sale of Bond proceeds less the insurance premium and related expenses attributable to the Permanent Insurance) from such sale in excess of the sale proceeds if such Bonds were sold on an uninsured basis. The insurance premium with respect to each Bond eligible for Permanent Insurance would be determined based upon the insurability of each Bond as of the Date of Deposit and would not be increased or decreased for any change in the creditworthiness of each Bond.

The Sponsor believes that the Permanent Insurance option provides an advantage to an Insured Trust in that each Bond insured by a Trust insurance policy may be sold out of the affected Trust with the benefits of the insurance attaching thereto. Thus, the value of the insurance, if any, at the time of sale, can be realized in the market value of the Bond so sold (which is not the case in connection with any value attributable to an Insured Trust's portfolio insurance). See "Public Offering--Offering Price" . Because any such insurance value may be realized in the market value of the Bond upon the sale thereof upon exercise of the Permanent Insurance option, the Sponsor anticipates that (a) in the event an Insured Trust were to be comprised of a substantial percentage of Bonds in default or significant risk of default, it is much less likely that such Trust would need at some point in time to seek a suspension of redemptions of Units than if such Trust were to have no such option (see "Public Offering--Redemption of Units" ) and (b) at the time of termination of an Insured Trust, if such Trust were holding defaulted Bonds or Bonds in significant risk of default such Trust would not need to hold such Bonds until their respective maturities in order to realize the benefits of such Trust's portfolio insurance (see "Trust Administration--Amendment or Termination" ).

Except as indicated below, insurance obtained by an Insured Trust has no effect on the price or redemption value of Units. It is the present intention of the Evaluator to attribute a value for such insurance (including the right to obtain Permanent Insurance) for the purpose of computing the price or redemption value of Units if the Bonds covered by such insurance are in default in payment of principal or interest or in significant risk of such default. The value of the insurance will be the difference between (i) the market value of a Bond which is in default in payment of principal or interest or in significant risk of such default assuming the exercise of the right to obtain Permanent Insurance (less the insurance premium and related expenses attributable to the purchase of Permanent Insurance) and (ii) the market value of such Bonds not covered by Permanent Insurance. See "Public Offering--Offering Price" . It is also the present intention of the Trustee not to sell such Bonds to effect redemptions or for any other reason but rather to retain them in the portfolio because value attributable to the insurance cannot be realized upon sale. See "Public Offering--Offering
Price" herein for a more complete description of an Insured Trust's method of valuing defaulted Bonds and Bonds which have a significant risk of default. Insurance obtained by the issuer of a Bond is effective so long as such Bond is outstanding. Therefore, any such insurance may be considered to represent an element of market value in regard to the Bonds thus insured, but the exact effect, if any, of this insurance on such market value cannot be predicted.

The portfolio insurance policy or policies obtained by an Insured Trust, if any, with respect to the Bonds in such Trust were issued by one or more of the Portfolio Insurers. Any other Preinsured Bond insurance policy (or commitment therefor) was issued by one of the Preinsured Bond Insurers. See "
Unitholder Explanations--Settlement of Bonds in the Trusts--Objectives and Securities Selection" .

AMBAC Indemnity Corporation ("AMBAC Indemnity" ) is a
Wisconsin-domiciled stock insurance corporation regulated by the Office of the Commissioner of Insurance of the State of Wisconsin and licensed to do business in 50 states, the District of Columbia and the Commonwealth of Puerto Rico, with admitted assets of approximately $2,145,000,000 (unaudited) and statutory capital of approximately $782,000,000 (unaudited) as of December 31, 1994. Statutory capital consists of AMBAC Indemnity's policyholders' surplus and statutory contingency reserve. AMBAC Indemnity is a wholly owned subsidiary of AMBAC Inc., a 100% publicly-held company. Moody's Investors Service, Inc. and Standard & Poor's have both assigned a triple-A claims-paying ability rating to AMBAC Indemnity.

Copies of its financial statements prepared in accordance with statutory accounting standards are available from AMBAC Indemnity. The address of AMBAC Indemnity's administrative offices and its telephone number are One State Street Plaza, 17th Floor, New York, New York, 10004 and (212) 668-0340.

AMBAC Indemnity has entered into quota share reinsurance agreements under which a percentage of the insurance underwritten pursuant to certain municipal bond insurance programs of AMBAC Indemnity has been and will be assumed by a number of foreign and domestic unaffiliated reinsurers.

MBIA Insurance Corporation ("MBIA" ) is the principal operating subsidiary of MBIA Inc., a New York Stock Exchange listed company. MBIA Inc. is not obligated to pay the debts of or claims against MBIA. MBIA is a limited liability corporation rather than a several liability association. MBIA is domiciled in the State of New York and licensed to do business in all fifty states, the District of Columbia, the Commonwealth of the Northern Mariana Islands, the Commonwealth of Puerto Rico, the Virgin Islands of the United States and the Territory of Guam. As of September 30, 1995 MBIA had admitted assets of $3.7 billion (unaudited), total liabilities of $2.5 billion (unaudited), and total capital and surplus of $1.2 billion (unaudited) determined in accordance with statutory accounting practices prescribed or permitted by insurance regulatory authorities. As of December 31, 1994, the Insurer had admitted assets of $3.4 billion (audited), total liabilities of $2.3 billion (audited), and total capital and surplus of $1.1 billion (audited) determined in accordance with statutory accounting practices prescribed or permitted by insurance regulatory authorities. Copies of MBIA's year end financial statements prepared in accordance with statutory accounting practices are available from MBIA. The address of MBIA is 113 King Street, Armonk, New York 10504.

Effective December 31, 1989, MBIA Inc. acquired Bond Investors Group, Inc. On January 5, 1990, MBIA acquired all of the outstanding stock of Bond Investors Group, Inc., the parent of Bond Investors Guaranty Insurance Company (BIG), now known as MBIA Insurance Corp. of Illinois. Through a reinsurance agreement, BIG has ceded all of its net insured risks, as well as its unearned premium and contingency reserves, to MBIA and MBIA has reinsured BIG's net outstanding exposure.

Moody's Investors Service, Inc. rates all bond issues insured by MBIA " Aaa" and short term loans "MIG 1," both designated to be of the highest quality.

Standard & Poor's rates all new issues insured by MBIA "AAA" Prime
Grade.

The Moody's Investors Service, Inc. rating of MBIA should be evaluated independently of the Standard & Poor's rating of MBIA. No application has been made to any other rating agency in order to obtain additional ratings on the Bonds. The ratings reflect the respective rating agency's current assessment of the creditworthiness of MBIA and its ability to pay claims on its policies of insurance. Any further explanation as to the significance of the above ratings may be obtained only from the applicable rating agency.

The above ratings are not recommendations to buy, sell or hold the Bonds, and such ratings may be subject to revision or withdrawal at any time by the rating agencies. Any downward revision or withdrawal of either or both ratings may have an adverse effect on the market price of the Bonds.

Financial Guaranty Insurance Company ("Financial Guaranty" or "
FGIC" ) is a wholly-owned subsidiary of FGIC Corporation (the "
Corporation" ), a Delaware holding company. The Corporation is a wholly-owned subsidiary of General Electric Capital Corporation ("GECC"
). Neither the Corporation nor GECC is obligated to pay the debts of or the claims against Financial Guaranty. Financial Guaranty is domiciled in the State of New York and is subject to regulation by the State of New York Insurance Department. As of September 30, 1995, the total capital and surplus of Financial Guaranty was approximately $994,500,000. Copies of Financial Guaranty's financial statements, prepared on the basis of statutory accounting principles, and the Corporation's financial statements, prepared on the basis of generally accepted accounting principles, may be obtained by writing to Financial Guaranty at 115 Broadway, New York, New York 10006, Attention:
Communications Department, telephone number: (212) 312-3000 or to the New York State Insurance Department at 160 West Broadway, 18th Floor, New York, New York 10013, Attention: Property Companies Bureau, telephone number: (212) 621-0389.

In addition, Financial Guaranty Insurance Company is currently licensed to write insurance in all 50 states and the District of Columbia.

Financial Security Assurance, Inc. ("Financial Security" or "
FSA" ) is a monoline insurance company incorporated on March 16, 1984 under the laws of the State of New York. The operations of Financial Security commenced on July 25, 1985, and Financial Security received its New York State insurance license on September 23, 1985. Financial Security and its two wholly owned subsidiaries are licensed to engage in the financial guaranty insurance business in 49 states, the District of Columbia and Puerto Rico.

Financial Security and its subsidiaries are engaged exclusively in the business of writing financial guaranty insurance, principally in respect of asset-backed and other collateralized securities offered in domestic and foreign markets. Financial Security and its subsidiaries also write financial guaranty insurance in respect of municipal and other obligations and reinsure financial guaranty insurance policies written by other leading insurance companies. In general, financial guaranty insurance consists of the issuance of a guaranty of scheduled payments of an issuer's securities, thereby enhancing the credit rating of those securities, in consideration for payment of a premium to the insurer.

Financial Security is approximately 91.6% owned by U S WEST, Inc. and 8.4% owned by The Tokio Marine and Fire Insurance Co., Ltd. ("Tokio Marine"
). Neither U S WEST, Inc. nor Tokio Marine is obligated to pay the debts of or the claims against Financial Security. Financial Security is domiciled in the State of New York and is subject to regulation by the State of New York Insurance Department. As of March 31, 1993, the total policyholders' surplus and contingency reserves and the total unearned premium reserve, respectively, of Financial Security and its consolidated subsidiaries were, in accordance with generally accepted accounting principles, approximately $479,110,000 (unaudited) and $220,078,000 (unaudited), and the total shareholders' equity and the total unearned premium reserve, respectively, of Financial Security and its consolidated subsidiaries were, in accordance with generally accepted accounting principles, approximately $628,119,000 (unaudited) and $202,493,000 (unaudited). Copies of Financial Security's financial statements may be obtained by writing to Financial Security at 350 Park Avenue, New York, New York, 10022, Attention: Communications Department. Its telephone number is
(212) 826-0100.

Pursuant to an intercompany agreement, liabilities on financial guaranty insurance written by Financial Security or either of its subsidiaries are reinsured among such companies on an agreed-upon percentage substantially proportional to their respective capital, surplus and reserves, subject to applicable statutory risk limitations. In addition, Financial Security reinsures a portion of its liabilities under certain of its financial guaranty insurance policies with unaffiliated reinsurers under various quota share treaties and on a transaction-by-transaction basis. Such reinsurance is utilized by Financial Security as a risk management device and to comply with certain statutory and rating agency requirements; it does not alter or limit Financial Security's obligations under any financial guaranty insurance policy.

Financial Security's claims-paying ability is rated "Aaa" by Moody's
Investors Service, Inc., and "AAA" by Standard & Poor's, Nippon
Investors Service Inc., Duff & Phelps Inc. and Australian Ratings Pty. Ltd. Such ratings reflect only the views of the respective rating agencies, are not recommendations to buy, sell or hold securities and are subject to revision or withdrawal at any time by such rating agencies.

Capital Guaranty Insurance Company ("Capital Guaranty" ) is a "
Aaa/AAA" rated monoline stock insurance company incorporated in the State of Maryland, and is a wholly owned subsidiary of Capital Guaranty Corporation, a Maryland insurance holding company. Capital Guaranty Corporation is a publicly owned company whose shares are traded on the New York Stock Exchange.

Capital Guaranty is authorized to provide insurance in all 50 states, the District of Columbia, the Commonwealth of Puerto Rico, Guam and the U.S. Virgin Islands. Capital Guaranty focuses on insuring municipal securities and our policies guaranty the timely payment of principal and interest when due for payment on new issue and secondary market issue municipal bond transactions. Capital Guaranty's claims-paying ability is rated "
Triple-A" by both Moody's and Standard & Poor's. Therefore, if Capital Guaranty insures an issue with a stand alone rating of less than "
Triple-A," such issue would be "upgraded" to "Aaa/AAA" by virtue of Capital Guaranty's Insurance.

 As of September 30, 1995, Capital Guaranty had more than $19.0 billion in net exposure outstanding (excluding defeased issues). The total statutory policyholders' surplus and contingency reserve of Capital Guaranty was $204,642,000, and the total admitted assets were $326,802,226 as reported to the Insurance Department of the State of Maryland as of September 30, 1995. Financial statements for Capital Guaranty Insurance Company, that have been prepared in accordance with statutory insurance accounting standards, are available upon request. The address of Capital Guaranty's headquarters and its telephone number are Steuart Tower, 22nd Floor, One Market Plaza, San Francisco, CA 94105-1413 and (415) 995-8000.

CapMAC is a New York-domiciled monoline stock insurance company which engages only in the business of financial guarantee and surety insurance. CapMAC is licensed in 50 states in addition to the District of Columbia, the Commonwealth of Puerto Rico and the territory of Guam. CapMAC insures structured asset-backed, corporate, municipal and other financial obligations in the U.S. and international capital markets. CapMAC also provides financial guarantee reinsurance for structured asset-backed, corporate, municipal and other financial obligations written by other major insurance companies.

CapMAC's claims-paying ability is rated "Aaa" by Moody's Investors
Service, Inc., "AAA" by Standard & Poor's, "AAA" by Duff &
Phelps Credit Rating Co. and "AAA" by Nippon Investors Service Inc.
Such ratings reflect only the views of the respective rating agencies, are not recommendations to buy, sell or hold securities and are subject to revision or withdrawal at any time by such rating agencies.

CapMAC is wholly owned by CapMAC Holdings Inc. ("Holdings" ), a company that is owned by a group of institutional and other investors, including CapMAC's management and employees. Neither Holdings nor any of its stockholders is obligated to pay any claims under any policy issued by CapMAC or any debts of CapMAC or to make additional capital contributions.

CapMAC is regulated by the Superintendent of Insurance of the State of New York. In addition, CapMAC is subject to regulation by the insurance departments of the other jurisdictions in which it is licensed. Such insurance laws regulate, among other things, the amount of net exposure per risk that CapMAC may retain, capital transfers, dividends, investment of assets, changes in control, transactions with affiliates and consolidations and acquisitions. CapMAC is subject to periodic regulatory examinations by the same regulatory authorities.

CapMAC's obligations under the Policy(s) may be reinsured. Such reinsurance does not relieve CapMAC of any of its obligations under the Policy(s).

THE POLICY IS NOT COVERED BY THE PROPERTY/CASUALTY INSURANCE SECURITY FUND SPECIFIED IN ARTICLE 76 OF THE NEW YORK INSURANCE LAW.

As at December 31, 1994 and 1993, CapMAC had qualified statutory capital (which consists of policyholders' surplus and contingency reserve) of approximately $170 million and $168 million, respectively, and had not incurred any debt obligations. Article 69 of the New York State Insurance Law requires CapMAC to establish and maintain the contingency reserve, which is available to cover claims under policies issued by CapMAC.

Copies of CapMAC's financial statements prepared in accordance with statutory accounting standards, which differ from generally accepted accounting principles, and filed with the Insurance Department of the State of New York are available upon request. CapMAC is located at 885 Third Avenue, New York, New York 10022, and its telephone number is (212) 755-1155.

In order to be in an Insured Trust, Bonds must be insured by one of the Preinsured Bond Insurers or be eligible for the insurance being obtained by such Trust. In determining eligibility for insurance, the Preinsured Bond Insurers, AMBAC Indemnity and Financial Guaranty have applied their own standards which correspond generally to the standards they normally use in establishing the insurability of new issues of municipal bonds and which are not necessarily the criteria used in the selection of Bonds by the Sponsor. To the extent the standards of the Preinsured Bond Insurers, AMBAC Indemnity and Financial Guaranty are more restrictive than those of the Sponsor, the previously stated Trust investment criteria have been limited with respect to the Bonds. This decision is made prior to the Date of Deposit, as debt obligations not eligible for insurance are not deposited in an Insured Trust. Thus, all of the Bonds in the portfolios of the Insured Trusts in the Fund are insured either by the respective Trust or by the issuer of the Bonds, by a prior owner of such Bonds or by the Sponsor prior to the deposit of such Bonds in a Trust.

Because the Bonds are insured by one of the Portfolio Insurers or one of the Preinsured Bond Insurers as to the timely payment of principal and interest, when due, and on the basis of the various reinsurance agreements in effect, Standard & Poor's has assigned to the Units of each Insured Trust its "
AAA" investment rating. See "Description of Securities Ratings" .
The obtaining of this rating by an Insured Trust should not be construed as an approval of the offering of the Units by Standard & Poor's or as a guarantee of the market value of such Trust or of the Units.

On the date of this Prospectus, the Estimated Current Returns on the Securities in the Colorado IM-IT Trust and Florida IM-IT Trust were 4.77% and 4.88%, respectively, based on the monthly plan of distribution after payment of the insurance premium or premiums payable by each Trust, while the Estimated Long-Term Returns on such Trusts were 4.75% and 4.80%, respectively. The Estimated Current Returns on identical portfolios without the insurance obtained by the above mentioned Trusts would have been 4.80% and 4.90%, respectively, based on the monthly plan of distribution on such date, while the Estimated Long-Term Returns on identical portfolios without the insurance obtained by the above mentioned Trusts would have been 4.77% and 4.81%, respectively.

An objective of portfolio insurance obtained by an Insured Trust is to obtain a higher yield on the portfolio of such Trust than would be available if all the Securities in such portfolio had Standard & Poor's "AAA" rating and yet at the same time to have the protection of insurance of prompt payment of interest and principal, when due, on the Bonds. There is, of course, no certainty that this result will be achieved. Preinsured Bonds in an Insured Trust (all of which are rated "AAA" by Standard & Poor's) may or may not have a higher yield than uninsured bonds rated "AAA" by Standard &
Poor's. In selecting such Bonds for an Insured Trust, the Sponsor has applied the criteria hereinbefore described.

In the event of nonpayment of interest or principal, when due, in respect of a Bond, AMBAC Indemnity shall make such payment not later than 30 days and Financial Guaranty shall make such payment within one business day after the respective insurer has been notified that such nonpayment has occurred or is threatened (but not earlier than the date such payment is due). The insurer, as regards any payment it may make, will succeed to the rights of the Trustee in respect thereof. All policies issued by the Portfolio Insurers and the Preinsured Bond Insurers are substantially identical insofar as obligations to an Insured Trust are concerned.

The Internal Revenue Service has issued a letter ruling which holds in effect that insurance proceeds representing maturing interest on defaulted municipal obligations paid to holders of insured bonds, under policy provisions substantially identical to the policies described herein, will be excludable from Federal gross income under Section 103(a)(1) of the Internal Revenue Code to the same extent as if such payments were made by the issuer of the municipal obligations. Holders of Units in an Insured Trust should discuss with their tax advisers the degree of reliance which they may place on this letter ruling. However, Chapman and Cutler, counsel for the Sponsor, has given an opinion to the effect such payment of proceeds would be excludable from Federal gross income if, and to the same extent as, such interest would have been so excludable if paid by the issuer of the defaulted obligations. See "Other Matters--Federal Tax Status" .

Each Portfolio Insurer is subject to regulation by the department of insurance in the state in which it is qualified to do business. Such regulation, however, is no guarantee that each Portfolio Insurer will be able to perform on its contract of insurance in the event a claim should be made thereunder at some time in the future. At the date hereof, it is reported that no claims have been submitted or are expected to be submitted to any of the Portfolio Insurers which would materially impair the ability of any such company to meet its commitment pursuant to any contract of bond or portfolio insurance.

The information relating to each Portfolio Insurer has been furnished by such companies. The financial information with respect to each Portfolio Insurer appears in reports filed with state insurance regulatory authorities and is subject to audit and review by such authorities. No representation is made herein as to the accuracy or adequacy of such information or as to the absence of material adverse changes in such information subsequent to the dates thereof.

The Bonds in the Insured Trusts are insured as follows:

                          Bonds insured           Bonds insured
                          under AMBAC             under Financial
Trust                     Indemnity               Guaranty                Preinsured    Total
                          portfolio insurance     portfolio insurance     Bonds
IM-IT.................... --                      --                      100%          100%
IM-IT Limited Maturity... --                      --                      100%          100%
Colorado IM-IT........... 26%                     --                      74%           100%
Florida IM-IT............ 12%                     --                      88%           100%
New Jersey IM-IT......... --                      --                      100%          100%
Pennsylvania IM-IT....... --                      --                      100%          100%

The breakdown of the Preinsured Bonds is as follows: IM-IT--AMBAC Indemnity 9%, Capital Guaranty 17%, Financial Guaranty 11%, MBIA 36%, FSA 22% and CapMAC 5%; IM-IT Limited Maturity Trust--AMBAC Indemnity 34%, Capital Guaranty 15%, Financial Guaranty 16%, MBIA 29% and CapMAC 6%; Colorado IM-IT Trust--AMBAC Indemnity 8% and MBIA 66%; Florida IM-IT Trust--AMBAC Indemnity 9%, Financial Guaranty 22% and MBIA 57%; New Jersey IM-IT Trust--AMBAC Indemnity 3%, Financial Guaranty 70% and MBIA 27%; Pennsylvania IM-IT Trust--AMBAC Indemnity 20%, Financial Guaranty 39% and MBIA 41%.

IM-IT

General. The IM-IT consists of 12 issues of Securities. Four of the Bonds in the IM-IT are general obligations of the governmental entities issuing them and are backed by the taxing power thereof. The remaining issues are payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. These issues are located in 11 states or territories, divided by purpose of issues (and percentage of principal amount to total IM-IT) as follows: General Obligations, 4 (33%); General Purpose, 1 (11%); Health Care, 1 (11%); Certificates of Participation, 1 (11%); Public Building, 1 (11%); Water and Sewer, 1 (11%); Higher Education, 1 (5%); Retail Electric/Gas, 1 (5%) and Airport Bonds, 1 (2%). No Bond issue has received a provisional rating. The dollar weighted average maturity of the Bonds in the Trust is 26 years.

Tax Status. For a discussion of the Federal tax status of income earned on IM-IT Trust Units, see "Other Matters--Federal Tax Status" .

                                                                                          Semi-
Per Unit Information:                                                        Monthly      Annual
Calculation of Estimated Net Annual Unit Income <F1>:
 Estimated Annual Interest Income per Unit................................. $     52.05  $    52.05
 Less: Estimated Annual Expense per Unit <F2>.............................. $      2.01  $     1.64
 Less: Annual Premium on Portfolio Insurance per Unit......................          --          --
 Estimated Net Annual Interest Income per Unit............................. $     50.04  $    50.41
Calculation of Estimated Interest Earnings per Unit:
 Estimated Net Annual Interest Income per Unit............................. $     50.04  $    50.41
 Divided by 12 and 2, respectively......................................... $      4.17  $    25.21
Estimated Daily Rate of Net Interest Accrual per Unit...................... $    .13901  $   .14004
Estimated Current Return Based on Public Offering Price <F1><F3><F4><F5>...        5.00%       5.04%
Estimated Long-Term Return <F3><F4><F5>....................................        4.99%       5.03%
Estimated Initial Monthly Distribution (February 1996)..................... $      4.45
Estimated Initial Semi-annual Distribution (June 1996).....................              $    21.29
Estimated Normal Distribution per Unit <F5>................................ $      4.17  $    25.21

Trustee's Annual Fee <F1>...... $.91 and $.51 per $1,000 principal amount of Bonds, respectively, for those portions of the IM-IT
                                Trust under the monthly and semi-annual distribution plans
Record and Computation Dates... TENTH day of the month as follows: monthly--each month; semi-annual--June and December
                                TWENTY-FIFTH day of the month as follows: monthly--each month; semi-annual--June and December
Distribution Dates............. commencing February 25, 1996

<F1>During the first year the Trustee will reduce its fee by approximately $.02 per Unit (which amount is the estimated interest to be earned per Unit prior to the expected delivery dates for the "when, as and if issued" Bonds included in this Trust). Should such estimated interest exceed such amount, the Trustee will reduce its fee up to its annual fee. After the first year, the Trustee's fee will be that amount indicated above. Estimated Annual Interest Income per Unit will be increased to $52.07. Estimated Annual Expense per Unit (excluding insurance) will be increased to $2.03 and $1.66 under the monthly and semi-annual distribution plans, respectively; and Estimated Net Annual Interest Income per Unit will remain the same as shown. See "
Estimated Current Returns and Estimated Long-Term Returns."

<F2>Excluding insurance costs. The Estimated Annual Expenses are expected to fluctuate periodically (see "Trust Administration--Fund Administration and Expenses--Miscellaneous Expenses" ).

<F3>The Estimated Current Returns and Estimated Long-Term Returns are increased for transactions entitled to a reduced sales charge. See "Unitholder Explanations--Public Offering--General" .

<F4>The Estimated Current Returns are calculated by dividing the Estimated Net
Annual Interest Income per Unit by the Public Offering Price. The Estimated Net Annual Interest Income per Unit will vary with changes in fees and expenses of the Trustee and the Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of Securities while the Public Offering Price will vary with changes in the offering price of the underlying Securities; therefore, there is no assurance that the present Estimated Current Returns indicated above will be realized in the future. The Estimated Long-Term Returns are calculated using a formula which (1) takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of all of the Securities in the Trust and (2) takes into account the expenses and sales charge associated with each Trust Unit. Since the market values and estimated retirements of the Securities and the expenses of the Trust will change, there is no assurance that the present Estimated Long-Term Returns as indicated above will be realized in the future. The Estimated Current Returns and Estimated Long-Term Returns are expected to differ because the calculation of the Estimated Long-Term Return reflects the estimated date and amount of principal returned while the Estimated Current Return calculation includes only net annual interest income and Public Offering Price.

<F5>These figures are based on estimated per Unit cash flows. Estimated cash flows will vary with changes in fees and expenses, with changes in current interest rates and with the principal prepayment, redemption, maturity, call, exchange or sale of the underlying Securities. The estimated cash flows for this Series are set forth under "Estimated Cash Flows to Unitholders" .

INSURED MUNICIPALS INCOME TRUST
SERIES 363 (IM-IT AND QUALITY MULTI-SERIES 265)
PORTFOLIO As of January 3, 1996

                                                                                                               Offering
Aggregate      Name of Issuer, Title, Interest Rate and Maturity Date of                   Redemption          Price To
Principal<F1>  either Bonds Deposited or Bonds Contracted for<F1><F5>          Rating<F2>  Feature<F3>         IM-IT<F4>
$   1,000,000  Oakland Unified School District, Alameda County,
               California, 1995 General Obligation Bonds, Series A                         2004 @ 102
               (Election of 1994)  FGIC Insured   #5.625% Due 8/1/2019.....           AAA  2015 @ 100 S.F.     $   1,013,620
      500,000  Board of Education of Jefferson County, Alabama, Capital
               Outlay Warrants (Unlimited Tax-General Obligation) Series
               1995A (Capital Guaranty Insured)   #5.75% Due 2/15/2020.....           AAA  2005 @ 102                512,130
    1,000,000  State Public Works Board of California, Lease Revenue Bonds
               (Department of Justice Building) Series 1995A (FSA Insured)                 2005 @ 101
                 #5.625% Due 5/1/2020......................................           AAA  2016 @ 100 S.F.         1,014,090
    1,000,000  New Prairie United School Building Corporation (Indiana)
               First Mortgage Refunding Bonds (General
               Obligation-Unlimited Tax) Series 1995 (Capital Guaranty                     2005 @ 101
               Insured)   #5.50% Due 7/5/2020..............................           AAA  2016 @ 100 S.F.           998,340
      200,000  Denver, Colorado, City and County Airport Revenue Bonds,                    2005 @ 102
               Series 1995A (MBIA Insured)   #5.60% Due 11/15/2020.........           AAA  2017 @ 100 S.F.           202,362
    1,000,000  Illinois Health Facilities Authority, Revenue Refunding
               Bonds (Rush Presbyterian-St. Luke's Medical Center) Series                  2003 @ 102
               1993  (MBIA Insured)   #5.25% Due 11/15/2020................           AAA  2014 @ 100 S.F.           964,730
    1,000,000  Charleston County, South Carolina, Charleston Public
               Facilities Corporation, Certificates of Participation,                      2005 @ 101
               Series 1995  (MBIA Insured)   #5.50% Due 12/1/2020..........           AAA  2016 @ 100 S.F.           998,880
    1,000,000  Rhode Island Depositors Economic Protection Corporation,
               Special Obligation Revenue Refunding Bonds, Series 1992B                    2003 @ 100
               (MBIA Insured)   #5.25% Due 8/1/2021........................           AAA  2018 @ 100 S.F.           964,230
      235,000  City of Bellevue, King County, Washington, Limited
               Tax-General Obligation Bonds, Series 1995 (AMBAC Indemnity
               Insured)   #0.00% Due 12/1/2021.............................           AAA                             55,056   <F6>
      450,000  Dormitory Authority of the State of New York, Canisius
               College, Insured Revenue Bonds, Series 1995 (CapMac                         2005 @ 102
               Insured)   5.60%  Due 7/1/2023..............................           AAA  2016 @ 100 S.F.           452,250
    1,000,000  West Virginia Water Development Authority, Water
               Development Revenue Refunding Bonds (Loan Program II)                       2005 @ 102
               Series 1995B (FSA Insured)**   #5.375% Due 11/1/2025........           AAA  2016 @ 100 S.F.           979,540
      440,000  Georgia Municipal Electric Authority, Power Revenue Bonds,
               Series 1994EE (AMBAC Indemnity Insured)   #5.50% Due
               1/1/2026....................................................           AAA  2004 @ 100                438,997
$8,825,000                                                                                                     $   8,594,225

All of the Bonds in the portfolio are insured by either one of the Preinsured Bond Insurers as indicated in the Bond name. See "Unitholder
Explanations--Insurance on the Bonds in the Insured Trusts" .

For an explanation of the footnotes used on this page, see "Notes to Portfolios" .

IM-IT LIMITED MATURITY TRUST

General. The IM-IT Limited Maturity Trust consists of 12 issues of Securities. Three of the Bonds in the IM-IT Limited Maturity Trust are general obligations of the governmental entities issuing them and are backed by the taxing power thereof. The remaining issues are payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. These issues are located in 9 states or territories, divided by purpose of issues (percentage of principal amount to total IM-IT Limited Maturity Trust) as follows: General Obligations, 3 (37%); Higher Education, 3 (27%); Public Education, 2 (15%); Water and Sewer, 2 (11%); Public Building, 1 (5%) and Retail Electric/Gas, 1 (5%). No Bond issue has received a provisional rating. All of the obligations in the IM-IT Limited Maturity Trust mature within 12-15 years of the Date of Deposit. The dollar weighted average maturity of the Bonds in the Trust is 14.3 years.

Tax Status. For a discussion of the Federal tax status of income earned on IM-IT Limited Maturity Units, see "Other Matters--Federal Tax Status" .

                                                                                      Semi-
Per Unit Information:                                                    Monthly      Annual
Calculation of Estimated Net Annual Unit Income:
 Estimated Annual Interest Income per Unit............................. $     50.83  $    50.83
 Less: Estimated Annual Expense per Unit <F1>.......................... $      2.24  $     1.78
 Less: Annual Premium on Portfolio Insurance per Unit..................          --          --
 Estimated Net Annual Interest Income per Unit......................... $     48.59  $    49.05
Calculation of Estimated Interest Earnings per Unit:
 Estimated Net Annual Interest Income per Unit......................... $     48.59  $    49.05
 Divided by 12 and 2, respectively..................................... $      4.05  $    24.53
Estimated Daily Rate of Net Interest Accrual per Unit.................. $    .13495  $   .13623
Estimated Current Return Based on Public Offering Price <F2><F3><F4>...        4.74%       4.79%
Estimated Long-Term Return <F2><F3><F4>................................        4.66%       4.70%
Estimated Initial Monthly Distribution (February 1996)................. $      4.32
Estimated Initial Semi-annual Distribution (June 1996).................              $    20.71
Estimated Normal Distribution per Unit <F4>............................ $      4.05  $    24.53

Trustee's Annual Fee........... $.91 and $.51 per $1,000 principal amount of Bonds, respectively, for those portions of the IM-IT
                                Limited Maturity Trust under the monthly and semi-annual distribution plans
Record and Computation Dates... TENTH day of the month as follows: monthly--each month; semi-annual--June and December
                                TWENTY-FIFTH day of the month as follows: monthly--each month; semi-annual--June and December
Distribution Dates............. commencing February 25, 1996

<F1>Excluding insurance costs. The Estimated Annual Expenses are expected to fluctuate periodically (see "Trust Administration--Fund Administration and Expenses--Miscellaneous Expenses" ).

<F2>The Estimated Current Returns and Estimated Long-Term Returns are increased for transactions entitled to a reduced sales charge. See "Unitholder Explanations--Public Offering--General" .

<F3>The Estimated Current Returns are calculated by dividing the Estimated Net
Annual Interest Income per Unit by the Public Offering Price. The Estimated Net Annual Interest Income per Unit will vary with changes in fees and expenses of the Trustee and the Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of Securities while the Public Offering Price will vary with changes in the offering price of the underlying Securities; therefore, there is no assurance that the present Estimated Current Returns indicated above will be realized in the future. The Estimated Long-Term Returns are calculated using a formula which (1) takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of all of the Securities in the Trust and (2) takes into account the expenses and sales charge associated with each Trust Unit. Since the market values and estimated retirements of the Securities and the expenses of the Trust will change, there is no assurance that the present Estimated Long-Term Returns as indicated above will be realized in the future. The Estimated Current Returns and Estimated Long-Term Returns are expected to differ because the calculation of the Estimated Long-Term Return reflects the estimated date and amount of principal returned while the Estimated Current Return calculation includes only net annual interest income and Public Offering Price.

<F4>These figures are based on estimated per Unit cash flows. Estimated cash flows will vary with changes in fees and expenses, with changes in current interest rates and with the principal prepayment, redemption, maturity, call, exchange or sale of the underlying Securities. The estimated cash flows for this Series are set forth under "Estimated Cash Flows to Unitholders" .

INSURED MUNICIPALS INCOME TRUST
83rd LIMITED MATURITY SERIES (IM-IT AND QUALITY MULTI-SERIES 265)
PORTFOLIO As of January 3, 1996

                                                                                                               Offering
                                                                                                               Price To
                                                                                                               IM-IT
                                                                                                               Limited
Aggregate     Name of Issuer, Title, Interest Rate and Maturity Date of                    Redemption          Maturity
              either Bonds Deposited or Bonds Contracted for<F1><F5>           Rating<F2>  Feature<F3>         Trust<F4>
$    245,000  New Prairie United School Building Corporation (LaPorte and
              St. Joseph Counties,  Indiana) First Mortgage Refunding
              Revenue Bonds, Series 1995 (Capital Guaranty Insured)                        2005 @ 101
              #5.25%  Due 7/5/2009.........................................           AAA  2007 @ 100 S.F.     $     245,047
     500,000  Development Authority of the City of Marietta, Georgia,
              First Mortgage Revenue Bonds (Life College, Inc.) Series                     2005 @ 102
              1995A (Capital Guaranty Insured)   #5.375%  Due 9/1/2009.....           AAA  2005 @ 100 S.F.           505,690
     555,000  City of Chicago, Illinois, General Obligation Project and
              Refunding Bonds, Series 1995A-2 (AMBAC Indemnity Insured)
              5.25%  Due 1/1/2010..........................................           AAA  2006 @ 102                552,352
     535,000  Hammond Multi-School Building Corporation (Lake County,
              Indiana) First Mortgage Revenue Bonds, Series 1995  (MBIA                    2005 @ 102
              Insured)   #5.50%  Due 1/15/2010.............................           AAA  2008 @ 100 S.F.           544,502
     535,000  School District of the City of Ferndale County, County of
              Oakland, State of Michigan, 1995 School Building and Site
              and Refunding Bonds (Unlimited Tax-General Obligation)  FGIC
              Insured   #5.40%  Due 5/1/2010...............................           AAA  2005 @ 101                541,842
     380,000  Orange Beach, Alabama, Water, Sewer and Fire Protection
              Authority, Revenue Bonds, Series 1995 (AMBAC  Indemnity
              Insured)   5.35%  Due 5/15/2010..............................           AAA  2005 @ 102                383,481
     250,000  City of Austin, Texas, Combined Utility Systems Revenue
              Refunding Bonds, Series 1993A (MBIA Insured)   #0.00%  Due
              5/15/2010....................................................           AAA                            114,943   <F6>
     250,000  Louisiana Stadium and Exposition District, Hotel Occupancy
              Tax Revenue Bonds, Series 1995B (FGIC Insured)   #5.25%  Due
              7/1/2010.....................................................           AAA  2005 @ 102                249,992
     320,000  Dormitory Authority of the State of New York, Canisius
              College, Insured Revenue Bonds, Series 1995 (CapMac Insured)
                5.40%  Due 7/1/2010........................................           AAA  2005 @ 102                322,957
     525,000  Board of Trustees of Ferris State University, Michigan,
              General Revenue and Refunding Bonds, Series 1995 (MBIA
              Insured)   #5.25%  Due 10/1/2010.............................            AAA 2005 @ 101                524,916
     155,000  Harlingen, Texas, Waterworks and Sewer System Revenue Bonds,
              Series 1995 (MBIA Insured)**   #5.25%  Due 11/1/2010.........           AAA  2005 @ 100                154,974
     750,000  City of Attleboro, Massachusetts, General Obligation Bonds,
              Series 1995 (AMBAC Indemnity Insured)   5.40%  Due 12/1/2010.           AAA  2005 @ 102                760,267
$5,000,000                                                                                                     $   4,900,963

All of the Bonds in the portfolio are insured by one of the Preinsured Bond Insurers as indicated in the Bond name. See "Unitholder
ExplanationsInsurance on the Bonds in the Insured Trusts" .

For an explanation of the footnotes used on this page, see "Notes to Portfolios" .

COLORADO IM-IT TRUST

General. The Colorado IM-IT Trust consists of 10 issues of Securities. Four of the Bonds in the Colorado IM-IT Trust are general obligations of the governmental entities issuing them and are backed by the taxing power thereof. The remaining issues are payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. These issues are divided by purpose of issues (and percentage of principal amount to total Colorado IM-IT Trust) as follows: General Obligations, 4 (28%); Airport, 1 (17%); Health Care, 1 (16%); Retail Electric/Gas, 1 (16%); Water and Sewer, 1 (12%); Higher Education, 1 (10%) and Single Family Mortgage Revenue, 1 (1%). No Bond issue has received a provisional rating.

Risk Factors. The State Constitution requires that expenditures for any fiscal year not exceed revenues for such fiscal year. By statute, the amount of General Fund revenues available for appropriation is based upon revenue estimates which, together with other available resources, must exceed annual appropriations by the amount of the unappropriated reserve (the " Unappropriated Reserve" ). The Unappropriated Reserve requirement for fiscal year 1991, 1992 and 1993 was set at 3% of total appropriations from the General Fund. For fiscal years 1994 and thereafter, the Unappropriated Reserve requirement is set at 4%. In addition to the Unappropriated Reserve, a constitutional amendment approved by Colorado voters in 1992 requires the State and each local government to reserve a certain percentage of its fiscal year spending (excluding bonded debt service) for emergency use (the " Emergency Reserve" ). The minimum Emergency Reserve is set at 2% for 1994 and 3% for 1995 and later years. For fiscal year 1992 and thereafter, General Fund appropriations are also limited by statute to an amount equal to the cost of performing certain required reappraisals of taxable property plus an amount equal to the lesser of (i) five percent of Colorado personal income or (ii) 106% of the total General Fund appropriations for the previous fiscal year. This restriction does not apply to any General Fund appropriations which are required as a result of a new federal law, a final state or federal court order or moneys derived from the increase in the rate or amount of any tax or fee approved by a majority of the registered electors of the State voting at any general election. In addition, the statutory limit on the level of General Fund appropriations may be exceeded for a given fiscal year upon the declaration of a State fiscal emergency by the State General Assembly.

The 1993 fiscal General Fund balance was $326.8 million, which was $196.9 million over the combined Unappropriated Reserve and Emergency Reserve requirement. The 1994 fiscal year ending General Fund balance was $405.1 million, or $234.0 million over the required Unappropriated Reserve and Emergency Reserve. Based on June 20, 1995 estimates, the 1995 fiscal year ending General Fund balance is expected to be $427.0 million, or $204.8 million over the required Unappropriated Reserve and Emergency Reserve.

On November 3, 1992, voters in Colorado approved a constitutional amendment (the "Amendment" ) which, in general, became effective December 31, 1992, and which could restrict the ability of the State and local governments to increase revenues and impose taxes. The Amendment applies to the State and all local governments, including home rule entities ("Districts" ). Enterprises, defined as government-owned businesses authorized to issue revenue bonds and receiving under 10% of annual revenue in grants from all Colorado state and local governments combined, are excluded from the provisions of the Amendment.

The provisions of the Amendment are unclear and have required judicial interpretation. Among other provisions, beginning November 4, 1992, the Amendment requires voter approval prior to tax increases, creation of debt, or mill levy or valuation for assessment ratio increases. The Amendment also limits increases in government spending and property tax revenues to specified percentages. The Amendment requires that District property tax revenues yield no more than the prior year's revenues adjusted for inflation, voter approved changes and (except with regard to school districts) local growth in property values according to a formula set forth in the Amendment. School districts are allowed to adjust tax levies for changes in student enrollment. Pursuant to the Amendment, local government spending is to be limited by the same formula as the limitation for property tax revenues. The Amendment limits increases in expenditures from the State General Fund and program revenues (cash funds) to the growth in inflation plus the percentage change in State population in the prior calendar year. The basis for initial spending and revenue limits are fiscal year 1992 spending and 1991 property taxes collected in 1992. The basis for spending and revenue limits for fiscal year 1994 and later years will be the prior fiscal year's spending and property taxes collected in the prior calendar year. Debt service changes, reductions and voter-approved revenue changes are excluded from the calculation basis. The Amendment also prohibits new or increased real property transfer tax rates, new State real property taxes and local District income taxes.

Litigation concerning several issues relating to the Amendment has been brought in the Colorado courts. The litigation deals with three principal issues: (i) whether Districts can increase mill levies to pay debt service on general obligation bonds without obtaining voter approval; (ii) whether a multi-year lease purchase agreement subject to annual appropriations is an obligation which requires voter approval prior to execution of the agreement; and (iii) what constitutes an "enterprise" which is excluded from the provisions of the Amendment. In September, 1994, the Colorado Supreme Court held that Districts can increase mill levies to pay levies to pay debt service on general obligation bonds issued after the effective date of the Amendment; in June, 1995 the Colorado Supreme Cort validated mill levy increases to pay general obligation bonds issued prior to the Amendment. In late 1994, the Colorado Court of Appeals held that multi-year lease-purchase agreements subject to annual appropriation do not require voter approval. The time to file an appeal in that case has expired. Finally, in May, 1995, the Colorado Supreme Court ruled that entities with the power to levy taxes may not themselves be "enterprises" for purposes of the Amendment; however, the Court did not address the issue of how valid enterprises may be created. Future litigation in the "enterprise" arena may be filed in the future to clarify these issues.

According to the Colorado Economic Perspective, Fourth Quarter, FY 1994-95, June 20, 1995 (the "Economic Report" ), inflation for 1993 was 4.2% and population grew at the rate of 2.9% in Colorado. Accordingly, under the Amendment, increases in State expenditures during the 1995 fiscal year will be limited to 7.1% over expenditures during the 1994 fiscal year. The 1994 fiscal year is the base year for calculating the limitation for the 1995 fiscal year. The limitation for the 1996 fiscal year is projected to be 7.0%, based on projected inflation of 4.4% for 1994 and projected population growth of 2.6% during 1994. For the 1994 fiscal year, General Fund revenues totalled $3,725.2 million and program revenues (cash funds) totalled $1,659.9 million, resulting in total estimated base revenues of $5,385.1 million. Expenditures for the 1995 fiscal year, therefore, cannot exceed $5,767.4 million. However, the 1995 fiscal year General Fund and program revenues (cash funds) are projected to be only $5,664.7 million, or $102.7 million less than expenditures allowed under the spending limitation.

There is also a statutory restriction on the amount of annual increases in taxes that the various taxing jurisdictions in Colorado can levy without electoral approval. This restriction does not apply to taxes levied to pay general obligation debt.

As the State experienced revenue shortfalls in the mid-1980s, it adopted various measures, including impoundment of funds by the Governor, reduction of appropriations by the General Assembly, a temporary increase in the sales tax, deferral of certain tax reductions and inter-fund borrowings. On a GAAP basis, the State had unrestricted General Fund balances at June 30 of approximately $16.3 million in fiscal year 1991, $133.3 million in fiscal year 1992, $326.6 million in fiscal year 1993 and $320.4 million in fiscal year 1994. The fiscal year 1995 unrestricted General Fund is currently projected to be $427.0 million.

For fiscal year 1994, the following tax categories generated the following respective revenue percentages of the State's $3,725.2 million total gross receipts: individual income taxes represented 51.5% of gross fiscal year 1994 receipts; sales, use and excise taxes represented 32.4% of gross fiscal year 1994 receipts; and corporate income taxes represented 3.9% of gross fiscal year 1994 receipts. The final budget for fiscal year 1995 projects General Fund revenues of approximately $3,929.6 million and appropriations of approximately $3,905.9 million. The percentages of General Fund revenue generated by type of tax for fiscal year 1995 are not expected to be significantly different from fiscal year 1994 percentages.

Under its constitution, the State of Colorado is not permitted to issue general obligation bonds secured by the full faith and credit of the State. However, certain agencies and instrumentalities of the State are authorized to issue bonds secured by revenues from specific projects and activities. The State enters into certain lease transactions which are subject to annual renewal at the option of the State. In addition, the State is authorized to issue short-term revenue anticipation notes. Local governmental units in the State are also authorized to incur indebtedness. The major source of financing for such local government indebtedness is an ad valorem property tax. In addition, in order to finance public projects, local governments in the State can issue revenue bonds payable from the revenues of a utility or enterprise or from the proceeds of an excise tax, or assessment bonds payable from special assessments. Colorado local governments can also finance public projects through leases which are subject to annual appropriation at the option of the local government. Local governments in Colorado also issue tax anticipation notes. The Amendment requires prior voter approval for the creation of any multiple fiscal year debt or other financial obligation whatsoever, except for refundings at a lower rate or obligations of an enterprise.

Based on data published by the State of Colorado, Office of State Planning and Budgeting as presented in the Economic Report, over 50% of non-agricultural employment in Colorado in 1994 was concentrated in the retail and wholesale trade and service sectors, reflecting the importance of tourism to the State's economy and of Denver as a regional economic and transportation hub. The government and manufacturing sectors followed as the next largest employment sectors in the State, representing approximately 17.5% and 10.9%, respectively, of non-agricultural employment in the State in 1994. The Office of Planning and Budgeting projects similar concentrations for 1995 and 1996.

According to the Economic Report, the unemployment rate improved slightly from an average of 5.2% during 1993 to 4.9% during 1994. Total retail sales increased by 12.2% during 1994. Colorado continued to surpass the job growth rate of the U.S. with a 2.8% rate of growth projected for Colorado in 1995, as compared with 2.7% for the nation as a whole. However, the rate of job growth in Colorado is expected to be lower in 1995 than the 1994 rate as a result of layoffs at Lowry Air Force Base, Public Service Company, Continental Airlines and US West.

Personal income rose 7.5% in Colorado during 1993 and 7.6% in 1992. During 1994, personal income rose 6.6% in Colorado, as compared with 6.1% for the nation as a whole.

Economic conditions in the State may have continuing effects on other governmental units within the State (including issuers of the Bonds in the Colorado IM-IT Trust), which, to varying degrees, have also experienced reduced revenues as a result of recessionary conditions and other factors.

Tax Status. For a discussion of the Federal tax status of income earned on Colorado IM-IT Trust Units, see "Other Matters--Federal Tax Status" .

Neither the Sponsor nor its counsel have independently examined the Bonds to be deposited in and held in the Trust. However, although Chapman and Cutler expresses no opinion with respect to the issuance of the Bonds, in rendering its opinion expressed herein, it has assumed that: (i) the Bonds were validly issued, (ii) the interest thereon is excludable from gross income for federal income tax purposes, and (iii) interest on the Bonds, if received directly by a Unitholder, would be exempt from the income tax imposed by the State that is applicable to individuals and corporations (the "State Income Tax" ).
This opinion does not address the taxation of persons other than full time residents of Colorado.

In the opinion of Chapman and Cutler, counsel to the Sponsor, under existing Colorado law:

Because Colorado income tax law is based upon the Federal law, the Colorado IM-IT Trust is not an association taxable as a corporation for purposes of Colorado income taxation.

With respect to Colorado Unitholders, in view of the relationship between Federal and Colorado tax computations described above:

Each Colorado Unitholder will be treated as owning a pro rata share of each asset of the Colorado IM-IT Trust for Colorado income tax purposes in the proportion that the number of Units of such Trust held by the Unitholder bears to the total number of outstanding Units of the Colorado IM-IT Trust, and the income of the Colorado IM-IT Trust will therefore be treated as the income of each Colorado Unitholder under Colorado law in the proportion described and an item of income of the Colorado IM-IT Trust will have the same character in the hands of a Colorado Unitholder as it would have in the hands of the Trustee;

Interest on Bonds that would not be includable in income for Colorado income tax purposes when paid directly to a Colorado Unitholder will be exempt from Colorado income taxation when received by the Colorado IM-IT Trust and attributed to such Colorado Unitholder and when distributed to such Colorado Unitholder;

Any proceeds paid under an insurance policy or policies issued to the Colorado IM-IT Trust with respect to the Bonds in the Colorado IM-IT Trust which represent maturing interest on defaulted obligations held by the Trustee will be excludable from Colorado adjusted gross income if, and to the same extent as, such interest would have been so excludable if paid by the issuer of the defaulted obligations provided that, at the time such policies are purchased, the amounts paid for such policies are reasonable, customary and consistent with the reasonable expectation that the issuer of the obligations, rather than the insurer, will pay debt service on the obligations;

Any proceeds paid under individual policies obtained by issuers of Bonds in the Colorado IM-IT Trust which represent maturing interest on defaulted obligations held by the Trustee will not be includable in income for Colorado income tax purposes if, and to the same extent as, such interest would not have been so includable if paid by the issuer of the defaulted obligations provided that, at the time such policies are purchased, the amounts paid for such policies are reasonable, customary and consistent with the reasonable expectation that the issuer of the obligations, rather than the insurer, will pay debt service on the obligations;

Each Colorado Unitholder will realize taxable gain or loss when the Colorado IM-IT Trust disposes of a Bond (whether by sale, exchange, redemption, or payment at maturity) or when the Colorado Unitholder redeems or sells Units at a price that differs from original cost as adjusted for amortization of bond discount or premium and other basis adjustments (including any basis reduction that may be required to reflect a Colorado Unitholder's share of interest, if any, accruing on Bonds during the interval between the Colorado Unitholder's settlement date and the date such Bonds are delivered to the Colorado IM-IT Trust, if later);

Tax cost reduction requirements relating to amortization of bond premium may, under some circumstances, result in Colorado Unitholders realizing taxable gain when their Units are sold or redeemed for an amount equal to or less than their original cost; and

If interest on indebtedness incurred or continued by a Colorado Unitholder to purchase Units in the Colorado IM-IT Trust is not deductible for federal income tax purposes, it also will be non-deductible for Colorado income tax purposes.

Unitholders should be aware that all tax-exempt interest, including their share of interest on the Bonds paid to the Colorado IM-IT Trust, is taken into account for purposes of determining eligibility for the Colorado Property Tax/Rent/Heat Rebate.

Chapman and Cutler has expressed no opinion with respect to taxation under any other provision of Colorado law. Ownership of the Units may result in collateral Colorado tax consequences to certain taxpayers. Prospective investors should consult their tax advisors as to the applicability of any such collateral consequences.

                                                                                      Semi-
Per Unit Information:                                                    Monthly      Annual
Calculation of Estimated Net Annual Unit Income:
 Estimated Annual Interest Income per Unit............................. $     50.26  $    50.26
 Less: Estimated Annual Expense per Unit <F1>.......................... $      2.31  $     1.81
 Less: Annual Premium on Portfolio Insurance per Unit.................. $       .25  $      .25
 Estimated Net Annual Interest Income per Unit......................... $     47.70  $    48.20
Calculation of Estimated Interest Earnings per Unit:
 Estimated Net Annual Interest Income per Unit......................... $     47.70  $    48.20
 Divided by 12 and 2, respectively..................................... $      3.98  $    24.10
Estimated Daily Rate of Net Interest Accrual per Unit.................. $    .13248  $   .13387
Estimated Current Return Based on Public Offering Price <F2><F3><F4>...        4.77%       4.82%
Estimated Long-Term Return <F2><F3><F4>................................        4.75%       4.80%
Estimated Initial Monthly Distribution (February 1996)................. $      4.24
Estimated Initial Semi-annual Distribution (July 1996).................              $    24.36
Estimated Normal Distribution per Unit <F4>............................ $      3.98  $    24.10

Trustee's Annual Fee........... $.91 and $.51 per $1,000 principal amount of Bonds, respectively, for those portions of the
                                Colorado IM-IT Trust under the monthly and semi-annual distribution plans
Record and Computation Dates... TENTH day of the month as follows: monthly--each month; semi-annual--January and July
Distribution Dates............. TWENTY-FIFTH day of the month as follows: monthly--each month; semi-annual--
                                January and July commencing February 25, 1996

<F1>Excluding insurance costs. The Estimated Annual Expenses are expected to fluctuate periodically (see "Trust Administration--Fund Administration and Expenses--Miscellaneous Expenses" ).

<F2>The Estimated Current Returns and Estimated Long-Term Returns are increased for transactions entitled to a reduced sales charge. See "Unitholder Explanations--Public Offering--General" .

<F3>The Estimated Current Returns are calculated by dividing the Estimated Net
Annual Interest Income per Unit by the Public Offering Price. The Estimated Net Annual Interest Income per Unit will vary with changes in fees and expenses of the Trustee and the Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of Securities while the Public Offering Price will vary with changes in the offering price of the underlying Securities; therefore, there is no assurance that the present Estimated Current Returns indicated above will be realized in the future. The Estimated Long-Term Returns are calculated using a formula which (1) takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of all of the Securities in the Trust and (2) takes into account the expenses and sales charge associated with each Trust Unit. Since the market values and estimated retirements of the Securities and the expenses of the Trust will change, there is no assurance that the present Estimated Long-Term Returns as indicated above will be realized in the future. The Estimated Current Returns and Estimated Long-Term Returns are expected to differ because the calculation of the Estimated Long-Term Return reflects the estimated date and amount of principal returned while the Estimated Current Return calculation includes only net annual interest income and Public Offering Price.

<F4>These figures are based on estimated per Unit cash flows. Estimated cash flows will vary with changes in fees and expenses, with changes in current interest rates and with the principal prepayment, redemption, maturity, call, exchange or sale of the underlying Securities. The estimated cash flows for this Series are set forth under "Estimated Cash Flows to Unitholders" .

COLORADO INSURED MUNICIPALS INCOME TRUST
SERIES 78 (IM-IT AND QUALITY MULTI-SERIES 265)
PORTFOLIO As of January 3, 1996

                                                                                                               Offering
                                                                                                               Price To
                                                                                                               Colorado
Aggregate     Name of Issuer, Title, Interest Rate and Maturity Date of                    Redemption          IM-IT
              either Bonds Deposited or Bonds Contracted for<F1><F5>           Rating<F2>  Feature<F3>         Trust<F4>
$    370,000  Metro Wastewater Reclamation District, Colorado, Sewer
              Refunding Revenue Bonds, Series 1993B (MBIA Insured)                         2003 @ 100
              #4.75%  Due 4/1/2012.........................................           AAA  2009 @ 100 S.F.     $     350,845
     250,000  Roaring Fork School District RE-1, Garfield, Pitkin and
              Eagle Counties, Colorado, General Obligation Refunding                       2005 @ 102
              Bonds, Series 1995 (MBIA Insured)   #5.20%  Due 12/15/2014...           AAA  2011 @ 100 S.F.           247,650
     300,000  University of Colorado, University Revenue Refunding Bonds,                  2006 @ 101
              Series 1995A   #5.375%  Due 6/1/2015.........................           AA-  2014 @ 100 S.F.           298,809
     100,000  Gunnison Watershed School District No. RE-1J, Gunnison and
              Saguache Counties, Colorado, General Obligation Bonds,                       2006 @ 100
              Series 1995 (MBIA Insured)   #5.00%  Due 12/1/2015...........           AAA  2011 @ 100 S.F.            96,582
     250,000  Park County School District No. RE-2, Park County, Colorado,
              General Obligation Bonds, Series 1995A (AMBAC  Indemnity                     2005 @ 100
              Insured)   #5.20%  Due 12/1/2015.............................           AAA  2011 @ 100 S.F.           247,560
     250,000  Pueblo County School District No.70, Pueblo County,
              Colorado, General Obligation Bonds, Series 1995B (MBIA                       2005 @ 100
              Insured)   #5.30%  Due 12/1/2015.............................           AAA  2011 @ 100 S.F.           250,625
      20,000  Jefferson County, Colorado, Single Family Mortgage Revenue
              Capital Appreciation Bonds, Series 1984A (MBIA Insured)
              #0.00%  Due 3/1/2016.........................................           AAA                              6,526   <F6>
     475,000  Colorado Springs, Colorado, Utilities System Improvement and
              Refunding Revenue Bonds, Series 1994A   #5.125%  Due
              11/15/2019...................................................            AA  2004 @ 100                459,933
     500,000  Denver, Colorado, City and County Airport Revenue Bonds,                     2005 @ 102
              Series 1995A (MBIA Insured)   #5.60%  Due 11/15/2020.........           AAA  2017 @ 100 S.F.           505,905
     500,000  Mesa County, Colorado, Revenue Bonds (Sisters of Charity of
              Leavenworth Health Services Corporation) Series 1994  (MBIA                  2003 @ 102
              Insured)   #5.00%  Due 12/1/2023.............................           AAA  2015 @ 100 S.F.           474,170
$3,015,000    .............................................................                                    $2,938,605

All of the Bonds in the portfolio are insured either by one of the Preinsured Bond Insurers (as indicated in the Bond name) or under the portfolio insurance policy obtained by the Trust from AMBAC Indemnity. See "Unitholder Explanations--Insurance on the Bonds in the Insured Trusts" .

For an explanation of the footnotes used on this page, see "Notes to Portfolios" .

FLORIDA IM-IT TRUST

General. The Florida IM-IT Trust consists of 13 issues of Securities. One of the Bonds in the Florida IM-IT Trust is a general obligation of the governmental entity issuing it and is backed by the taxing power thereof. The remaining issues are payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. These issues are divided by purpose of issues (and percentage of principal amount to total Florida IM-IT Trust) as follows: Health Care, 3 (33%); Transportation, 3 (33%); General Obligations, 1 (12%); Certificates of Participation, 1 (8%); Public Building, 2 (8%); Water and Sewer, 1 (5%) and Retail Electric/Gas, 2 (1%). No Bond issue has received a provisional rating.

Risk Factors. Florida's economy has in the past been highly dependent on the construction industry and construction related manufacturing. This dependency has declined in recent years and continues to do so as a result of continued diversification of the State's economy. For example, in 1980 total contract construction employment as a share of total non-farm employment was just over seven percent and in 1993 the share had edged downward to five percent. This trend is expected to continue as Florida's economy continues to diversify. Florida, nevertheless, has a dynamic construction industry with single and multi-family housing starts accounting for 8.5% of total U.S. housing starts in 1993 while the State's population is 5.3% of the U.S. total population. Florida's housing starts since 1980 have represented an average of 11.0% of the U.S.'s total annual starts, and since 1980 total housing starts have averaged 156,450 a year.

 A driving force behind the State's construction industry has been the State's rapid rate of population growth. Although the State currently is the fourth most populous state, its annual population growth is now projected to decline as the number of people moving into the State is expected to hover near the mid 250,000 range annually throughout the 1990's. This population trend should provide fuel for business and home builders to keep construction activity lively in Florida for some time to come. However, other factors do influence the level of construction in the State. For example, federal tax reform in 1986 and other changes to the federal income tax code have eliminated tax deductions for owners of more than two residential real estate properties and have lengthened depreciation schedules on investment and commercial properties. Economic growth and existing supplies of homes also contribute to the level of construction activity in the State.

Since 1980, the State's job creation rate is almost twice the rate for the nation as a whole, and its growth rate in new non-agricultural jobs is the fastest of the must populous states, second only to California in the absolute number of new jobs created. Contributing to the State's rapid rate of growth in employment and income is international trade. Since 1980, the State's unemployment rate has generally been below that of the U.S. In recent years, however, as the State's economic growth has slowed from its previous high the State's unemployment rate has tracked above the national average. The average rate in Florida since 1980 has been 6.5% while the national average is 7.1%. According to the U.S. Department of Commerce, the Florida Department of Labor and Employment Security, and the Florida Consensus Economic Estimating Conference (together, the "Organization" ), the State's unemployment rate was 8.2% during 1992. As of January 1994, the Organization estimates that the unemployment rate will be 6.1% for 1994-95 and 6.1% in 1995-96.

 The rate of job creation in Florida's manufacturing sector has exceeded that of the U.S. From the beginning of 1980 through 1993, the State added over 50,000 new manufacturing jobs, an 11.7% increase. During the same period, national manufacturing employment declined ten out of the fourteen years, for a loss of 2,977,000 jobs.

 Total non-farm employment in Florida is expected to increase 3.6% in 1994-95 and rise 3.3% in 1995-96. Trade and services, the two largest sources of employment in the State, account for more than half of the total non-farm employment. Employment in the service sectors should experience an increase of 5.4% in 1994-95 while growing 4.7% in 1995-96. Trade is expected to expand 3.1% in 1995 and 3.2% in 1996. The service sector is now the State's largest employment category.

Tourism is one of the State's most important industries. Approximately 41.1 million tourists visited the State in 1993, as reported by the Florida Department of Commerce. In terms of business activities and State tax revenues, tourists in Florida in 1993 represented an estimated 4.5 million additional residents. Visitors to the State tend to arrive equally by air and car. The State's tourism industry over the years has become more sophisticated, attracting visitors year-round and, to a degree, reducing its seasonality. Tourist arrivals are expected to increase by 5.0% this year, and 3.4% next year. Tourist arrivals to Florida by air are expected to increase by 9.2% this year and 2.9% next year, while arrivals by car are expected to rise 0.7% in 1994-95 and 4.0% in 1995-96. By the end of the State's current fiscal year, 42.1 million domestic and international tourists are expected to have visited the State. In 1995-96 tourist arrivals should approximate 43.6 million.

 The State's per capita personal income in 1993 of $20,857 was slightly above the national average of $20,817 and significantly ahead of that for the southeast United States, which was $18,753. Real personal income in the State is estimated to increase 4.5% in 1994-95 and 4.2% in 1995-96. By the end of 1995-96, real personal income per capita in the State is projected to average 4.5% higher than its 1993-94 level.

 Because Florida has a proportionately greater retirement age population, property income (dividends, interest, and rent) and transfer payments (Social Security and pension benefits, among other sources of income) are relatively more important sources of income. For example, Florida's total wages and salaries and other labor income in 1993 was 62% of total personal income, while a similar figure for the nation was 72%. Transfer payments are typically less sensitive to the business cycle than employment income and, therefore, act as stabilizing forces in weak economic periods.

Estimated fiscal year 1994-95 General Revenue plus Working Capital and Budget Stabilization funds available to the State total $14,624.4 million, a 5.7% increase over 1993-94. This reflects a transfer of $159.0 million in non-recurring revenue due to Hurricane Andrew, to a hurricane relief trust fund. Of the total General Revenue plus Working Capital and Budget Stabilization funds available to the State, $13,858.4 million of that is Estimated Revenues (excluding the Hurricane Andrew impact), which represents an increase of 7.9% over the previous year's Estimated Revenues. With effective General Revenues plus Working Capital Fund and Budget Stabilization appropriations at $14,311.1 million, unencumbered reserves at the end of 1994-95 are estimated at $313.3 million. Estimated fiscal year 1995-96 General Revenue plus Working Capital and Budget Stabilization funds available total $15,145.9 million, a 3.6% increase over 1994-95. The $14,647.2 million in Estimated Revenues represents an increase of 5.7% over the previous year's Estimated Revenues.

 In fiscal year 1993-94, approximately 66% of the State's total direct revenue to its three operating funds was derived from State taxes and fees, with Federal grants and other special revenue accounting for the balance. State sales and use tax, corporate income tax, intangible personal property tax and beverage tax amounted to 66%, 8%, 4% and 4%, respectively, of total General Revenue Funds available during fiscal 1993-94. In that same year, expenditures for education, health and welfare, and public safety amounted to approximately 49%, 32%, and 12%, respectively, of total expenditures from the General Revenue Fund.

 The State's sales and use tax (6%) currently accounts for the State's single largest source of tax receipts. Sightly less than 10% of the State's sales and use tax is designated for local governments and is distributed to the respective counties in which collected for use by the counties, and the municipalities therein. In addition to this distribution, local governments may assess (by referendum) a 0.5% or a 1.0% discretionary sales surtax within their county. Proceeds from this local option sales tax are earmarked for funding local infrastructure programs and acquiring land for public recreation or conservation or protection of natural resources as provided under applicable Florida law. Certain charter counties have other additional taxing powers, and non-consolidated counties with a population in excess of 800,000 may levy a local option sales tax to fund indigent health care. It alone cannot exceed 0.5% and when combined with the infrastructure surtax cannot exceed 1.0%. For the fiscal year ended June 30,1994, sales and use tax receipts (exclusive of the tax on gasoline and special fuels) totalled $10,012.5 million, an increase of 6.9% over fiscal year 1992-93.

 The second largest source of State tax receipts is the tax on motor fuels. However, these revenues are almost entirely dedicated trust funds for specific purposes and are not included in the State's General Revenue Fund.

 The State imposes an alcoholic beverage wholesale tax (excise tax) on beer, wine, and liquor. This tax is one of the State's major tax sources, with revenues totalling $439.8 million in fiscal year ending June 30,1994. Alcoholic beverage tax receipts decreased about 1.0% from the previous year's total. The revenues collected from this tax are deposited into the State's General Revenue Fund.

 The State imposes a corporate income tax. All receipts of the corporate income tax are credited to the General Revenue Fund. For the fiscal year ended June 30,1994, receipts from this source were $1,047.4 million, an increase of 23.7% from fiscal year 1992-93.

The State imposes a documentary stamp tax on deeds and other documents relating to realty, corporate shares, bonds, certificates of indebtedness, promissory notes, wage assignments, and retail charge accounts. The documentary stamp tax collections totalled $775.0 million during fiscal year 1993-94, a 21.3% increase from the previous fiscal year. Beginning in fiscal year 1992-93, 71.29% of these taxes is to be deposited to the General Revenue Fund.

 The State imposes a gross receipts tax on electric, natural gas, and telecommunications services. All gross receipts utilities tax collections are credited to the State's Public Education Capital Outlay and Debt Service Trust Fund. In fiscal year 1993-94, this amounted to $459.4 million.

 The State imposes an intangible personal property tax on stocks, bonds, including bonds secured by liens in Florida real property, notes, governmental leaseholds, and certain other intangibles not secured by a lien on Florida real property. The annual rate of tax is 2 mils. The State also imposes a non-recurring 2 mil tax on mortgages and other obligations secured by liens on Florida real property. In fiscal year 1993-94, total intangible personal property tax collections were $836.0 million, a 6.7% increase over the prior year. Of the tax proceeds, 66.5% is distributed to the General Revenue Fund.

 The State began its own lottery in 1988. State law requires that lottery revenues be distributed 50.0% to the public in prizes, 38.0% for use in enhancing education, and the balance, 12.0%, for costs of administering the lottery. Fiscal year 1993-94 lottery ticket sales totalled $2.15 billion, providing education with approximately $816.2 million.

 The State's severance tax taxes oil, gas and sulphur production, as well as the severance of phosphate rock and other solid minerals. Total collections from severance taxes total $54.8 million during fiscal year 1993-94, down 15.0% from the previous year. Currently 60% of this amount is transferred to the General Revenue Fund.

At the end of fiscal 1993, approximately $5.61 billion in principal amount of debt secured by the full faith and credit of the State was outstanding. In addition, since July 1, 1993, the State issued about $1.36 billion in principal amount of full faith and credit bonds.

The State Constitution and statutes mandate that the State budget, as a whole, and each separate fund within the State budget, be kept in balance from currently available revenues each fiscal year. If the Governor or Comptroller believe a deficit will occur in any State fund, by statute, he must certify his opinion to the Administrative Commission, which then is authorized to reduce all State agency budgets and releases by a sufficient amount to prevent a deficit in any fund. Additionally, the State Constitution prohibits issuance of State obligations to fund State operations.

Currently under litigation are several issues relating to State actions or State taxes that put at risk substantial amounts of General Revenue Fund monies. Accordingly, there is no assurance that any of such matters, individually or in the aggregate, will not have a material adverse affect on Florida's financial position.

Florida law provides preferential tax treatment to insurers who maintain a home office in the State. Certain insurers challenged the constitutionality of this tax preference and sought a refund of taxes paid. Recently, the State Supreme Court ruled in favor of the State. This case and others, along with pending refund claims, total about $150 million.

Previously, the State imposed a $295 fee on the issuance of certificates of title for motor vehicles previously titled outside the State. Plaintiffs sued the State alleging that this fee violated the Commerce Clause of the U.S. Constitution. The Circuit Court in which the case was filed granted summary judgment for the plaintiffs, enjoined further collection of the impact fee and ordered refunds to all those who have paid the fee since the collection of the fee went into effect. In the State's appeal of the lower court's decision, the Florida Supreme Court ruled that this fee was unconstitutional under the Commerce Clause. Thus, the Supreme Court approved the lower court's order enjoining further collection of the fee and requiring refund of the previously collected fees. The refund exposure of the State has been estimated to be in excess of $100 million.

Florida maintains a bond rating of Aa, AA and AA from Moody's Investors Service, Standard & Poor's and Fitch, respectively, on the majority of its general obligation bonds, although the rating of a particular series of revenue bonds relates primarily to the project, facility, or other revenue sources from which such series derives funds for repayment. While these ratings and some of the information presented above indicate that Florida is in satisfactory economic health, there can be no assurance that there will not be a decline in economic conditions or that particular Municipal Obligations purchased by the Fund will not be adversely affected by any such changes.

The sources for the information presented above include official statements and financial statements of the State of Florida. While the Sponsor has not independently verified this information, the Sponsor has no reason to believe that the information is not correct in all material respects.

Tax Status. For a discussion of the Federal tax status of income earned on Florida IM-IT Trust units, see "Other Matters--Federal Tax Status" .

The Bonds were accompanied by opinions of Bond Counsel to the respective issuers thereof to the effect that the Bonds were exempt from the Florida intangibles tax. Neither the Sponsor nor its counsel have independently reviewed such opinions or examined the Bonds to be deposited in and held by the Florida IM-IT Trust and have assumed the correctness as of the date of deposit of the opinions of Bond Counsel.

"Non-Corporate Unitholder" means a Unitholder of the Florida Trust who is an individual not subject to the Florida state income tax on corporations under Chapter 220, Florida Statutes and "Corporate Unitholder" means a Unitholder of the Florida Trust that is a corporation, bank or savings association or other entity subject to Florida state income tax on corporations or franchise tax imposed on banks or savings associations under Chapter 220, Florida Statutes.

In the opinion of Chapman and Cutler, counsel to the Sponsor, under existing law:

For Florida state income tax purposes, the Florida IM-IT Trust will not be subject to the Florida income tax imposed by Chapter 220, Florida Statutes.

Because Florida does not impose an income tax on individuals, Non-Corporate Unitholders residing in Florida will not be subject to any Florida income taxation on income realized by the Florida IM-IT Trust. Any amounts paid to the Florida IM-IT Trust or to Non-Corporate Unitholders under an insurance policy issued to the Florida IM-IT Trust or the Sponsor which represent maturing interest on defaulted obligations held by the Trustee will not be subject to the Florida income tax imposed by Chapter 220, Florida Statutes.

Corporate Unitholders with commercial domiciles in Florida will be subject to Florida income or franchise taxation on income realized by the Florida IM-IT Trust and on payments of interest pursuant to any insurance policy to the extent such income constitutes "non business income" as defined by Chapter 220 or is otherwise allocable to Florida under Chapter 220. Other Corporate Unitholders will be subject to Florida income or franchise taxation on income realized by the Florida IM-IT Trust (or on payments of interest pursuant to any insurance policy) only to the extent that the income realized does not constitute "non-business income" as defined by Chapter 220 and if such income is otherwise allocable to Florida under Chapter 220.

Units will be subject to Florida estate tax only if held by Florida residents. However, the Florida estate tax is limited to the amount of the credit for state death taxes provided for in Section 2011 of the Internal Revenue Code.

Neither the Bonds nor the Units will be subject to the Florida ad valorem property tax, the Florida intangible personal property tax or the Florida sales or use tax.

                                                                                      Semi-
Per Unit Information:                                                    Monthly      Annual
Calculation of Estimated Net Annual Unit Income:
 Estimated Annual Interest Income per Unit............................. $     51.16  $    51.16
 Less: Estimated Annual Expense per Unit <F1>.......................... $      2.21  $     1.84
 Less: Annual Premium on Portfolio Insurance per Unit.................. $       .11  $      .11
 Estimated Net Annual Interest Income per Unit......................... $     48.84  $    49.21
Calculation of Estimated Interest Earnings per Unit:
 Estimated Net Annual Interest Income per Unit......................... $     48.84  $    49.21
 Divided by 12 and 2, respectively..................................... $      4.07  $    24.61
Estimated Daily Rate of Net Interest Accrual per Unit.................. $    .13566  $   .13669
Estimated Current Return Based on Public Offering Price <F2><F3><F4>...        4.88%       4.92%
Estimated Long-Term Return <F2><F3><F4>................................        4.80%       4.84%
Estimated Initial Monthly Distribution (February 1996)................. $      4.34
Estimated Initial Semi-annual Distribution (July 1996).................              $    24.88
Estimated Normal Distribution per Unit <F4>............................ $      4.07  $    24.61

Trustee's Annual Fee........... $.91 and $.51 per $1,000 principal amount of Bonds, respectively, for those portions of the
                                Florida IM-IT Trust under the monthly and semi-annual distribution plans
Record and Computation Dates... TENTH day of the month as follows: monthly--each month; semi-annual--January and July
Distribution Dates............. TWENTY-FIFTH day of the month as follows: monthly--each month; semi-annual--
                                January and July commencing February 25, 1996

<F1>Excluding insurance costs. The Estimated Annual Expenses are expected to fluctuate periodically (see "Trust Administration--Fund Administration and Expenses--Miscellaneous Expenses" ).

<F2>The Estimated Current Returns and Estimated Long-Term Returns are increased for transactions entitled to a reduced sales charge. See "Unitholder Explanations--Public Offering--General" .

<F3>The Estimated Current Returns are calculated by dividing the Estimated Net
Annual Interest Income per Unit by the Public Offering Price. The Estimated Net Annual Interest Income per Unit will vary with changes in fees and expenses of the Trustee and the Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of Securities while the Public Offering Price will vary with changes in the offering price of the underlying Securities; therefore, there is no assurance that the present Estimated Current Returns indicated above will be realized in the future. The Estimated Long-Term Returns are calculated using a formula which (1) takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of all of the Securities in the Trust and (2) takes into account the expenses and sales charge associated with each Trust Unit. Since the market values and estimated retirements of the Securities and the expenses of the Trust will change, there is no assurance that the present Estimated Long-Term Returns as indicated above will be realized in the future. The Estimated Current Returns and Estimated Long-Term Returns are expected to differ because the calculation of the Estimated Long-Term Return reflects the estimated date and amount of principal returned while the Estimated Current Return calculation includes only net annual interest income and Public Offering Price.

<F4>These figures are based on estimated per Unit cash flows. Estimated cash flows will vary with changes in fees and expenses, with changes in current interest rates and with the principal prepayment, redemption, maturity, call, exchange or sale of the underlying Securities. The estimated cash flows for this Series are set forth under "Estimated Cash Flows to Unitholders" .

FLORIDA INSURED MUNICIPALS INCOME TRUST
SERIES 100 (IM-IT AND QUALITY MULTI-SERIES 265)
PORTFOLIO As of January 3, 1996

                                                                                                               Offering
                                                                                                               Price To
              Name of Issuer, Title, Interest Rate and Maturity                                                Florida
Aggregate     Date of either Bonds Deposited or Bonds Contracted                    Redemption                 IM-IT
              for<F1><F5>                                               Rating<F2>  Feature<F3>                Trust<F4>
$    330,000  Brevard County, Florida, Health Facilities Authority
              Revenue Bonds (Holmes Regional Medical Center Issue)                  2003 @ 102
              Series 1993  (MBIA Insured)   #5.75%  Due 10/1/2013...           AAA  2009 @ 100 S.F.            $     336,947
     500,000  Halifax Hospital Medical Center (Daytona Beach,
              Florida) Hospital Revenue Refunding Bonds, Series                     2005 @ 102
              1995A (MBIA Insured)   #5.20%  Due 10/1/2013..........           AAA  2008 @ 100 S.F.                  496,170
      15,000  Escambia County, Florida, Utilities System Revenue
              Bonds, Series 1992B (FGIC Insured)   #0.00%  Due
              1/1/2015..............................................           AAA                                     5,418   <F6>
     250,000  Florida Correctional Privatization Commission,
              Certificates of Participation (350 Bed Youthful
              Offender Correctional Facility, Polk County Project)
              Series 1995B (AMBAC Indemnity Insured)   #5.00%  Due                  2005 @ 102
              8/1/2017..............................................           AAA  2009 @ 100 S.F.                  241,665
     400,000  Lee County, Florida, Capital and Transportation
              Facilities Refunding Revenue Bonds, Series 1993A                      2003 @ 102
              (MBIA Insured)   #5.55%  Due 10/1/2018................           AAA  2014 @ 100 S.F.                  404,952
      20,000  Utility Board of the City of Key West, Florida,
              Electric System Refunding Revenue Bonds, Series 1991
              (AMBAC  Indemnity Insured)   #0.00%  Due 10/1/2018....           AAA                                     5,908   <F6>
     170,000  South Miami, Florida, Health Facilities Authority,
              Hospital Revenue Refunding Bonds, Baptist Health
              System Obligated Group, Series 1995 (MBIA Insured)                    2005 @ 102
              #5.50%  Due 10/1/2020.................................           AAA  2017 @ 100 S.F.                  171,564
     135,000  St. Petersburg, Florida, Professional Sports
              Facilities Sales Tax Revenue Bonds, Series 1995 (MBIA
              Insured)   #5.625%  Due 10/1/2021.....................           AAA  2005 @ 101                       137,564
     350,000  Florida Board of Education, Capital Outlay Public
              Education General Obligation Bonds, Series 1993C                      2003 @ 101
              #5.50%  Due 6/1/2023..................................            AA  2019 @ 100 S.F.                  350,875
     100,000  Dade County, Florida, Professional Sports Franchise
              Facilities, Tax Revenue Capital Appreciation Bonds,
              Series 1995  (MBIA Insured)   #0.00%  Due 10/1/2023...           AAA                                    22,300   <F6>
     500,000  Stare of Florida, Department of Transportation,
              Turnpike Revenue Refunding Bonds, Series 1995A (FGIC                  2005 @ 101
              Insured)   #5.625%  Due 7/1/2025......................           AAA  2022 @ 100 S.F.                  509,415
     160,000  Dade County, Florida, Water and Sewer System Revenue
              Bonds, Series 1995 (FGIC Insured)   #5.50%  Due                       2005 @ 102
              10/1/2025.............................................           AAA  2023 @ 100 S.F.                  161,472
                                                                                                               Offering
                                                                                                               Price To
              Name of Issuer, Title, Interest Rate and Maturity                                                Florida
Aggregate     Date of either Bonds Deposited or Bonds Contracted                                               IM-IT
              for<F1><F5>                                               Rating<F2>  Redemption Feature<F3>     Trust<F4>
$    110,000  Lee County, Florida, Transportation Facilities
              Revenue Bonds, Series 1995 (MBIA Insured)   #5.75%                    2005 @ 102
              Due 10/1/2027.........................................           AAA  2023 @ 100 S.F.            $     113,374
$3,040,000                                                                                                     $2,957,624

All of the Bonds in the portfolio are insured by one of the Preinsured Bond Insurers (as indicated in the Bond name) or under the portfolio insurance policy obtained by the Trust from AMBAC Indemnity. See "Unitholder Explanations--Insurance on the Bonds in the Insured Trusts" .

For an explanation of the footnotes used on this page, see "Notes to Portfolios" .

NEW JERSEY IM-IT TRUST

General. The New Jersey IM-IT Trust consists of 9 issues of Securities. Four of the Bonds in the New Jersey IM-IT Trust are general obligations of the governmental entities issuing them and are backed by the taxing power thereof. The remaining issues are payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. These issues are divided by purpose of issues (and percentage of principal amount to total New Jersey IM-IT Trust) as follows: General Obligations, 4 (49%); Retail Electric/Gas, 1 (17%); Transportation, 1 (16%); Higher Education, 1 (10%); Water and Sewer, 1 (5%) and Health Care, 1 (3%). No Bond issue has received a provisional rating.

Risk Factors. As described above, the New Jersey IM-IT Trust consists of a portfolio of Bonds. The Trust is therefore susceptible to political, economic or regulatory factors affecting issuers of the Bonds. The following information provides only a brief summary of some of the complex factors affecting the financial situation in New Jersey (the "State" ) and is derived from sources that are generally available to investors and is believed to be accurate. It is based in part on information obtained from various State and local agencies in New Jersey. No independent verification has been made of any of the following information.

New Jersey is the ninth largest state in population and the fifth smallest in land area. With an average of 1,062 people per square mile, it is the most densely populated of all the states. The state's economic base is diversified, consisting of a variety of manufacturing, construction and service industries, supplemented by rural areas with selective commercial agriculture. Historically, New Jersey's average per capita income has been well above the national average, and in 1993 the State ranked second among states in per capita personal income ($26,967).

The New Jersey Economic Policy Council, a statutory arm of the New Jersey Department of Commerce and Economic Development, has reported in New Jersey Economic Indicators, a monthly publication of the New Jersey Department of Labor, Division of Labor Market and Demographic Research, that in 1988 and 1989 employment in New Jersey's manufacturing sector failed to benefit from the export boom experienced by many Midwest states and the State's service sectors, which had fueled the State's prosperity since 1982, lost momentum. In the meantime, the prolonged fast growth in the State in the mid 1980s resulted in a tight labor market situation, which has led to relatively high wages and housing prices. This means that, while the incomes of New Jersey residents are relatively high, the State's business sector has become more vulnerable to competitive pressures.

The onset of the national recession (which officially began in July 1990 according to the National Bureau of Economic Research) caused an acceleration of New Jersey's job losses in construction and manufacturing. In addition, the national recession caused an employment downturn in such previously growing sectors as wholesale trade, retail trade, finance, utilities and trucking and warehousing. Reflecting the downturn, the rate of unemployment in the State rose from a low of 3.6% during the first quarter of 1989 to an estimated 6.1% in November 1995, which is higher than the national average of 5.6% in November 1995. Economic recovery is likely to be slow and uneven in New Jersey, with unemployment receding at a correspondingly slow pace, due to the fact that some sectors may lag due to continued excess capacity. In addition, employers even in rebounding sectors can be expected to remain cautious about hiring until they become convinced that improved business will be sustained. Also, certain firms will continue to merge or downsize to increase profitability.

Debt Service. The primary method for State financing of capital projects is through the sale of the general obligation bonds of the State. These bonds are backed by the full faith and credit of the State tax revenues and certain other fees are pledged to meet the principal and interest payments and if provided, redemption premium payments, if any, required to repay the bonds. As of June 30, 1993, there was a total authorized bond indebtedness of approximately $8.98 billion, of which $3.6 billion was issued and outstanding, $4.0 billion was retired (including bonds for which provision for payment has been made through the sale and issuance of refunding bonds) and $1.38 billion was unissued. The appropriation for the debt service obligation on such outstanding indebtedness was $103.5 million for fiscal year 1994.

New Jersey's Budget and Appropriation System. The State operates on a fiscal year beginning July 1 and ending June 30. At the end of fiscal year 1989, there was a surplus in the State's general fund (the fund into which all State revenues not otherwise restricted by statute are deposited and from which appropriations are made) of $411.2 million. At the end of fiscal year 1990, there was a surplus in the general fund of $1 million. At the end of fiscal year 1991, there was a surplus in the general fund of $1.4 million. New Jersey closed its fiscal year 1992 with a surplus of $760.8 million. It is estimated that New Jersey closed its fiscal year 1993 with a surplus of $937.4 million.

In order to provide additional revenues to balance future budgets, to redistribute school aid and to contain real property taxes, on June 27, 1990, and July 12, 1990, Governor Florio signed into law legislation which was estimated to raise approximately $2.8 billion in additional taxes (consisting of $1.5 billion in sales and use taxes and $1.3 billion in income taxes), the biggest tax hike in New Jersey history. There can be no assurance that receipts and collections of such taxes will meet such estimates.

The first part of the tax hike took effect on July 1, 1990, with the increase in the State's sales and use tax rate from 6% to 7% and the elimination of exemptions for certain products and services not previously subject to the tax, such as telephone calls, paper products (which has since been reinstated), soaps and detergents, janitorial services, alcoholic beverages and cigarettes. At the time of enactment, it was projected that these taxes would raise approximately $1.5 billion in additional revenue. Projections and estimates of receipts from sales and use taxes, however, have been subject to variance in recent fiscal years.

The second part of the tax hike took effect on January 1, 1991, in the form of an increased state income tax on individuals. At the time of enactment, it was projected that this increase would raise approximately $1.3 billion in additional income taxes to fund a new school aid formula, a new homestead rebate program and state assumption of welfare and social services costs. Projections and estimates of receipts from income taxes, however, have also been subject to variance in recent fiscal years. Under the legislation, income tax rates increased from their previous range of 2% to 3.5% to a new range of 2% to 7%, with the higher rates applying to married couples with incomes exceeding $70,000 who file joint returns, and to individuals filing single returns with incomes of more than $35,000.

The Florio administration had contended that the income tax package will help reduce local property tax increases by providing more state aid to municipalities. Under the income tax legislation the State will assume approximately $289 million in social services costs that previously were paid by counties and municipalities and funded by property taxes. In addition, under the new formula for funding school aid, an extra $1.1 billion was proposed to be sent by the State to school districts beginning in 1991, thus reducing the need for property tax increases to support education programs.

Effective July 1, 1992, the State's sales and use tax rate decreased from 7% to 6%. Effective January 1, 1994, an across-the-board 5% reduction in the income tax rates was enacted and effective January 1, 1995 further reductions ranging from 1% up to 10% in income tax rates took effect. Governor Whitman recently signed into law further reductions up to 15% for some taxpayers effective January 1, 1996, completing her campaign promise to reduce income taxes by up to 30% for most taxpayers within three years.

On June 30, 1995, Governor Whitman signed the New Jersey Legislature's $16.0 billion budget for Fiscal Year 1996. The balanced budget, which includes $541 million in surplus, is $300 million more than the 1995 budget. Whether the State can achieve a balanced budget depends on its ability to enact and implement expenditure reductions and to collect the estimated tax revenues.

Litigation. The State is a party in numerous legal proceedings pertaining to matters incidental to the performance of routine governmental operations. Such litigation includes, but is not limited to, claims asserted against the State arising from alleged torts, alleged breaches of contracts, condemnation proceedings and other alleged violations of State and Federal laws. Included in the State's outstanding litigation are cases challenging the following: the formula relating to State aid to public schools, the method by which the State shares with its counties maintenance recoveries and costs for residents in State institutions, unreasonably low Medicaid payment rates for long-term facilities in New Jersey, the obligation of counties to maintain Medicaid or Medicare eligible residents of institutions and facilities for the developmentally disabled, taxes paid into the Spill Compensation Fund (a fund established to provide money for use by the State to remediate hazardous waste sites and to compensate other persons for damages incurred as a result of hazardous waste discharge) based on Federal preemption, various provisions, and the constitutionality of the Fair Automobile Insurance Reform Act of 1990, the State's role in a consent order concerning the construction of a resource facility in Passaic County, actions taken by the New Jersey Bureau of Securities against an individual, the State's actions regarding alleged chromium contamination of State-owned property in Hudson County, the issuance of emergency redirection orders and a draft permit by the Department of Environmental Protection and Energy, the adequacy of Medicaid reimbursement for services rendered by doctors and dentists to Medicaid eligible children, the Commissioner of Health's calculation of the hospital assessment required by the Health Care Cost Reduction Act of 1991, refusal of the State to share with Camden County federal funding the State recently received for disproportionate share hospital payments made to county psychiatric facilities, and the constitutionality of annual A-901 hazardous and solid waste licensure renewal fees collected by the Department of Environmental Protection and Energy. Adverse judgments in these and other matters could have the potential for either a significant loss of revenue or a significant unanticipated expenditure by the State.

At any given time, there are various numbers of claims and cases pending against the State, State agencies and employees seeking recovery of monetary damages that are primarily paid out of the fund created pursuant to the New Jersey Tort Claims Act. In addition, at any given time, there are various numbers of contract claims against the State and State agencies seeking recovery of monetary damages. The State is unable to estimate its exposure for these claims.

Debt Ratings. For many years, both Moody's Investors Service, Inc. and Standard and Poor's Corporation rated New Jersey general obligation bonds " Aaa" and "AAA" , respectively. On July 3, 1991, however, Standard and Poor's Corporation downgraded New Jersey general obligation bonds to " AA+." On June 4, 1992, Standard and Poor's Corporation placed New Jersey general obligation bonds on CreditWatch with negative implications, citing as its principal reason for its caution the unexpected denial by the federal government of New Jersey's request for $450 million in retroactive Medicaid payments for psychiatric hospitals. These funds were critical to closing a $1 billion gap in the State's $15 billion budget for fiscal year 1992 which ended on June 30, 1992. Under New Jersey state law, the gap in the budget was required to be closed before the new budget year began on July 1, 1992. Standard and Poor's suggested the State could close fiscal 1992's budget gap and help fill fiscal 1993's hole by a reversion of $700 million of pension contributions to its general fund under a proposal to change the way the State calculates its pension liability.

On July 6, 1992, Standard and Poor's Corporation reaffirmed its "AA+" rating for New Jersey general obligation bonds and removed the debt from its CreditWatch list, although it stated that New Jersey's long-term financial outlook was negative. Standard and Poor's Corporation was concerned that the State was entering fiscal 1993 with only a $26 million surplus and remained concerned about whether the State economy would recover quickly enough to meet lawmakers' revenue projections. It also remained concerned about the recent federal ruling leaving in doubt how much the State was due in retroactive Medicaid reimbursements and a ruling by a federal judge, now on appeal, of the State's method for paying for uninsured hospital patients. However, on July 27, 1994, Standard and Poor's announced that it was changing the State's outlook from negative to stable due to a brightening of the State's prospects as a result of Governor Whitman's effort to trim spending and cut taxes, coupled with an improving economy. Standard and Poor's reaffirmed its "
AA+" rating at the same time.

On August 24, 1992, Moody's Investors Service, Inc. downgraded New Jersey general obligation bonds to "Aa1," stating that the reduction reflected a developing pattern of reliance on nonrecurring measures to achieve budgetary balance, four years of financial operations marked by revenue shortfalls and operating deficits, and the likelihood that serious financial pressures will persist. On August 5, 1994, Moody's reaffirmed its "Aa1"
 rating, citing on the positive side New Jersey's broad-based economy, high income levels, history of maintaining a positive financial position and moderate (albeit rising) debt ratios, and on the negative side, a continued reliance on one-time revenue and a dependence on pension-related savings to achieve budgetary balance.

Tax Status. For a discussion of the Federal tax status of income earned on New Jersey IM-IT Trust Units, see "Other Matters--Federal Tax Status" .

In the opinion of Pitney, Hardin, Kipp & Szuch, special counsel to the Fund for New Jersey tax matters, under existing law:

(1)The New Jersey IM-IT Trust will be recognized as a trust and not an association taxable as a corporation. The New Jersey IM-IT Trust will not be subject to the New Jersey Corporation Business Tax or the New Jersey Corporation Income Tax.

(2)With respect to the non-corporate Unitholders who are residents of New Jersey, the income of the New Jersey IM-IT Trust which is allocable to each such Unitholder will be treated as the income of such Unitholder under the New Jersey Gross Income Tax. Interest on the underlying Bonds which would be exempt from New Jersey Gross Income Tax if directly received by such Unitholder will retain its status as tax-exempt interest when received by the New Jersey IM-IT Trust and distributed to such Unitholder. Any proceeds paid under the insurance policy issued to the Trustee of the New Jersey IM-IT Trust with respect to the Bonds or under individual policies obtained by issuers of Bonds which represent maturing interest on defaulted obligations held by the Trustee will be exempt from New Jersey Gross Income Tax if, and to the same extent as, such interest would have been so exempt if paid by the issuer of the defaulted obligations.

(3)A non-corporate Unitholder will not be subject to the New Jersey Gross Income Tax on any gain realized either when the New Jersey IM-IT Trust disposes of a Bond (whether by sale, exchange, redemption, or payment at maturity), when the Unitholder redeems or sells his Units or upon payment of any proceeds under the insurance policy issued to the Trustee of the New Jersey IM-IT Trust with respect to the Bonds or under individual policies obtained by issuers of Bonds which represent maturing principal on defaulted obligations held by the Trustee. Any loss realized on such disposition may not be utilized to offset gains realized by such Unitholder on the disposition of assets the gain on which is subject to the New Jersey Gross Income Tax.

(4)Units of the New Jersey IM-IT Trust may be taxable on the death of a Unitholder under the New Jersey Transfer Inheritance Tax Law or the New Jersey Estate Tax Law.

(5)If a Unitholder is a corporation subject to the New Jersey Corporation Business Tax or New Jersey Corporation Income Tax, interest from the Bonds in the New Jersey IM-IT Trust which is allocable to such corporation will be includable in its entire net income for purposes of the New Jersey Corporation Business Tax or New Jersey Corporation Income Tax, less any interest expense incurred to carry such investment to the extent such interest expense has not been deducted in computing Federal taxable income. Net gains derived by such corporation on the disposition of the Bonds by the New Jersey IM-IT Trust or on the disposition of its Units will be included in its entire net income for purposes of the New Jersey Corporation Business Tax or New Jersey Corporation Income Tax. Any proceeds paid under the insurance policy issued to the Trustee of the New Jersey IM-IT Trust with respect to the Bonds or under individual policies obtained by issuers of Bonds which represent maturing interest or maturing principal on defaulted obligations held by the Trustee will be included in its entire net income for purposes of the New Jersey Corporation Business Tax or New Jersey Corporation Income Tax if, and to the same extent as, such interest or proceeds would have been so included if paid by the issuer of the defaulted obligations.

                                                                                      Semi-
Per Unit Information:                                                    Monthly      Annual
Calculation of Estimated Net Annual Unit Income:
 Estimated Annual Interest Income per Unit............................. $     51.15  $    51.15
 Less: Estimated Annual Expense per Unit <F1>.......................... $      2.46  $     2.01
 Less: Annual Premium on Portfolio Insurance per Unit..................          --          --
 Estimated Net Annual Interest Income per Unit......................... $     48.69  $    49.14
Calculation of Estimated Interest Earnings per Unit:
 Estimated Net Annual Interest Income per Unit......................... $     48.69  $    49.14
 Divided by 12 and 2, respectively..................................... $      4.06  $    24.57
Estimated Daily Rate of Net Interest Accrual per Unit.................. $    .13527  $   .13652
Estimated Current Return Based on Public Offering Price <F2><F3><F4>...        4.87%       4.91%
Estimated Long-Term Return <F2><F3><F4>................................        4.85%       4.90%
Estimated Initial Monthly Distribution (February 1996)................. $      4.33
Estimated Initial Semi-annual Distribution (July 1996).................              $    24.85
Estimated Normal Distribution per Unit <F4>............................ $      4.06  $    24.57

Trustee's Annual Fee........... $.91 and $.51 per $1,000 principal amount of Bonds, respectively, for those portions of the
                                New Jersey IM-IT Trust under the monthly and semi-annual distribution plans
Record and Computation Dates... TENTH day of the month as follows: monthly--each month; semi-annual--January and July
Distribution Dates............. TWENTY-FIFTH day of the month as follows: monthly--each month; semi-annual--
                                January and July commencing February 25, 1996

<F1>Excluding insurance costs. The Estimated Annual Expenses are expected to fluctuate periodically (see "Trust Administration--Fund Administration and Expenses--Miscellaneous Expenses" ).

<F2>The Estimated Current Returns and Estimated Long-Term Returns are increased for transactions entitled to a reduced sales charge. See "Unitholder Explanations--Public Offering--General" .

<F3>The Estimated Current Returns are calculated by dividing the Estimated Net
Annual Interest Income per Unit by the Public Offering Price. The Estimated Net Annual Interest Income per Unit will vary with changes in fees and expenses of the Trustee and the Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of Securities while the Public Offering Price will vary with changes in the offering price of the underlying Securities; therefore, there is no assurance that the present Estimated Current Returns indicated above will be realized in the future. The Estimated Long-Term Returns are calculated using a formula which (1) takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of all of the Securities in the Trust and (2) takes into account the expenses and sales charge associated with each Trust Unit. Since the market values and estimated retirements of the Securities and the expenses of the Trust will change, there is no assurance that the present Estimated Long-Term Returns as indicated above will be realized in the future. The Estimated Current Returns and Estimated Long-Term Returns are expected to differ because the calculation of the Estimated Long-Term Return reflects the estimated date and amount of principal returned while the Estimated Current Return calculation includes only net annual interest income and Public Offering Price.

<F4>These figures are based on estimated per Unit cash flows. Estimated cash flows will vary with changes in fees and expenses, with changes in current interest rates and with the principal prepayment, redemption, maturity, call, exchange or sale of the underlying Securities. The estimated cash flows for this Series are set forth under "Estimated Cash Flows to Unitholders" .

NEW JERSEY INSURED MUNICIPALS INCOME TRUST
SERIES 108 (IM-IT AND QUALITY MULTI-SERIES 265)
PORTFOLIO As of January 3, 1996

                                                                                                               Offering
                                                                                                               Price To New
Aggregate      Name of Issuer, Title, Interest Rate and Maturity Date of                   Redemption          Jersey IM-IT
Principal<F1>  either Bonds Deposited or Bonds Contracted for<F1><F5>          Rating<F2>  Feature<F3>         Trust<F4>
$     100,000  Camden County Improvement Authority, Camden County, New
               Jersey, County Guaranteed Revenue Bonds (Camden County
               Health Services Center Project) Series 1993B (AMBAC                         2003 @ 102
               Indemnity Insured)   #5.25%  Due 12/1/2018 ................. AAA            2012 @ 100 S.F.     $99,183
      500,000  Board of Education of the Township of Montgomery in the
               County of Somerset, New Jersey, General
               Obligation-Unlimited Tax School Bonds (FGIC Insured)
               #5.45%  Due 8/1/2019 ....................................... AAA            2006 @ 100           505,295
      150,000  Town of West New York, Municipal Utility Authority (Hudson
               County, New Jersey) Sewer Revenue and Refunding Capital
               Appreciation Bonds, Series 1991 (FGIC Insured)   #0.00%
               Due 12/15/2020 ............................................. AAA                                 38,435         <F6>
      470,000  Board of Education of the Township of Branchburg in the
               County of Somerset, New Jersey, Unlimited Tax-General
               Obligation School Bonds (FGIC Insured)   #140M- 5.625%  Due  AAA            2007 @ 100           142,359
               2/1/2021   #330M- 5.625%  Due 2/1/2022 ..................... AAA            2007 @ 100           335,560
      500,000  Board of Education of the Township of Union in the County
               of Union, New Jersey, Unlimited Tax-General Obligation
               School Bonds (FGIC Insured)   #5.50%  Due 1/1/2023 ......... AAA            2006 @ 102           505,615
      300,000  New Jersey Educational Facilities Authority, Revenue Bonds,
               New Jersey Institute of Technology Issue, Series 1995E                      2005 @ 101
               (MBIA Insured)   #5.375%  Due 7/1/2025 ..................... AAA            2021 @ 100 S.F.      299,646
      500,000  Delaware River Port Authority, Pennsylvania and New Jersey,
               Revenue Bonds, Series 1995 (FGIC Insured)   #5.50%  Due                     2006 @ 102
               1/1/2026 ................................................... AAA            2017 @ 100 S.F.      503,425
      500,000  Pollution Control Financing Authority of Salem County (New
               Jersey) Pollution Control Revenue Refunding Bonds (Public
               Service Electric and Gas Company Project) Series 1993
               (MBIA Insured)   5.55%  Due 11/1/2033 ...................... AAA            2003 @ 102           504,330
$   3,020,000                                                                                                  $2,933,848

All of the Bonds in the portfolio are insured by one of the Preinsured Bond Insurers as indicated in the Bond name. See "Unitholder
Explanations--Insurance on the Bonds in the Insured Trusts" .

For an explanation of the footnotes used on this page, see "Notes to Portfolios" .

PENNSYLVANIA IM-IT TRUST

General. The Pennsylvania IM-IT Trust consists of 8 issues of Securities.Three of the Bonds in the Pennsylvania IM-IT Trust are general obligations of the governmental entities issuing them and are backed by the taxing power thereof. The remaining issues are payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. These issues are divided by purpose of issues (and percentage of principal amount to total Pennsylvania IM-IT Trust) as follows: General Obligations, 3 (25%); Health Care, 2 (24%); General Purpose, 1 (17%); Transportation, 1 (17%) and Water and Sewer, 1 (17%). No Bond issue has received a provisional rating.

Risk Factors. Investors should be aware of certain factors that might affect the financial conditions of the Commonwealth of Pennsylvania. Pennsylvania historically has been identified as a heavy industry state although that reputation has changed recently as the industrial composition of the Commonwealth diversified when the coal, steel and railroad industries began to decline. A more diversified economy was necessary as the traditionally strong industries in the Commonwealth declined due to a long-term shift in jobs, investment and workers away from the northeast part of the nation. The major sources of growth in Pennsylvania are in the service sector, including trade, medical and the health services, education and financial institutions. Pennsylvania's agricultural industries are also an important component of the Commonwealth's economic structure, accounting for more than $3.6 billion in crop and livestock products annually, while agribusiness and food related industries support $39 billion in economic activity annually.

Non-agricultural employment in the Commonwealth declined by 5.1 percent during the recessionary period from 1980 to 1983. In 1984, the declining trend was reversed as employment grew by 2.9 percent over 1983 levels. From 1983 to 1990, Commonwealth employment continued to grow each year, increasing an additional 14.3 percent. For the three years ended 1993, unemployment in the Commonwealth declined 1.2 percent.

Back to back recessions in the early 1980s reduced the manufacturing sector's employment levels moderately during 1980 and 1981, sharply during 1982, and even further in 1983. Non-manufacturing employment has increased steadily since 1980 to its 1993 level of 81.6 percent of total Commonwealth employment. Consequently, manufacturing employment constitutes a diminished share of total employment within the Commonwealth. Manufacturing, contributing 18.4 percent of 1993 non-agricultural employment, has fallen behind both the services sector and the trade sector as the largest single source of employment within the Commonwealth. In 1993 the services sector accounted for 29.9 percent of all non-agricultural employment while the trade sector accounted for 22.4 percent.

From 1983 to 1989, Pennsylvania's annual average unemployment rate dropped from 11.8 percent to 4.5 percent, falling below the national rate in 1986 for the first time in over a decade. Pennsylvania's annual average unemployment rate remained below the national average from 1986 until 1990. Slower economic growth caused the unemployment rate in the Commonwealth to rise to 6.9 percent in 1991 and 7.5 percent in 1992. The resumption of faster economic growth resulted in a decrease in the Commonwealth's unemployment rate to 7.1 percent in 1993. As of March 1995, the seasonally adjusted unemployment rate for the Commonwealth was 6.0 percent compared to 5.5 percent for the United States.

The five year period from fiscal 1990 through fiscal 1994 was marked by public health and welfare costs growing at a rate double the growth rate for all the state expenditures. Rising caseloads, increased utilization of services and rising prices joined to produce the rapid rise of public health and welfare costs at a time when a national recession caused tax revenues to stagnate and even decline. During the period from fiscal 1989 through fiscal 1993, public health and welfare costs rose by an average annual rate of 9.4 percent while tax revenues were growing at an average annual rate of 5.8 percent. Consequently, spending on other budget programs was restrained to a growth rate below 4.7 percent and sources of revenues other than taxes became larger components of fund revenues. Among those sources are transfers from other funds and hospital and nursing home pooling of contributions to use as federal matching funds.

Tax revenues declined in fiscal 1991 as a result of the recession in the economy. A $2.7 billion tax increase enacted for fiscal 1992 brought financial stability to the General Fund. That tax increase included several taxes with retroactive effective dates which generated some one-time revenues during fiscal 1992. The absence of those revenues in fiscal 1993 contributed to the decline in tax revenues shown for fiscal 1993. Fiscal 1994 revenues increased
4.1 percent, but a decline in other revenues caused by the end of medical assistance pooled financing in fiscal 1993 held total revenues to a 1.8 percent gain. Expenditures for fiscal 1994 rose by 4.3 percent.

It should be noted that the creditworthiness of obligations issued by local Pennsylvania issuers may be unrelated to the creditworthiness of obligations issued by the Commonwealth of Pennsylvania, and there is no obligation on the part of the Commonwealth to make payment on such local obligations in the event of default.

Financial information for the principal operating funds of the Commonwealth is maintained on a budgetary basis of accounting. A budgetary basis of accounting is used for the purpose of ensuring compliance with the enacted operating budget and is governed by applicable statutes of the Commonwealth and by administrative procedures. The Commonwealth also prepares annual financial statements in accordance with generally accepted accounting principles (" GAAP" ). The budgetary basis financial information maintained by the Commonwealth to monitor and enforce budgetary control is adjusted at fiscal year-end to reflect appropriate accruals for financial reporting in conformity with GAAP.

Fiscal 1992 Financial Results. GAAP Basis: During fiscal 1992 the General Fund reported a $1.1 billion operating surplus. This operating surplus was achieved through legislated tax rate increases and tax base broadening measures enacted in August 1991 and by controlling expenditures through numerous cost reduction measures implemented throughout the fiscal year. As a result of the fiscal 1992 operating surplus, the fund balance increased to $87.5 million and the unreserved-undesignated deficit dropped to $138.6 million from its fiscal 1991 level of $1,146.2 million.

Budgetary Basis: Total revenues for the fiscal year were $14,516.8 million, a $2,654.5 million increase over cash revenues during fiscal 1991. Largely due to the tax revisions enacted for the budget, corporate tax receipts totalled $3,761.2 million, up from $2,656.3 million in fiscal 1991, sales tax receipts increased by $302 million to $4,499.7 million, and personal income tax receipts totalled $4,807.4 million, an increase of $1,443.8 million over receipts in fiscal 1991.

Spending increases in the fiscal 1992 budget were largely accounted for by increases for education, social services and corrections programs. Commonwealth funds for the support of public schools were increased by 9.8 percent to provide a $438 million increase to $4.9 billion for fiscal 1992. Child welfare appropriations supporting county operated child welfare programs were increased $67 million, more than 31.5 percent over fiscal 1991. Other social service areas such as medical and cash assistance also received significant funding increases as costs rose quickly as a result of the economic recession and high inflation rates of medical care costs. The costs of corrections programs, reflecting the marked increase in the prisoner population, increased by 12 percent. Economic development efforts, largely funded from bond proceeds in fiscal 1991, were continued with General Fund appropriations for fiscal 1992.

The budget included the use of several Medicaid pooled financing transactions. These pooling transactions replaced $135 million of Commonwealth funds, allowing total spending under the budget to increase by an equal amount.

Fiscal 1993 Financial Results. GAAP Basis: The fund balance of the General Fund increased by $611.4 million during the fiscal year, led by an increase in the unreserved balance of $576.8 million over the prior fiscal year balance. At June 30, 1993, the fund balance totalled $698.9 and the unreserved/undesignated balance totalled $64.4 million. The increase in the fund balance and a return to a positive unreserved-undesignated balance provided indication of a continuing recovery of the Commonwealth's financial condition.

Budgetary Basis: The 1993 fiscal year closed with revenues higher than anticipated and expenditures about as projected, resulting in an ending unappropriated balance surplus (prior to the ten percent transfer to the Tax Stabilization Reserve Fund) of $242.3 million, slightly higher than estimated. Cash revenues were $41.5 million above the budget estimate and totalled $14.633 billion representing less than a one percent increase over revenues for the 1992 fiscal year. A reduction in the personal income tax rate in July 1992 and the one-time receipt of revenues from retroactive corporate tax increases in fiscal 1992 were responsible, in part, for the low revenue growth in fiscal 1993.

Appropriations less lapses totalled $13.870 billion representing a 1.1 percent increase over expenditures during fiscal 1992. The low growth in spending is a consequence of a low rate of revenue growth, significant one-time expenses during fiscal 1992, increased tax refund reserves to cushion against adverse decisions on pending litigations, and the receipt of federal funds for expenditures previously paid out of Commonwealth funds.

By state statute, ten percent of the budgetary basis unappropriated surplus at the end of a fiscal year is to be transferred to the Tax Stabilization Reserve Fund. The transfer for the fiscal 1993 balance was $24.2 million. The remaining unappropriated surplus of $218.0 million was carried forward into the 1994 fiscal year.

Fiscal 1994 Financial Results. GAAP Basis: The fund balance increased $194.0 million due largely to an increased reserve for encumbrances and an increase in other designated funds. The unreserved-undesignated balance increased by $14.8 million to $72.2 million. Revenues and other sources increased by 1.8 percent over the prior fiscal year while expenditures and other uses increased by 4.3 percent. Consequently, the operating surplus declined to $179.4 million for fiscal 1994 from $686.3 million for fiscal 1993.

Budgetary Basis: Commonwealth revenues during the fiscal year totalled $15,210.7 million, $38.6 million above the fiscal year estimate, and 3.9 percent over Commonwealth revenues during the previous fiscal year. The sales tax was an important contributor to the higher than estimated revenues. Collections from the sales tax were $5.124 billion, a 6.1 percent increase from the prior fiscal year and $81.3 million above estimate. The strength of collections from the sales tax offset the lower than budgeted performance of the personal income tax which ended the fiscal year $74.4 million below estimate. The shortfall in the personal income tax was largely due to shortfalls in income not subject to withholding such as interest, dividends and other income. Tax refunds in fiscal 1994 were reduced substantially below the $530 million amount provided in fiscal 1993. The higher fiscal 1993 amount and the reduced fiscal 1994 amount occurred because reserves of approximately $160 million were added to fiscal 1993 tax refunds to cover potential payments if the Commonwealth lost litigation known as Philadelphia Suburban Corp v. Commonwealth. Those reserves were carried into fiscal 1994 until the litigation was decided in the Commonwealth's favor in December 1993 and $147.3 million of reserves for tax refunds were released.

Expenditures, excluding pooled financing expenditures and net of all fiscal 1994 appropriation lapses, totalled $14,934.4 million representing a 7.2 percent increase over fiscal 1993 expenditures. Medical assistance and corrections spending contributed to the rate of spending growth for the fiscal year.

The Commonwealth maintained an operating balance on a budgetary basis for fiscal 1994 producing a fiscal year ending unappropriated surplus of $335.8 million. By state statute, ten percent ($33.6 million) of that surplus transferred to the Tax Stabilization Reserve Fund and the remaining balance was carried over into the fiscal 1995 fiscal year. The balance in the Tax Stabilization Reserve Fund as of March 31, 1995 was $65.3 million.

Fiscal 1995 Budget. The approved fiscal 1995 budget provided for $15,665.7 million of appropriations from Commonwealth funds, an increase of 4.0 percent over appropriations, including supplemental appropriations, for fiscal 1994. Medical assistance expenditures represent the largest single increase in the budget ($221 million) representing a nine percent increase over the prior fiscal year. The budget includes a reform of the state-funded public assistance program that added certain categories of eligibility to the program but also limited the availability of such assistance to other eligible persons. Education subsidies to local school districts were increased by $132.2 million to continue the increased funding for the poorest school districts in the state.

Several tax reductions were enacted with the fiscal 1995 budget. Low income working families will benefit from an increase to the dependent exemption to $3,000 from $1,500 for the first dependent and from $1,000 for all additional dependents. A reduction to the corporate net income tax rate from 12.25 percent to 9.99 percent to be phased in over a period of four years was enacted. A net operating loss provision has been added to the corporate net income tax and will be phased in over three years with an annual $500,000 cap on losses used to offset profits. Several other tax changes to the sales tax, the inheritance tax and the capital stock and franchise tax also were enacted. Estimated commonwealth revenue reductions from these tax cuts have been raised from $166.4 million to $173.4 million based on upward revised estimates of commonwealth revenues for the fiscal 1995 to 6.3 percent, excluding the effect of the fiscal 1995 tax reductions, and is largely due to actual and anticipated higher collections of the corporate net income tax, the sales and use tax and miscellaneous collections.

After a review of the fiscal 1994 budget in January 1995, $64.9 million of additional appropriation needs were identified for the fiscal year. Of this amount, the largest are for medical assistance ($21.8 million) and general assistance cash grants ($10.3 million). The balance of the additional appropriation needs are for other public welfare programs, educational subsidies and office relocation costs due to a fire. The supplemental appropriations requested are proposed to be funded from appropriation lapses estimated to total $172 million for the fiscal year.

With the revised estimates for revenues, appropriations and lapses for the 1994 fiscal year, an unappropriated balance prior to transfers to the Tax Stabilization Reserve Fund of $395.5 million is projected, an increase from the $335.8 million fiscal year 1993 ending balance (prior to transfers).

Fiscal 1996 Budget. The fiscal 1996 budget was approved by the Governor on June 30, 1995. The budget includes spending growth of 2.7%. It includes a reduction of the Corporate Net Income Tax from 10.99% to 9.99% retroactive to January 1, 1995. The budget includes a proportionate increase in funds for public safety and education and a proportionate decrease in funds for welfare.

All outstanding general obligation bonds of the Commonwealth are rated AA- by S&P and A1 by Moody's.

Any explanation concerning the significance of such ratings must be obtained from the rating agencies. There is no assurance that any ratings will continue for any period of time or that they will not be revised or withdrawn.

The City of Philadelphia ("Philadelphia" ) is the largest city in the Commonwealth, with an estimated population of 1,585,577 according to the 1990 Census. Philadelphia functions both as a city of the first class and a county for the purpose of administering various governmental programs.

For the fiscal year ending June 30, 1991, Philadelphia experienced a cumulative General Fund balance deficit of $153.5 million. The audit findings for the fiscal year ending June 30, 1992, placed the Cumulative General Fund balance deficit at $224.9.

Legislation providing for the establishment of the Pennsylvania Intergovernmental Cooperation Authority ("PICA" ) to assist first class cities in remedying fiscal emergencies was enacted by the General Assembly and approved by the Governor in June, 1991. PICA is designed to provide assistance through the issuance of funding debt to liquidate budget deficits and to make factual findings and recommendations to the assisted city concerning its budgetary and fiscal affairs. An intergovernmental cooperation agreement between Philadelphia and PICA was approved by City Council on January 3, 1992, and approved by the PICA Board and signed by the Mayor on January 8, 1992. At this time, Philadelphia is operating under a five year fiscal plan approved by PICA on April 17, 1995 in which Philadelphia projects a balanced budget in each of the five years (fiscal years 1996 through 2000) covered by the plan.

In June 1992, PICA issued $474,555,000 of its Special Tax Revenue Bonds to provide financial assistance to Philadelphia and to liquidate the cumulative General Fund balance deficit. PICA issued $643,430,000 in July 1993 and $178,675,000 in August 1993 of Special Tax Revenue Bonds to refund certain general obligation bonds of the City and to fund additional capital projects. In December 1994, PICA issued $122,020,000 of Special Tax Revenue Bonds to fund additional capital projects.

As of the date hereof, the ratings on the City's long-term obligations supported by payments from the City's General Fund are rated Baa by Moody's and BBB- by S&P. Any explanation concerning the significance of such ratings must be obtained from the rating agencies. There is no assurance that any ratings will continue for any period of time or that they will not be revised or withdrawn.

The foregoing information constitutes only a brief summary of some of the financial difficulties which may impact certain issuers of bonds and does not purport to be a complete or exhaustive description of all adverse conditions to which the issuers of the Bonds in the Pennsylvania IM-IT Trust are subject. Additionally, many factors including national economic, social and environmental policies and conditions, which are not within the control of the issuers of Bonds, could have an adverse impact on the financial condition of the State and various agencies and political subdivisions located in the State. The Sponsor is unable to predict whether or to what extent such factors or other factors may affect the issuers of Bonds, the market value or marketability of the Bonds or the ability of the respective issuers of the Bonds acquired by the Pennsylvania IM-IT Trust to pay interest on or principal of the Bonds.

Tax Status. For a discussion of the Federal tax status of income earned on Pennsylvania IM-IT Trust Units, see "Other Matters--Federal Tax Status"
 .

In the opinion of Saul, Ewing, Remick & Saul, counsel to the Fund for Pennsylvania tax matters, under existing law:

(1)Units evidencing fractional undivided interest in the Pennsylvania IM-IT Trust, which are represented by obligations issued by the Commonwealth of Pennsylvania, any public authority, commission, board or other agency created by the Commonwealth of Pennsylvania, any political subdivision of the Commonwealth of Pennsylvania or any public authority created by any such political subdivision are not taxable under any of the personal property taxes presently in effect in Pennsylvania;

(2)distributions of interest income to Unitholders that would not be taxable it received directly by a Pennsylvania resident are not subject to personal income tax under the Pennsylvania Tax Reform Code of 1971; nor will such interest be taxable under the Philadelphia School District Investment Income Tax imposed on Philadelphia resident individuals;

(3)a Unitholder will have a taxable event under the Pennsylvania state and local income taxes referred to in the preceding paragraph upon the redemption or sale of his Units. Units will be taxable under the Pennsylvania inheritance and estate taxes;

(4)a Unitholder which is a corporation will have a taxable event under the Pennsylvania Corporate Net Income Tax when it redeems or sells its Units. Interest income distributed to Unitholders which are corporations is not subject to Pennsylvania Corporate Net Income Tax or Mutual Thrift Institutions Tax. However, banks, title insurance companies and trust companies may be required to take the value of the Units into account in determining the taxable value of their shares subject to the Shares Tax;

(5)under Act No. 68 of December 3, 1993, gains derived by the Fund from the sale, exchange or other disposition of Bonds may be subject to Pennsylvania personal or corporate income taxes. Those gains which are distributed by the Fund to Unitholders who are individuals may be subject to Pennsylvania Personal Income Tax. For Unitholders which are corporations, the distributed gains may be subject to Corporate Net Income Tax or Mutual Thrift Institutions Tax. Gains which are not distributed by the Fund may nevertheless be taxable to Unitholders if derived by the Fund from the sale, exchange or other disposition of Bonds issued on or after February 1, 1994. Gains which are not distributed by the Fund will remain nontaxable to Unitholders if derived by the Fund from the sale, exchange or other disposition of Bonds issued prior to February 1, 1994;

(6)any proceeds paid under insurance policies issued to the Trustee or obtained by the issuers of the Bonds with respect to the Bonds which represent maturing interest on defaulted obligations held by the Trustee will be excludable from Pennsylvania gross income if, and to the same extent as, such interest would have been so excludable if paid by the issuer of the defaulted obligations; and

(7)the Fund is not taxable as a corporation under Pennsylvania tax laws applicable to corporations.

On December 3, 1993, changes to Pennsylvania laws affecting taxation of income and gains from the sale of Commonwealth of Pennsylvania and local obligations were enacted. Among these changes was the repeal of the exemption from tax of gains realized upon the sale or other disposition of such obligations. The Pennsylvania Department of Revenue has issued proposed regulations concerning these changes. The opinions expressed above are based on our analysis of the law and proposed regulations but are subject to modification upon review of final regulations or other guidance that may be issued by the Department of Revenue or future court decisions.

In rendering its opinion, Saul, Ewing, Remick & Saul has not, for timing reasons, made an independent review of proceedings related to the issuance of the Bonds. It has relied on Van Kampen American Capital Distributors, Inc. for assurance that the Bonds have been issued by the Commonwealth of Pennsylvania or by or on behalf of municipalities or other governmental agencies within the Commonwealth.

                                                                                          Semi-
Per Unit Information:                                                        Monthly      Annual
Calculation of Estimated Net Annual Unit Income <F1>:
 Estimated Annual Interest Income per Unit................................. $     51.45  $    51.45
 Less: Estimated Annual Expense per Unit <F2>.............................. $      2.43  $     1.96
 Less: Annual Premium on Portfolio Insurance per Unit......................          --          --
 Estimated Net Annual Interest Income per Unit............................. $     49.02  $    49.49
Calculation of Estimated Interest Earnings per Unit:
 Estimated Net Annual Interest Income per Unit............................. $     49.02  $    49.49
 Divided by 12 and 2, respectively......................................... $      4.09  $    24.75
Estimated Daily Rate of Net Interest Accrual per Unit...................... $    .13616  $   .13746
Estimated Current Return Based on Public Offering Price <F1><F3><F4><F5>...        4.90%       4.95%
Estimated Long-Term Return <F3><F4><F5>....................................        4.87%       4.92%
Estimated Initial Monthly Distribution (February 1996)..................... $      4.36
Estimated Initial Semi-annual Distribution (July 1996).....................              $    25.02
Estimated Normal Distribution per Unit <F5>................................ $      4.09  $    24.75

Trustee's Annual Fee <F1>...... $.91 and $.51 per $1,000 principal amount of Bonds, respectively, for those portions of the
                                Pennsylvania IM-IT Trust under the monthly and semi-annual distribution plans
Record and Computation Dates... TENTH day of the month as follows: monthly--each month; semi-annual--January and July
Distribution Dates............. TWENTY-FIFTH day of the month as follows: monthly--each month; semi-annual--
                                January and July commencing February 25, 1996

<F1>During the first year the Trustee will reduce its fee by approximately $.05 per Unit (which amount is the estimated interest to be earned per Unit prior to the expected delivery dates for the "when, as and if issued" Bonds included in this Trust). Should such estimated interest exceed such amount, the Trustee will reduce its fee up to its annual fee. After the first year, the Trustee's fee will be that amount indicated above. Estimated Annual Interest Income per Unit will be increased to $51.50. Estimated Annual Expense per Unit (excluding insurance) will be increased to $2.48 and $2.01 under the monthly and semi-annual distribution plans, respectively; and Estimated Net Annual Interest Income per Unit will remain the same as shown. See "
Estimated Current Returns and Estimated Long-Term Returns."

<F2>Excluding insurance costs. The Estimated Annual Expenses are expected to fluctuate periodically (see "Trust Administration--Fund Administration and Expenses--Miscellaneous Expenses" ).

<F3>The Estimated Current Returns and Estimated Long-Term Returns are increased for transactions entitled to a reduced sales charge. See "Unitholder Explanations--Public Offering--General" .

<F4>The Estimated Current Returns are calculated by dividing the Estimated Net
Annual Interest Income per Unit by the Public Offering Price. The Estimated Net Annual Interest Income per Unit will vary with changes in fees and expenses of the Trustee and the Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of Securities while the Public Offering Price will vary with changes in the offering price of the underlying Securities; therefore, there is no assurance that the present Estimated Current Returns indicated above will be realized in the future. The Estimated Long-Term Returns are calculated using a formula which (1) takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of all of the Securities in the Trust and (2) takes into account the expenses and sales charge associated with each Trust Unit. Since the market values and estimated retirements of the Securities and the expenses of the Trust will change, there is no assurance that the present Estimated Long-Term Returns as indicated above will be realized in the future. The Estimated Current Returns and Estimated Long-Term Returns are expected to differ because the calculation of the Estimated Long-Term Return reflects the estimated date and amount of principal returned while the Estimated Current Return calculation includes only net annual interest income and Public Offering Price.

<F5>These figures are based on estimated per Unit cash flows. Estimated cash flows will vary with changes in fees and expenses, with changes in current interest rates and with the principal prepayment, redemption, maturity, call, exchange or sale of the underlying Securities. The estimated cash flows for this Series are set forth under "Estimated Cash Flows to Unitholders" .

PENNSYLVANIA INSURED MUNICIPALS INCOME TRUST
SERIES 212 (IM-IT AND QUALITY MULTI-SERIES 265)
PORTFOLIO As of January 3, 1996

                                                                                                               Offering
                                                                                                               Price To
                                                                                                               Pennsylvania
Aggregate      Name of Issuer, Title, Interest Rate and Maturity Date of                   Redemption           IM-IT
Principal<F1>  either Bonds Deposited or Bonds Contracted for<F1><F5>          Rating<F2>  Feature<F3>         Trust<F4>
$     200,000  Allegheny County Hospital Development Authority
               (Pennsylvania Health Center Revenue Bonds, Series 1995
               (University of Pittsburgh Medical Center System) MBIA                       2005 @ 102
               Insured   #5.350% Due 12/1/2015.............................           AAA  2013 @ 100 S.F.     $199,776
      150,000  Berks County, Pennsylvania, Unlimited Tax-General
               Obligation Capital Appreciation Bonds, Second Series of
               1993  (FGIC Insured)   #0.00% Due 5/15/2019.................           AAA                       41,450         <F6>
      500,000  Pennsylvania Intergovernmental Cooperation Authority,
               Special Tax Revenue Bonds (City of Philadelphia Funding                     2003 @ 100
               Program) Series 1993 (MBIA Insured)   #5.625% Due 6/15/2023.           AAA  2016 @ 100 S.F.      506,250
      500,000  Lehigh County, Pennsylvania, General Purpose Authority,
               Hospital Revenue Bonds (Lehigh Valley Hospital) Series                      2005 @ 102
               1995B  (MBIA Insured)   #5.625% Due 7/1/2025................           AAA  2017 @ 100 S.F.      507,760
      500,000  Pittsburgh Water and Sewer Authority (Allegheny County,
               Pennsylvania) Water and Sewer First Lien Revenue Bonds,                     2005 @ 100
               Series 1995A (FGIC Insured)   #5.65% Due 9/1/2025...........           AAA  2023 @ 100 S.F.      510,080
      500,000  School District of Philadelphia, Pennsylvania, Unlimited
               Tax-General Obligation Bonds, Series 1995B (AMBAC                           2005 @ 101
               Indemnity Insured)**   #5.50% Due 9/1/2025..................           AAA  2019 @ 100 S.F.      502,500
      500,000  Delaware River Port Authority, Pennsylvania and New Jersey,
               Revenue Bonds, Series 1995 (FGIC Insured)   #5.50% Due                      2006 @ 102
               1/1/2026....................................................           AAA  2017 @ 100 S.F.      504,670
      100,000  New Kensington-Arnold School District (Westmoreland County,
               Pennsylvania) Unlimited Tax-General Obligation Bonds,
               Series 1996 (AMBAC Indemnity Insured)   #5.375% Due                         2005 @ 100
               5/15/2026...................................................           AAA  2021 @ 100 S.F.      100,500
$2,950,000                                                                                                     $2,872,986

All of the Bonds in the portfolio are insured by one of the Preinsured Bond Insurers as indicated in the Bond name. See "Unitholder
Explanations--Insurance on the Bonds in the Insured Trusts" .

For an explanation of the footnotes used on this page, see "Notes to Portfolios" .

KENTUCKY QUALITY TRUST

General. The Kentucky Quality Trust consists of 10 issues of Securities. None of the Bonds in the Kentucky Quality Trust are general obligations of the governmental entities issuing them or are backed by the taxing power thereof. All of the issues are payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. These issues are divided by purpose of issues (and percentage of principal amount to total Kentucky Quality Trust) as follows: Water and Sewer, 2 (33%); Public Education, 4 (24%); Health Care, 2 (23%) and Retail Electric/Gas, 2 (20%). No Bond issue has received a provisional rating.

Risk Factors. The Commonwealth of Kentucky leads the nation in total tonnage of coal produced and ranks among the top 10 states in the value of all minerals produced. Tobacco is the dominant agricultural crop and Kentucky ranks second among the states in the total cash value of tobacco raised. The manufacturing mix in the state reflects a significant diversification. In addition to the traditional concentration of tobacco processing plants and bourbon distilleries, there is considerable durable goods production, such as automobiles, heavy machinery, consumer appliances, and office equipment. The State's parks system and the horse breeding and racing industry, symbolized by the Kentucky Derby, play an important role in an expanding tourist business in the state.

Current economic problems, including particularly the continuing high unemployment rate, have had varying effects on the differing geographic areas of the State and the political subdivisions located within such geographic areas. Although revenue obligations of the State or its political subdivisions may be payable from a specific source or project, there can be no assurance that further economic difficulties and the resulting impact on State and local governmental finances will not adversely affect the market value of the Bonds in the Kentucky Quality Trust or the ability of the respective obligors to pay debt service of such Bonds.

Prospective investors should study with care the portfolio of Bonds in the Kentucky Quality Trust and should consult with their investment advisors as to the merits of particular issues in the portfolio.

Tax Status. For a discussion of the Federal tax status of income earned on Kentucky Quality Trust Units, see "Other Matters--Federal Tax Status" .

In the opinion of Harper, Ferguson & Davis, special counsel to the Fund for Kentucky tax matters, under existing Kentucky law:

Because Kentucky income tax law is based upon the Federal law and in explicit reliance upon the opinion of Chapman and Cutler referred to above, and in further reliance on the determination letter to us of the Revenue Cabinet of Kentucky dated May 10, 1984, it is our opinion that the application of existing Kentucky income tax law would be as follows:

(1)Each Kentucky Unitholder will be treated as the owner of a pro rata portion of the Kentucky Quality Trust for Kentucky income tax purposes, and the income of the Kentucky Quality Trust will therefore be treated as the income of the Kentucky Unitholders under Kentucky law;

(2)Interest on Bonds that would be exempt from Federal income taxation when paid directly to a Kentucky Unitholder will be exempt from Kentucky income taxation when: (i) received by the Kentucky Quality Trust and attributed to such Kentucky Unitholder; and (ii) when distributed to such Kentucky Unitholder;

(3)Each Kentucky Unitholder will realize taxable gain or loss when the Kentucky Quality Trust disposes of a Bond (whether by sale, exchange, redemption or payment at maturity) or when the Kentucky Unitholder redeems or sells Units at a price that differs from original cost as adjusted for amortization or accrual, as appropriate, of bond discount or premium and other basis adjustments (including any basis reduction that may be required to reflect a Kentucky Unitholder's share of interest, if any, accruing on Bonds during the interval between the Kentucky Unitholder's settlement date and the date such Bonds are delivered to the Kentucky Quality Trust, if later);

(4)Tax cost reduction requirements relating to amortization of bond premium may, under some circumstances, result in Kentucky Unitholders realizing taxable gain when their Units are sold or redeemed for an amount equal to or less than their original cost;

(5)Units of the Kentucky Quality Trust, to the extent the same represent an ownership in obligations issued by or on behalf of the Commonwealth of Kentucky or governmental units of the Commonwealth of Kentucky, the interest on which is exempt from Federal and Kentucky income taxation will not be subject to ad valorem taxation by the Commonwealth of Kentucky or any political subdivision thereof; and

(6)If interest or indebtedness incurred or continued by a Kentucky Unitholder to purchase Units in the Kentucky Quality Trust is not deductible for Federal income tax purposes, it also will be nondeductible for Kentucky income tax purposes.

                                                                                          Semi-
Per Unit Information:                                                        Monthly      Annual
Calculation of Estimated Net Annual Unit Income <F1>:
 Estimated Annual Interest Income per Unit................................. $     50.48  $    50.48
 Less: Estimated Annual Expense per Unit <F2>.............................. $      2.42  $     1.97
 Estimated Net Annual Interest Income per Unit............................. $     48.06  $    48.51
Calculation of Estimated Interest Earnings per Unit:
 Estimated Net Annual Interest Income per Unit............................. $     48.06  $    48.51
 Divided by 12 and 2, respectively......................................... $      4.01  $    24.26
Estimated Daily Rate of Net Interest Accrual per Unit...................... $    .13348  $   .13473
Estimated Current Return Based on Public Offering Price <F1><F3><F4><F5>...        4.81%       4.85%
Estimated Long-Term Return <F3><F4><F5>....................................        4.81%       4.85%
Estimated Initial Monthly Distribution (February 1996)..................... $      4.27
Estimated Initial Semi-annual Distribution (May 1996)......................              $    16.44
Estimated Normal Distribution per Unit <F5>................................ $      4.01  $    24.26

Trustee's Annual Fee <F1>...... $.91 and $.51 per $1,000 principal amount of Bonds, respectively, for those portions of the
                                Kentucky Quality Trust under the monthly and semi-annual distribution plans
Record and Computation Dates... TENTH day of the month as follows: monthly--each month; semi-annual--May and November
                                TWENTY-FIFTH day of the month as follows: monthly--each month; semi-annual--May and November
Distribution Dates............. commencing February 25, 1996

<F1>During the first year the Trustee will reduce its fee by approximately $.01 per Unit (which amount is the estimated interest to be earned per Unit prior to the expected delivery dates for the "when, as and if issued" Bonds included in this Trust). Should such estimated interest exceed such amount, the Trustee will reduce its fee up to its annual fee. After the first year, the Trustee's fee will be that amount indicated above. Estimated Annual Interest Income per Unit will be increased to $50.49. Estimated Annual Expense per Unit (excluding insurance) will be increased to $2.43 and $1.98 under the monthly and semi-annual distribution plans, respectively; and Estimated Net Annual Interest Income per Unit will remain the same as shown. See "
Estimated Current Returns and Estimated Long-Term Returns."

<F2>The estimated annual expenses are expected to fluctuate periodically (see "
Trust Administration--Fund Administration and Expenses--Miscellaneous
Expenses" ).

<F3>The Estimated Current Returns and Estimated Long-Term Returns are increased for transactions entitled to a reduced sales charge. See "Unitholder Explanations--Public Offering--General" .

<F4>The Estimated Current Returns are calculated by dividing the Estimated Net
Annual Interest Income per Unit by the Public Offering Price. The Estimated Net Annual Interest Income per Unit will vary with changes in fees and expenses of the Trustee and the Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of Securities while the Public Offering Price will vary with changes in the offering price of the underlying Securities; therefore, there is no assurance that the present Estimated Current Returns indicated above will be realized in the future. The Estimated Long-Term Returns are calculated using a formula which (1) takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of all of the Securities in the Trust and (2) takes into account the expenses and sales charge associated with each Trust Unit. Since the market values and estimated retirements of the Securities and the expenses of the Trust will change, there is no assurance that the present Estimated Long-Term Returns as indicated above will be realized in the future. The Estimated Current Returns and Estimated Long-Term Returns are expected to differ because the calculation of the Estimated Long-Term Return reflects the estimated date and amount of principal returned while the Estimated Current Return calculation includes only net annual interest income and Public Offering Price.

<F5>These figures are based on estimated per Unit cash flows. Estimated cash flows will vary with changes in fees and expenses, with changes in current interest rates and with the principal prepayment, redemption, maturity, call, exchange or sale of the underlying Securities. The estimated cash flows for this Series are set forth under "Estimated Cash Flows to Unitholders" .

KENTUCKY INVESTORS' QUALITY TAX-EXEMPT TRUST
SERIES 57 (IM-IT AND QUALITY MULTI-SERIES 265)
PORTFOLIO As of January 3, 1996

                                                                                                               Offering
                                                                                                               Price To
               Name of Issuer, Title, Interest Rate and Maturity                                               Kentucky
Aggregate      Date of either Bonds Deposited or Bonds Contracted                          Redemption          Quality
Principal<F1>  for<F1><F5>                                                      Rating<F2> Feature<F3>         Trust<F4>
                                                                   Standard
                                                                   & Poor's     Moody's
$     100,000  City of Owensboro, Kentucky, Electric Light and
               Power System Revenue Bonds, Series 1991B (AMBAC
               Indemnity Insured)   #0.00%  Due 1/1/2011..........         AAA        Aaa                      $      45,092<F6>
      500,000  Boone County, Kentucky, Public Properties
               Corporation Sewer System Lease, Revenue Bonds,
               Series 1995  #5.15%  Due 12/1/2013.................          A-          A  2005 @ 102                488,240
      235,000  Lewis County School District Finance Corporation,
               Kentucky, School Building Revenue Bonds,  Series
               1995**   #115M- 5.20%  Due 12/01/2014  #120M-               N/R          A  2005 @ 102                112,864
               5.20%  Due 12/01/2015..............................         N/R          A  2005 @ 102                117,688
      250,000  Lincoln County (Kentucky) School District Finance
               Corporation, School Building Revenue Bonds,
               Series 1995   #5.125%  Due 12/1/2015...............         N/R          A  2005 @ 102                242,913
      250,000  Taylor County, Kentucky, School District Finance
               Corporation, School Building Revenue Bonds,
               Series 1995   #5.20%  Due 12/1/2015................         N/R          A  2005 @ 102                245,182
      500,000  Louisville and Jefferson Counties, Kentucky,
               Metropolitan Sewer District Revenue Bonds, Series                           2003 @ 102
               A (MBIA Insured)   #5.50%  Due 5/15/2021 ..........         AAA        Aaa  2020 @ 100 S.F.           501,250
      500,000  Kentucky Economic Development Finance Authority,
               Hospital Facilities Revenue Refunding Bonds,
               Series 1994 (St. Claire Medical Center Project)                             2004 @ 102
               Connie  Lee Insured   #5.625%  Due 9/1/2021........         AAA        N/R  2014 @ 100 S.F.           508,970
      500,000  Boone County, Kentucky, Collateralized Pollution
               Control Revenue Refunding Bonds (The Cincinnati
               Gas & Electric Company) Series 1994A (MBIA
               Insured)   5.50%  Due 1/1/2024.....................         AAA        Aaa  2004 @ 102                504,400
      200,000  Kentucky Economic Development Finance Authority,
               Hospital Facilities Revenue Refunding Bonds,
               Series 1994 (Baptist Healthcare System Project)                             2004 @ 102
               MBIA Insured   #5.00%  Due 8/15/2024...............         AAA        Aaa  2016 @ 100 S.F.           189,122
$3,035,000                                                                                                     $   2,955,721

For an explanation of the footnotes used on this page, see "Notes to Portfolios" .

As of the Date of Deposit: January 3, 1996

(1)All Securities are represented by "regular way" or "when issued" contracts for the performance of which an irrevocable letter of credit, obtained from an affiliate of the Trustee, has been deposited with the Trustee. At the Date of Deposit, Securities may have been delivered to the Sponsor pursuant to certain of these contracts; the Sponsor has assigned to the Trustee all of its right, title and interest in and to such Securities. Contracts to acquire Securities were entered into during the period from November 29,1995 to January 2,1996. These Securities have expected settlement dates ranging from January 3,1996 to January 10,1996 (see "Unitholder Explanations" ).

(2)All ratings are by Standard & Poor's unless otherwise indicated. "*" indicates that the rating of the Bond is by Moody's Investors Service, Inc.
The ratings represent the latest published ratings by the respective ratings agency or, if not published, represent private letter ratings or those ratings expected to be published by the respective ratings agency. "Y" indicates that such rating is contingent upon physical receipt by the respective ratings agency of a policy of insurance obtained by the issuer of the bonds involved and issued by the Preinsured Bond Insurer named in the bond's title. A commitment for insurance in connection with these bonds has been issued by the Preinsured Bond Insurer named in the bond's title. "
N/R" indicates that the applicable rating service did not provide a rating for that particular Security. For a brief description of the rating symbols and their related meanings, see "Other Matters--Description of Securities Ratings" .

(3)There is shown under this heading the year in which each issue of Bonds is initially or currently callable and the call price for that year. Each issue of Bonds continues to be callable at declining prices thereafter (but not below par value) except for original issue discount bonds which are redeemable at prices based on the issue price plus the amount of original issue discount accreted to redemption date plus, if applicable, some premium, the amount of which will decline in subsequent years. "S.F." indicates a sinking fund is established with respect to an issue of Bonds. Redemption pursuant to call provisions generally will, and redemption pursuant to sinking fund provisions may, occur at times when the redeemed bonds have an offering side valuation which represents a premium over par. Certain Bonds may be subject to redemption without premium prior to the date shown pursuant to extraordinary optional or mandatory redemptions if certain events occur. Single family mortgage revenue bonds and housing authority bonds are most likely to be called subject to such provisions, but other bonds may have similar call features. Notwithstanding any provisions to the contrary, certain bond issuers have in the past and others may in the future attempt to redeem Bonds prior to their initially scheduled call dates and at prices which do not include any premiums. For a general discussion of certain of these events, see " Unitholder Explanations--Bond Redemptions" . To the extent that the
Securities were deposited in a Trust at a price higher than the price at which they are redeemed, this will represent a loss of capital when compared with the original Public Offering Price of the Units. Conversely, to the extent that the Bonds were acquired at a price lower than the redemption price, this will represent an increase in capital when compared with the original Public Offering Price of the Units. Distributions will generally be reduced by the amount of the income which would otherwise have been paid with respect to redeemed Securities and there will be distributed to Unitholders the principal amount and any premium received on such redemption. The Estimated Current Return and Estimated Long-Term Return in this event may be affected by such redemptions. For the Federal tax effect on Unitholders of such redemptions and resultant distributions, see paragraph (2) under "Other Matters--Federal
Tax Status" .

(4)Evaluation of Securities is made on the basis of current offering prices for the Securities. The offering prices are greater than the current bid prices of the Securities which is the basis on which Unit value is determined for purposes of redemption of Units (see "Unitholder Explanations--Public Offering--Offering Price" ).

(5)Other information regarding the Bonds in each Trust, as of the Date of Deposit, is as follows:

                                                               Annual
                          Annual                    Profit     Interest    Bid Side
Trust                     Insurance   Cost to       (Loss) to  Income to   Evaluation
                          Cost        Sponsor       Sponsor    Trust       of  Bonds
IM-IT.................... $        -- $   8,505,181 $   89,044 $   470,600 $   8,532,668
IM-IT Limited Maturity... $        -- $   4,868,191 $   32,772 $   254,125 $   4,864,401
Colorado IM-IT........... $       775 $   2,915,594 $   23,011 $   155,294 $   2,916,068
Florida IM-IT............ $       350 $   2,928,656 $   28,968 $   159,119 $   2,935,330
New Jersey IM-IT......... $        -- $   2,898,171 $   35,677 $   157,813 $   2,911,785
Pennsylvania IM-IT....... $        -- $   2,835,226 $   37,760 $   155,575 $   2,851,423
Kentucky Quality......... $        -- $   2,925,415 $   30,306 $   156,908 $   2,933,294

The Sponsor may have entered into contracts which hedge interest rate fluctuations on certain Bonds in certain Portfolios. The cost of any such contracts and the corresponding gain or loss is included in the Cost to Sponsor. Certain Securities in the Fund, if any, marked by a double asterisk (**), have been purchased on a "when, as and if issued" or " delayed delivery" basis. Interest on these Securities begins accruing to the benefit of Unitholders on their respective dates of delivery. Delivery is expected to take place at various dates after the First Settlement Date as follows:

                          Percent of
Trust                     Aggregate Principal    Range of Days Subsequent
                          Amount                 to First Settlement Date
IM-IT....................           11%                 1 day
IM-IT Limited Maturity...            3%                 1 day
Colorado IM-IT...........           --                    --
Florida IM-IT............           --                    --
New Jersey IM-IT.........           --                    --
Pennsylvania IM-IT.......           17%                 2 days
Kentucky Quality.........            8%                 1 day

On the Date of Deposit, the offering side evaluations of the Securities in the IM-IT, IM-IT Limited Maturity, Colorado IM-IT, Florida IM-IT, New Jersey IM-IT, Pennsylvania IM-IT and Kentucky Quality Trusts were higher than the bid side evaluations of such Securities by 0.70%, 0.73%, 0.75%, 0.73%, 0.73%, 0.73% and 0.74%, respectively, of the aggregate principal amounts of such Securities.

"#" indicates that such Bond was issued at an original issue discount.
The tax effect of Bonds issued at an original issue discount is described in "Other Matters--Federal Tax Status" .

(6)This Bond has been purchased at a deep discount from the par value because there is little or no stated interest income thereon. Bonds which pay no interest are normally described as "zero coupon" bonds. Over the life of bonds purchased at a deep discount the value of such bonds will increase such that upon maturity the holders of such bonds will receive 100% of the principal amount thereof. To the extent that zero coupon bonds are sold or called prior to maturity, there is no guarantee that the value of the proceeds received therefrom by the Trust will equal or exceed the par value that would have been obtained at maturity of such zero coupon bonds. Approximately 4%, 5%, 1%, 4%, 5%, 5% and 3%, of the aggregate principal amount of the Securities in the IM-IT, IM-IT Limited Maturity Trust, Colorado IM-IT Trust, Florida IM-IT Trust, New Jersey IM-IT Trust, Pennsylvania IM-IT Trust and Kentucky Quality Trust, respectively, are "zero coupon" bonds.

Underwriting. The Underwriters named below have severally purchased Units in the following respective amounts from the Sponsor.

Name                                                                                                                          IM-IT
                                            Address                                                                           Units
Van Kampen American Capital Dist., Inc.     One Parkview Plaza, Oakbrook Terrace, Illinois 60181                          4,737
A.G. Edwards & Sons, Inc.                   One North Jefferson Avenue, St. Louis, Missouri 63103                            1,000
Fidelity Capital Markets                    164 Northern Avenue, Boston, Massachusetts 02210                                   250
J.J.B. Hilliard, W.L. Lyons, Inc.           501 South Fourth Street, Louisville, Kentucky 40202                                250
Edward D. Jones & Co.                       201 Progress Parkway, Maryland Heights, Missouri  63043                            250
Oppenheimer & Co., Inc.                     World Financial Center, 8th Floor, New York, New York 10281                        250
Pershing DIV of DLJ Secs Corp.              One Pershing Plaza, 7th Floor, Jersey City, New Jersey 07399                       250
Principal Financial Securities, Inc.        Fountain Place, 1445 Ross Avenue, Suite 2300, Dallas, Texas 75201                  250
R. Seelaus & Co., Inc.                      The Atrium @ 47 Maple Street, Summit, New Jersey 07901                             250
Southwest Securities Inc.                   1201 Elm Street, Suite 4300, Dallas, Texas 75270                                   250
Advest, Inc.                                280 Trumbull Street, Hartford, Connecticut 06103                                   100
Robert W. Baird & Co. Inc.                  777 East Wisconsin Avenue, Milwaukee, Wisconsin 53202                              100
Dean Witter Reynolds, Incorporated          2 World Trade Center, 59th Floor, New York, New York 10048                         100
Gruntal & Co., Incorporated                 14 Wall Street, New York, New York 10005                                           100
William R. Hough & Company                  100 Second Avenue South, 8th Floor, St. Petersburg, Florida 33701                  100
                                            McDonald Investment Center, 800 Superior Avenue, Suite 2100, Cleveland, Ohio
McDonald & Company Securities, Inc.         44114                                                                              100
Prudential Securities Inc.                  1 New York Plaza, 14th Floor, New York, New York 10292-2014                        100
Raymond James & Associates, Inc.            880 Carillon Parkway, St. Petersburg, Florida 33733                                100
Roosevelt & Cross Inc.                      20 Exchange Place, New York, New York 10005                                        100
Smith Barney Inc.                           388 Greenwich Street, 23rd Floor, New York, New York 10013                         100
Stifel, Nicolaus & Company, Incorporated    500 North Broadway, St. Louis, Missouri 63102                                      100
US Clearing Corp.                           26 Broadway, New York, New York 10004                                              100
B.C. Ziegler and Company                    215 North Main Street, West Bend, Wisconsin 53095                                  100
                                                                                                                             9,037

                                                                                                               IM-IT Limited
Name                                                                                                          Maturity Trust
                                           Address                                                                     Units
Van Kampen American Capital Dist., Inc.    One Parkview Plaza, Oakbrook Terrace, Illinois 60181            4,200
Dean Witter Reynolds, Incorporated         2 World Trade Center, 59th Floor, New York, New York 10048                   100
A.G. Edwards & Sons, Inc.                  One North Jefferson Avenue, St. Louis, Missouri 63103                        100
Gruntal & Co., Incorporated                14 Wall Street, New York, New York 10005                                     100
Edward D. Jones & Co.                      201 Progress Parkway, Maryland Heights, Missouri  63043                      100
Pershing DIV of DLJ Secs Corp.             One Pershing Plaza, 7th Floor, Jersey City, New Jersey 07399                 100
Prudential Securities Inc.                 1 New York Plaza, 14th Floor, New York, New York 10292-2014                  100
Roney & Co.                                One Griswold, Detroit, Michigan 48226                                        100
Southwest Securities Inc.                  1201 Elm Street, Suite 4300, Dallas, Texas 75270                             100
                                                                                                                      5,000

Name                                                                                                           Colorado IM-IT
                                           Address                                                                Trust Units
Van Kampen American Capital Dist., Inc.    One Parkview Plaza, Oakbrook Terrace, Illinois 60181               2,315
Smith Barney Inc.                          388 Greenwich Street, 23rd Floor, New York, New York 10013                    250
A.G. Edwards & Sons, Inc.                  One North Jefferson Avenue, St. Louis, Missouri 63103                         125
                                           Dain Bosworth Plaza, 60 South Sixth Street, P15C, Minneapolis,
Dain Bosworth Incorporated                 Minnesota 55402                                                               100
Dean Witter Reynolds, Incorporated         2 World Trade Center, 59th Floor, New York, New York 10048                    100
Gruntal & Co., Incorporated                14 Wall Street, New York, New York 10005                                      100
Edward D. Jones & Co.                      201 Progress Parkway, Maryland Heights, Missouri  63043                       100
                                                                                                                       3,090

Name                                                                                                          Florida IM-IT
                                           Address                                                              Trust Units
Van Kampen American Capital Dist., Inc.    One Parkview Plaza, Oakbrook Terrace, Illinois 60181           2,460
A.G. Edwards & Sons, Inc.                  One North Jefferson Avenue, St. Louis, Missouri 63103                       250
Dean Witter Reynolds, Incorporated         2 World Trade Center, 59th Floor, New York, New York 10048                  100
First of Michigan Corporation              100 Renaissance Center, 26th Floor, Detroit, Michigan 48243                 100
Gruntal & Co., Incorporated                14 Wall Street, New York, New York 10005                                    100
Prudential Securities Inc.                 1 New York Plaza, 14th Floor, New York, New York 10292-2014                 100
                                                                                                                     3,110

Name                                                                                                       New Jersey IM-IT
                                           Address                                                              Trust Units
Van Kampen American Capital Dist., Inc.    One Parkview Plaza, Oakbrook Terrace, Illinois 60181           2,285
A.G. Edwards & Sons, Inc.                  One North Jefferson Avenue, St. Louis, Missouri 63103                       250
R. Seelaus & Co., Inc.                     The Atrium @ 47 Maple Street, Summit, New Jersey 07901                      250
Dean Witter Reynolds, Incorporated         2 World Trade Center, 59th Floor, New York, New York 10048                  100
Gruntal & Co., Incorporated                14 Wall Street, New York, New York 10005                                    100
Prudential Securities Inc.                 1 New York Plaza, 14th Floor, New York, New York 10292-2014                 100
                                                                                                                     3,085

                                                                                                                  Pennsylvania
Name                                                                                                               IM-IT Trust
                                           Address                                                                       Units
Van Kampen American Capital Dist., Inc.    One Parkview Plaza, Oakbrook Terrace, Illinois 60181                 1,321
Gruntal & Co., Incorporated                14 Wall Street, New York, New York 10005                                       250
Southwest Securities Inc.                  1201 Elm Street, Suite 4300, Dallas, Texas 75270                               250
Advest, Inc.                               280 Trumbull Street, Hartford, Connecticut 06103                               100
Dean Witter Reynolds, Incorporated         2 World Trade Center, 59th Floor, New York, New York 10048                     100
Janney Montgomery Scott Inc.               1801 Market Street, 11th Floor, Philadelphia, Pennsylvania 19103               100
Edward D. Jones & Co.                      201 Progress Parkway, Maryland Heights, Missouri  63043                        100
Legg Mason Wood Walker, Inc.               111 South Calvert Street, Baltimore, Maryland 21202                            100
W.H. Newbold's Son & Co.                  1500 Walnut Street, Philadelphia, Pennsylvania 19102                           100
Parker/Hunter, Incorporated                600 Grant Street, Pittsburgh, Pennsylvania 15219                               100
Pershing DIV of DLJ Secs Corp.             One Pershing Plaza, 7th Floor, Jersey City, New Jersey 07399                   100
Prudential Securities Inc.                 1 New York Plaza, 14th Floor, New York, New York 10292-2014                    100
Roosevelt & Cross Inc.                     20 Exchange Place, New York, New York 10005                                    100
Smith Barney Inc.                          388 Greenwich Street, 23rd Floor, New York, New York 10013                     100
Wheat First Butcher Singer                 River Front Plaza, 901 East Byrd Street, Richmond, Virginia 23219              100
                                                                                                                        3,021

Name                                                                                                       Kentucky Quality
                                           Address                                                              Trust Units
Van Kampen American Capital Dist., Inc.    One Parkview Plaza, Oakbrook Terrace, Illinois 60181           2,308
J.J.B. Hilliard, W.L. Lyons, Inc.          501 South Fourth Street, Louisville, Kentucky 40202                         500
Dean Witter Reynolds, Incorporated         2 World Trade Center, 59th Floor, New York, New York 10048                  100
Prudential Securities Inc.                 1 New York Plaza, 14th Floor, New York, New York 10292-2014                 100
Smith Barney Inc.                          388 Greenwich Street, 23rd Floor, New York, New York 10013                  100
                                                                                                                     3,108

Units may also be sold to broker-dealers and others at prices representing the per Unit concession or agency commission stated under "Trust Administration--General--Unit Distribution" . However, resales of Units by such broker-dealers and others to the public will be made at the Public Offering Price described in the Prospectus. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units and the right to change the amount of the concession or agency commission from time to time.

In addition to any other benefits the Underwriters may realize from the sale of the Units of the Fund, the Agreement Among Underwriters provides that the Sponsor will share on a pro rata basis among those Underwriters who underwrite at least 250 Units 50% of the aggregate gain, if any, represented by the difference between the Sponsor's cost of the Securities in connection with their acquisition and the evaluation thereof on the Date of Deposit less deductions for certain accrued interest and certain other costs. See "
Trust Administration--General--Sponsor and Underwriter Compensation" and "Portfolio" for the applicable Trust.

Underwriters and broker-dealers of the Trusts, banks and/or others are eligible to participate in a program in which such firms receive from the Sponsor a nominal award for each of their representatives who have sold a minimum number of units of unit investment trusts created by the Sponsor during a specified time period. In addition, at various times the Sponsor may implement other programs under which the sales forces of Underwriters, brokers, dealers, banks and/or others may be eligible to win other nominal awards for certain sales efforts, or under which the Sponsor will reallow to any such Underwriters, brokers, dealers, banks and/or others that sponsor sales contests or recognition programs conforming to criteria established by the Sponsor, or participate in sales programs sponsored by the Sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such persons at the public offering price during such programs. Also, the Sponsor in its discretion may from time to time pursuant to objective criteria established by the Sponsor pay fees to qualifying underwriters, brokers, dealers, banks or others for certain services or activities which are primarily intended to result in sales of Units of the Trusts. Such payments are made by the Sponsor out of its own assets, and not out of the assets of the Trusts. These programs will not change the price Unitholders pay for their Units or the amount that the Trusts will receive from the Units sold. Approximately every eighteen months the Sponsor holds a business seminar which is open to Underwriters that sell units of trusts it sponsors. The Sponsor pays substantially all costs associated with the seminar, excluding Underwriter travel costs. Each Underwriter is invited to send a certain number of representatives based on the gross number of units such firm underwrites during a designated time period.

FUND ADMINISTRATION AND EXPENSES

Sponsor. Van Kampen American Capital Distributors, Inc., a Delaware corporation, is the Sponsor of the Trust. Van Kampen American Capital Distributors, Inc. is primarily owned by Clayton, Dubilier & Rice, Inc., a New York-based private investment firm. Van Kampen American Capital Distributors, Inc. management owns a significant minority equity position. Effective December 20, 1994, the parent of Van Kampen Merritt Inc. acquired American Capital Management & Research, Inc. As a result, Van Kampen Merritt Inc., changed its name to Van Kampen American Capital Distributors, Inc. Van Kampen American Capital Distributors, Inc. specializes in the underwriting and distribution of unit investment trusts and mutual funds. The Sponsor is a member of the National Association of Securities Dealers, Inc. and has offices at One Parkview Plaza, Oakbrook Terrace, Illinois 60181, (708) 684-6000 and 2800 Post Oak Boulevard, Houston, Texas, 77056, (713) 993-0500. It maintains a branch office in Philadelphia and has regional representatives in Atlanta, Dallas, Los Angeles, New York, San Francisco, Seattle and Tampa. As of September 30, 1995 the total stockholders' equity of Van Kampen American Capital Distributors, Inc. was $123,413,000 (unaudited). (This paragraph relates only to the Sponsor and not to the Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust or to any Multi-Series thereof or to any other Underwriter. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request.)

As of September 30, 1995, the Sponsor and its affiliates managed or supervised approximately $55.1 billion of investment products, of which over $24.7 billion is invested in municipal securities. The Sponsor and its affiliates managed $42.4 billion of assets, consisting of $22.1 billion for 36 open end mutual funds, $10.5 billion for 38 closed-end funds and $5.7 billion for 87 institutional accounts. The Sponsor has also deposited approximately $26 billion of unit investment trusts. Based on cumulative assets deposited, the Sponsor believes that it is the largest sponsor of insured municipal unit investment trusts, primarily through the success of its Insured Municipals Income Trust(R)or the IM-IT(R)trust. The Sponsor also provides surveillance and evaluation services at cost for approximately $13 billion of unit investment trust assets outstanding. Since 1976, the Sponsor has serviced over two million investor accounts, opened through retail distribution firms.

If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission,
(ii) terminate the Trust Agreement and liquidate the Fund as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

All costs and expenses incurred in creating and establishing the Fund, including the cost of the initial preparation, printing and execution of the Trust Agreement and the certificates, legal and accounting expenses, advertising and selling expenses, expenses of the Trustee, initial evaluation fees and other out-of-pocket expenses have been borne by the Sponsor at no cost to the Fund.

Compensation of Sponsor and Evaluator. The Sponsor will not receive any fees in connection with its activities relating to the Fund. However, American Portfolio Evaluation Services, a division of Van Kampen American Capital Investment Advisory Corp., which is a wholly-owned subsidiary corporation of the Sponsor, will receive an annual supervisory fee as indicated under " Summary of Essential Financial Information" for providing portfolio supervisory services for the Fund. Such fee (which is based on the number of Units outstanding in each Trust on January 1 of each year) may exceed the actual costs of providing such supervisory services for this Fund, but at no time will the total amount received for portfolio supervisory services rendered to Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 1 and subsequent series and to any other unit investment trusts sponsored by the Sponsor for which the Evaluator provides portfolio supervisory services in any calendar year exceed the aggregate cost to the Evaluator of supplying such services in such year. In addition, the Evaluator shall receive an annual evaluation fee as indicated under "Summary of Essential Financial Information" for regularly evaluating each Trust's portfolio. Both of the foregoing fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price
Index published by the United States Department of Labor or, if such category is no longer published, in a comparable category. The Sponsor and the Underwriters will receive sales commissions and may realize other profits (or losses) in connection with the sale of Units and the deposit of the Securities as described under "General--Sponsor and Underwriter Compensation" below.

Trustee. The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its offices at 101 Barclay Street, New York, New York 10286 (800) 221-7668. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

The duties of the Trustee are primarily ministerial in nature. It did not participate in the selection of Bonds for the portfolios of any of the Trusts.

In accordance with the Trust Agreement, the Trustee shall keep proper books of record and account of all transactions at its office for the Fund. Such records shall include the name and address of, and the certificates issued by the Fund to, every Unitholder of the Fund. Such books and records shall be open to inspection by any Unitholder at all reasonable times during the usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or Federal statute, rule or regulation (see "Unitholder Explanations--Public Offering--Reports Provided" ). The Trustee is required to keep a certified copy or duplicate original of the Trust Agreement on file in its office available for inspection at all reasonable times during the usual business hours by any Unitholder, together with a current list of the Securities held in the Fund.

Under the Trust Agreement, the Trustee or any successor trustee may resign and be discharged of the trusts created by the Trust Agreement by executing an instrument in writing and filing the same with the Sponsor. The Trustee or successor trustee must mail a copy of the notice of resignation to all Fund Unitholders then of record, not less than 60 days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within 30 days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Sponsor may remove the Trustee and appoint a successor trustee as provided in the Trust Agreement at any time with or without cause. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The resignation or removal of a Trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.

Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor trustee. The Trustee must be a banking corporation organized under the laws of the United States or any state and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

Trustee's Fee. For its services the Trustee will receive a fee based on the aggregate outstanding principal amount of Securities in each Trust as of the opening of business on January 2 and July 2 of each year as set forth under "Per Unit Information" for the applicable Trust. During the first year the Trustee may agree to reduce its fee (and to the extent necessary pay miscellaneous expenses of a Trust) as stated under "Per Unit
Information" for the applicable Trust. After the first year such fee will be computed at $.51 per $1,000 principal amount of Securities for that portion of each Trust under the semi-annual distribution plan and $.91 per $1,000 principal amount of Securities for that portion of each Trust under the monthly distribution plan. Based on the size of the Trust on the Date of Deposit and assuming all Unitholders had chosen the semi-annual distribution plan, the Trustee's estimated annual fees for ordinary recurring services would initially amount to $4,585, $2,550, $1,538, $1,550, $1,540, $1,505 and
$1,548 for the IM-IT, IM-IT Limited Maturity, Colorado IM-IT, Florida IM-IT, New Jersey IM-IT, Pennsylvania IM-IT and Kentucky Quality Trusts, respectively. Assuming in the alternative that all Unitholders had elected the monthly distribution plan such fees would initially amount to $8,181, $4,550, $2,744, $2,766, $2,748, $2,685 and $2,762 for the above mentioned Trusts, respectively. The Trustee's fees are payable monthly on or before the twenty-fifth day of each month from the Interest Account of each Trust to the extent funds are available and then from the Principal Account of each Trust, with such payments being based on each Trust's portion of such expenses. Since the Trustee has the use of the funds being held in the Principal and Interest Accounts for future distributions, payment of expenses and redemptions and since such Accounts are non-interest bearing to Unitholders, the Trustee benefits thereby. Part of the Trustee's compensation for its services to each Trust is expected to result from the use of these funds. Such fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price Index published by the United States
Department of Labor or, if such category is no longer published, in a comparable category. The Trustee's fees will not be increased in future years in order to make up any reduction in the Trustee's fees described under "
Per Unit Information" for the applicable Trust. For a discussion of the services rendered by the Trustee pursuant to its obligations under the Trust Agreement, see "Unitholder Explanations--Public Offering--Reports
Provided" and "Trustee" above.

 Portfolio Administration. The Trustee is empowered to sell, for the purpose of redeeming Units tendered by any Unitholder, and for the payment of expenses for which funds may not be available, such of the Bonds designated by the Evaluator as the Trustee in its sole discretion may deem necessary. The Evaluator, in designating such Securities, will consider a variety of factors, including (a) interest rates, (b) market value and (c) marketability. The Sponsor, in connection with the Quality Trusts, may direct the Trustee to dispose of Securities upon default in payment of principal or interest, institution of certain legal proceedings, default under other documents adversely affecting debt service, default in payment of principal or interest on other obligations of the same issuer, decline in projected income pledged for debt service on revenue bonds or decline in price or the occurrence of other market or credit factors, including advance refunding (i.e., the issuance of refunding securities and the deposit of the proceeds thereof in trust or escrow to retire the refunded securities on their respective redemption dates), so that in the opinion of the Sponsor the retention of such Securities would be detrimental to the interest of the Unitholders. In connection with the Insured Trusts to the extent that Bonds are sold which are current in payment of principal and interest in order to meet redemption requests and defaulted Bonds are retained in the portfolio in order to preserve the related insurance protection applicable to said Bonds, the overall quality of the Bonds remaining in such Trust's portfolio will tend to diminish. Except as described in this section and in certain other unusual circumstances for which it is determined by the Trustee to be in the best interests of the Unitholders or if there is no alternative, the Trustee is not empowered to sell Bonds from an Insured Trust which are in default in payment of principal or interest or in significant risk of such default and for which value has been attributed for the insurance obtained by such Insured Trust. Because of such restrictions on the Trustee under certain circumstances, the Sponsor may seek a full or partial suspension of the right of Unitholders to redeem their Units in an Insured Trust. See "Unitholder Explanations--Public Offering-- Redemption of Units". The Sponsor is empowered, but not obligated, to direct the Trustee to dispose of Bonds in the event of an advanced refunding.

The Sponsor is required to instruct the Trustee to reject any offer made by an issuer of any of the Securities to issue new obligations in exchange or substitution for any Security pursuant to a refunding or refinancing plan, except that the Sponsor may instruct the Trustee to accept or reject such an offer or to take any other action with respect thereto as the Sponsor may deem proper if (1) the issuer is in default with respect to such Security or (2) in the written opinion of the Sponsor the issuer will probably default with respect to such Security in the reasonably foreseeable future. Any obligation so received in exchange or substitution will be held by the Trustee subject to the terms and conditions of the Trust Agreement to the same extent as Securities originally deposited thereunder. Within five days after the deposit of obligations in exchange or substitution for underlying Securities, the Trustee is required to give notice thereof to each Unitholder of the Trust thereby affected, identifying the Securities eliminated and the Securities substituted therefor. Except as stated herein and under "Unitholder Explanations--Settlement of Bonds in the Trusts" regarding the substitution of Replacement Bonds for Failed Bonds, the acquisition by the Fund of any securities other than the Securities initially deposited is not permitted.

If any default in the payment of principal or interest on any Security occurs and no provision for payment is made therefor within 30 days, the Trustee is required to notify the Sponsor thereof. If the Sponsor fails to instruct the Trustee to sell or to hold such Security within 30 days after notification by the Trustee to the Sponsor of such default, the Trustee may in its discretion sell the defaulted Security and not be liable for any depreciation or loss thereby incurred.

Sponsor Purchases of Units. The Trustee shall notify the Sponsor of any tender of Units for redemption. If the Sponsor's bid in the secondary market at that time equals or exceeds the Redemption Price per Unit, it may purchase such Units by notifying the Trustee before the close of business on the second succeeding business day and by making payment therefor to the Unitholder not later than the day on which the Units would otherwise have been redeemed by the Trustee. Units held by the Sponsor may be tendered to the Trustee for redemption as any other Units.

The offering price of any Units acquired by the Sponsor will be in accord with the Public Offering Price described in the then currently effective prospectus describing such Units. Any profit resulting from the resale of such Units will belong to the Sponsor which likewise will bear any loss resulting from a lower offering or Redemption Price subsequent to its acquisition of such Units.

Insurance Premiums. The cost of the portfolio insurance obtained by the respective Trusts, if any, is that amount shown in footnote (5) in "Notes to Portfolios" , so long as such Trust retains the Bonds. Premiums, which are obligations of each Insured Trust, are payable monthly by the Trustee on behalf of the respective Trust. As Bonds in the portfolio of an Insured Trust are redeemed by their respective issuers or are sold by the Trustee, the amount of the premium will be reduced in respect of those Bonds no longer owned by and held in such Trust. If the Trustee exercises the right to obtain permanent insurance, the premiums payable for such permanent insurance will be paid solely from the proceeds of the sale of the related Bonds. The premiums for such permanent insurance with respect to each Bond will decline over the life of the Bond. A Trust does not incur any expense for Preinsured Bond insurance, since the premium or premiums for such insurance have been paid by the issuer or the Sponsor prior to the deposit of such Preinsured Bonds in a Trust. Preinsured Bonds are not additionally insured by an Insured Trust.

Miscellaneous Expenses. The following additional charges are or may be incurred by the Trusts: (a) fees of the Trustee for extraordinary services,
(b) expenses of the Trustee (including legal and auditing expenses) and of counsel designated by the Sponsor, (c) various governmental charges, (d) expenses and costs of any action taken by the Trustee to protect the Trusts and the rights and interests of Unitholders, (e) indemnification of the Trustee for any loss, liability or expenses incurred by it in the administration of the Fund without negligence, bad faith or willful misconduct on its part, (f) any special custodial fees payable in connection with the sale of any of the Bonds in a Trust, (g) expenditures incurred in contacting Unitholders upon termination of the Trusts and (h) costs incurred to reimburse the Trustee for advancing funds to the Trusts to meet scheduled distributions (which costs may be adjusted periodically in response to fluctuations in short-term interest rates).

The fees and expenses set forth herein are payable out of the Trusts. When such fees and expenses are paid by or owing to the Trustee, they are secured by a lien on the portfolio or portfolios of the applicable Trust or Trusts. If the balances in the Interest and Principal Accounts are insufficient to provide for amounts payable by the Fund, the Trustee has the power to sell Securities to pay such amounts.

GENERAL

Amendment or Termination. The Sponsor and the Trustee have the power to amend the Trust Agreement without the consent of any of the Unitholders when such an amendment is (a) to cure an ambiguity or to correct or supplement any provision of the Trust Agreement which may be defective or inconsistent with any other provision contained therein or (b) to make such other provisions as shall not adversely affect the interest of the Unitholders (as determined in good faith by the Sponsor and the Trustee), provided that the Trust Agreement may not be amended to increase the number of Units issuable thereunder or to permit the deposit or acquisition of securities either in addition to or in substitution for any of the Securities initially deposited in the Fund, except for the substitution of certain refunding securities for such Securities. In the event of any amendment, the Trustee is obligated to notify promptly all Unitholders of the substance of such amendment.

A Trust may be terminated at any time by consent of Unitholders of 51% of the Units of such Trust then outstanding or by the Trustee when the value of such Trust, as shown by any semi-annual evaluation, is less than that indicated under "Summary of Essential Financial Information" . A Trust will be liquidated by the Trustee in the event that a sufficient number of Units not yet sold are tendered for redemption by the Underwriters, including the Sponsor, so that the net worth of such Trust would be reduced to less than 40% of the initial principal amount of such Trust. If a Trust is liquidated because of the redemption of unsold Units by the Underwriters, the Sponsor will refund to each purchaser of Units the entire sales charge paid by such purchaser. The Trust Agreement provides that each Trust shall terminate upon the redemption, sale or other disposition of the last Security held in such Trust, but in no event shall it continue beyond the end of the year preceding the fiftieth anniversary of the Trust Agreement in the case of an IM-IT or a State Trust, or beyond the end of the year preceding the twentieth anniversary of the Trust Agreement in the case of IM-IT Limited Maturity, IM-IT Intermediate and IM-IT Short Intermediate Trusts. In the event of termination of the Fund or any Trust, written notice thereof will be sent by the Trustee to each Unitholder of such Trust at his address appearing on the registration books of the Fund maintained by the Trustee. Within a reasonable time thereafter the Trustee shall liquidate any Securities then held in such Trust and shall deduct from the funds of such Trust any accrued costs, expenses or indemnities provided by the Trust Agreement, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. The sale of Securities in the Trust upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. For this reason, among others, the amount realized by a Unitholder upon termination may be less than the principal amount or par amount of Securities represented by the Units held by such Unitholder. The Trustee shall then distribute to each Unitholder his share of the balance of the Interest and Principal Accounts. With such distribution the Unitholder shall be furnished a final distribution statement of the amount distributable. At such time as the Trustee in its sole discretion shall determine that any amounts held in reserve are no longer necessary, it shall make distribution thereof to Unitholders in the same manner.

Notwithstanding the foregoing, in connection with final distributions to Unitholders of an Insured Trust, it should be noted that because the portfolio insurance obtained by an Insured Trust is applicable only while Bonds so insured are held by such Trust, the price to be received by such Trust upon the disposition of any such Bond which is in default, by reason of nonpayment of principal or interest, will not reflect any value based on such insurance. Therefore, in connection with any liquidation, it shall not be necessary for the Trustee to, and the Trustee does not currently intend to, dispose of any Bond or Bonds if retention of such Bond or Bonds, until due, shall be deemed to be in the best interest of Unitholders, including, but not limited to, situations in which a Bond or Bonds so insured are in default and situations in which a Bond or Bonds so insured have deteriorated market prices resulting from a significant risk of default. Since the Preinsured Bonds will reflect the value of the related insurance, it is the present intention of the Sponsor not to direct the Trustee to hold any of such Preinsured Bonds after the date of termination. All proceeds received, less applicable expenses, from insurance on defaulted Bonds not disposed of at the date of termination will ultimately be distributed to Unitholders of record as of such date of termination as soon as practicable after the date such defaulted Bond or Bonds become due and applicable insurance proceeds have been received by the Trustee.

Limitation on Liabilities. The Sponsor, the Evaluator and the Trustee shall be under no liability to Unitholders for taking any action or for refraining from taking any action in good faith pursuant to the Trust Agreement, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith or gross negligence in the performance of their duties or by reason of their reckless disregard of their obligations and duties hereunder. The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities. In the event of the failure of the Sponsor to act under the Trust Agreement, the Trustee may act thereunder and shall not be liable for any action taken by it in good faith under the Trust Agreement.

The Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Securities or upon the interest thereon or upon it as Trustee under the Trust Agreement or upon or in respect of the Fund which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee.

The Trustee, Sponsor and Unitholders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. Determinations by the Evaluator under the Trust Agreement shall be made in good faith upon the basis of the best information available to it; provided, however, that the Evaluator shall be under no liability to the Trustee, Sponsor or Unitholders for errors in judgment. This provision shall not protect the Evaluator in any case of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

Unit Distribution. During the initial offering period, Units will be distributed to the public by Underwriters, broker-dealers and others (see " Underwriting" ) at the Public Offering Price, plus interest accrued but unpaid from the First Settlement Date to the date of settlement as described above under "Unitholder Explanations--Accrued Interest--Accrued
Interest" . Upon the completion of the initial offering, Units repurchased in the secondary market, if any, may be offered by this Prospectus at the secondary Public Offering Price plus interest accrued to the date of settlement in the manner described.

The Sponsor intends to qualify the Units for sale in a number of states. Broker-dealers or others will be allowed a concession or agency commission in connection with the distribution of Units during the initial offering period of $27.00 per Unit for less than 100 Units, $31.00 per Unit for any single transaction of 100 to 249 Units, $30.50 per Unit for any single transaction of 250 to 499 Units, $33.50 per Unit for any single transaction of 500 to 999 Units and $31.00 per Unit for any single transaction of 1,000 or more Units of an IM-IT Limited Maturity Trust, and in the case of an IM-IT or a State Trust $30.00 per Unit for less than 100 Units, $36.00 per Unit for any single transaction of 100 to 249 Units, $38.00 per Unit for any single transaction of 250 to 499 Units, $39.00 per Unit for any single transaction of 500 to 999 Units and $39.00 per Unit for any single transaction of 1,000 or more Units, provided that such Units are acquired either from the Sponsor (in the case of dealer transactions) or through the Sponsor (in the case of transactions involving brokers or others). The increased concession or agency commission is a result of the discount given to purchasers for quantity purchases. See " Unitholder Explanations--Public Offering--General" . Certain commercial banks are making Units of the Fund available to their customers on an agency basis. A portion of the sales charge paid by these customers (equal to the agency commission referred to above) is retained by or remitted to the banks. Under the Glass-Steagall Act, banks are prohibited from underwriting Units of the Fund; however, the Glass-Steagall Act does permit certain agency transactions and the banking regulators have not indicated that these particular agency transactions are not permitted under such Act. In addition, state securities laws on this issue may differ from the interpretations of federal law expressed herein and banks and financial institutions may be required to register as dealers pursuant to state law. Any quantity discount (see "Unitholder Explanations--Public Offering--General" ) provided to investors will be borne by the selling dealer or agent. For secondary market transactions, such concession or agency commission will amount to 70% of the applicable sales charge as determined using the table found in "Unitholder Explanations--Public Offering" .

Except as stated hereinafter, the minimum purchase requirement in the initial offering period and in the secondary market is one Unit. In connection with fully disclosed transactions with the Sponsor, the minimum purchase requirement will be that number of Units set forth in the contract between the Sponsor and the related broker or agent.

The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units and to change the amount of the concession or agency commission to dealers and others from time to time. See "Underwriting" .

Sponsor and Underwriter Compensation. The Underwriters will receive a gross sales commission equal to that percentage of the Public Offering Price of the Units as indicated under "Unitholder Explanations--Public
Offering--Offering Price" less any reduced sales charges for quantity purchases as described under "Unitholder Explanations--Public
Offering--General" .

The Sponsor will receive from the Underwriters the excess of such gross sales commission over $35.00, $29.00, $27.00, $12.00 and $35.00 per Unit of any
Quality, IM-IT Limited Maturity, IM-IT Intermediate, IM-IT Short Intermediate and other Insured Trusts, respectively, as of the Date of Deposit. In connection with quantity sales to purchasers of any IM-IT or State Trust the Underwriters will receive from the Sponsor commissions totalling $37.00 per Unit for any single transaction of 100 to 249 Units, $39.00 per Unit for any single transaction of 250 to 499 Units, $40.00 per Unit for any single transaction of 500 to 999 Units and $39.00 per Unit for any single transaction of 1,000 or more Units. In connection with quantity sales to purchasers of any IM-IT Limited Maturity Trust the Underwriters will receive from the Sponsor commissions totalling $32.00 per Unit for any single transaction of 100 to 249 Units, $32.00 per Unit for any single transaction of 250 to 499 Units, $34.50 per Unit for any single transaction of 500 to 999 Units and $31.00 per Unit for any single transaction of 1,000 or more Units. A. G. Edwards & Sons, Inc. ("Edwards"), which acts as a Managing Underwriter of Units of the various series of the IM-IT, will receive from the Sponsor reimbursement for certain costs and further compensation in the amount of $5.00 for each Unit of the IM-IT it underwrites. Also, if The Principal Financial Securities, Inc. commits (on the Date of Deposit) to underwrite a total of 4,000 or more Units of this series of the IM-IT, any other series of the IM-IT and/or any series of Texas Insured Municipals Income Trust during any calendar month, then The Principal Financial Securities, Inc. will receive an additional $1.00 per Unit for each of the Units of such Trust it commits to underwrite in said month. In connection with quantity sales to purchasers of any Pennsylvania IM-IT Trust the Underwriters will receive from the Sponsor commissions totalling $35.00 per Unit for any single transaction of 100 to 249 Units, $36.00 per Unit for any single transaction of 250 to 499 units, $37.00 per Unit for any single transaction of 500 to 999 Units and $38.00 per Unit for any single transaction of 1,000 or more Units. In addition, any Underwriter that sells a total of 25% or 1,500 Units, whichever is greater, of any Pennsylvania IM-IT Trust will receive an additional $2.00 per each such Unit. In addition, the Sponsor and
J. J. B. Hilliard, W. L. Lyons, Inc. ("Hilliard, Lyons") have entered into an agreement under which Hilliard, Lyons may receive an additional $2.00 for each Unit of the Kentucky Quality Trust which it underwrites, provided it underwrites a minimum of 400 Units of such Trust. See "Unitholder Explanations--Public Offering--General." Further, each Underwriter who underwrites 1,000 or more Units in any Trust will receive additional compensation from the Sponsor of $1.00 for each Unit it underwrites. In addition, the Sponsor and certain of the Underwriters will realize a profit or the Sponsor will sustain a loss, as the case may be, as a result of the difference between the price paid for the Securities by the Sponsor and the cost of such Securities to a Trust (which is based on the determination by Interactive Data Corporation of the aggregate offering price of the underlying Securities in such Trust on the Date of Deposit). See "Underwriting" and "Portfolio" for the applicable Trust and "Notes to Portfolios" . The Sponsor and the Underwriters may also realize profits or sustain losses with respect to Securities deposited in each Trust which were acquired by the Sponsor from underwriting syndicates of which they were members. The Sponsor has participated as sole underwriter or as manager or as a member of the underwriting syndicates from which none of the aggregate principal amount of the Securities in the portfolios of the Fund were acquired. The Underwriters may further realize additional profit or loss during the initial offering period as a result of the possible fluctuations in the market value of the Securities in each Trust after the Date of Deposit, since all proceeds received from purchasers of Units (excluding dealer concessions or agency commissions allowed, if any) will be retained by the Underwriters. Affiliates of an Underwriter are entitled to the same dealer concessions or agency commissions that are available to the Underwriter.

As stated under "Unitholder Explanations--Public Offering--Market for
Units" , the Sponsor intends to, and certain of the other Underwriters may, maintain a secondary market for the Units of the Fund. In so maintaining a market, such person or persons will also realize profits or sustain losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold (which price is based on the bid prices of the Securities in such Trust and includes a sales charge). In addition, such person or persons will also realize profits or sustain losses resulting from a redemption of such repurchased Units at a price above or below the purchase price for such Units, respectively.

OTHER MATTERS

Legal Opinions. The legality of the Units offered hereby and certain matters relating to Federal, Colorado and Florida tax law have been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor. Harper, Ferguson & Davis has acted as special counsel to the Fund for Kentucky tax matters. Pitney, Hardin, Kipp & Szuch has acted as special counsel to the Fund for New Jersey tax matters. Saul, Ewing, Remick & Saul has acted as special counsel to the Fund for Pennsylvania tax matters. Tanner Propp LLP has acted as counsel for the Trustee and as special counsel to the Fund for New York tax matters. None of the special counsel for the Fund has expressed any opinion regarding the completeness or materiality of any matters contained in this Prospectus other than the tax opinion set forth under "Tax Status" relating to the Trust for which it has provided an opinion.

Independent Certified Public Accountants. The statements of condition and the related securities portfolios at the Date of Deposit included in this Prospectus have been audited by Grant Thornton LLP, independent certified public accountants, as set forth in their report in this prospectus, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

FEDERAL TAX STATUS

In the opinion of Chapman and Cutler, counsel for the Sponsor, under existing law:

(1)Each Trust is not an association taxable as a corporation for Federal income tax purposes and interest and accrued original issue discount on Bonds which is excludable from gross income under the Internal Revenue Code of 1986 (the "Code" ) will retain its status when distributed to Unitholders;
however such interest may be taken into account in computing the alternative minimum tax, an additional tax on branches of foreign corporations and the environmental tax (the "Superfund Tax" ), as noted below;

(2)Each Unitholder is considered to be the owner of a pro rata portion of the respective Trust under subpart E, subchapter J of chapter 1 of the Code and will have a taxable event when such Trust disposes of a Bond, or when the Unitholder redeems or sells his Units. Unitholders must reduce the tax basis of their Units for their share of accrued interest received by the respective Trust, if any, on Bonds delivered after the Unitholders pay for their Units to the extent that such interest accrued on such Bonds during the period from the Unitholder's settlement date to the date such Bonds are delivered to the respective Trust and, consequently, such Unitholders may have an increase in taxable gain or reduction in capital loss upon the disposition of such Units. Gain or loss upon the sale or redemption of Units is measured by comparing the proceeds of such sale or redemption with the adjusted basis of the Units. If the Trustee disposes of Bonds (whether by sale, payment on maturity, redemption or otherwise), gain or loss is recognized to the Unitholder. The amount of any such gain or loss is measured by comparing the Unitholder's pro rata share of the total proceeds from such disposition with the Unitholder's basis for his or her fractional interest in the asset disposed of. In the case of a Unitholder who purchases Units, such basis (before adjustment for earned original issue discount and amortized bond premium, if any) is determined by apportioning the cost of the Units among each of the Trust assets ratably according to value as of the valuation date nearest the date of acquisition of the Units. The tax basis reduction requirements of the Code relating to amortization of bond premium may, under some circumstances, result in the Unitholder realizing a taxable gain when his Units are sold or redeemed for an amount less than or equal to his original cost;

(3)Any proceeds paid under an insurance policy or policies dated the Date of Deposit, issued to an Insured Trust by AMBAC Indemnity, Financial Guaranty or a combination thereof with respect to the Bonds which represent maturing interest on defaulted obligations held by the Trustee will be excludable from Federal gross income if, and to the same extent as, such interest would have been so excludable if paid by the issuer of the defaulted obligations provided that, at the time such policies are purchased, the amounts paid for such policies are reasonable, customary and consistent with the reasonable expectation that the issuer of the obligations, rather than the insurer, will pay debt service on the obligations; and

(4)Any proceeds paid under individual policies obtained by issuers of Bonds which represent maturing interest on defaulted obligations held by the Trustee will be excludable from Federal gross income if, and to the same extent as, such interest would have been excludable if paid in the normal course by the issuer of the defaulted obligations provided that, at the time such policies are purchased, the amounts paid for such policies are reasonable, customary and consistent with the reasonable expectation that the issuer of the obligations, rather than the insurer, will pay debt service on the obligations.

Sections 1288 and 1272 of the Code provide a complex set of rules governing the accrual of original issue discount. These rules provide that original issue discount accrues either on the basis of a constant compound interest rate or ratably over the term of the Bond, depending on the date the Bond was issued. In addition, special rules apply if the purchase price of a Bond exceeds the original issue price plus the amount of original issue discount which would have previously accrued based upon its issue price (its " adjusted issue price" ) to prior owners. The application of these rules will also vary depending on the value of the Bond on the date a Unitholder acquires his Units and the price the Unitholder pays for his Units. Unitholders should consult with their tax advisers regarding these rules and their application.

"The Revenue Reconciliation Act of 1993" (the "Tax Act" ) subjects tax-exempt bonds to the market discount rules of the Code effective for bonds purchased after April 30, 1993. In general, market discount is the amount (if any) by which the stated redemption price at maturity exceeds an investor's purchase price (except to the extent that such difference, if any, is attributable to original issue discount not yet accrued), subject to a statutory de minimis rule. Market discount can arise based on the price a Trust pays for Bonds or the price a Unitholder pays for his or her Units. Under the Tax Act, accretion of market discount is taxable as ordinary income; under prior law the accretion had been treated as capital gain. Market discount that accretes while a Trust holds a Bond would be recognized as ordinary income by the Unitholders when principal payments are received on the Bond, upon sale or at redemption (including early redemption), or upon the sale or redemption of his or her Units, unless a Unitholder elects to include market discount in taxable income as it accrues. The market discount rules are complex and Unitholders should consult their tax advisers regarding these rules and their application.

In the case of certain corporations, the alternative minimum tax and the Superfund Tax for taxable years beginning after December 31, 1986 depends upon the corporation's alternative minimum taxable income, which is the corporation's taxable income with certain adjustments. One of the adjustment items used in computing the alternative minimum taxable income and the Superfund Tax of a corporation (other than an S Corporation, Regulated Investment Company, Real Estate Investment Trust, or REMIC) is an amount equal to 75% of the excess of such corporation's "adjusted current earnings" over an amount equal to its alternative minimum taxable income (before such adjustment item and the alternative tax net operating loss deduction). " Adjusted current earnings" includes all tax exempt interest, including interest on all of the Bonds in the Fund. Under the provisions of Section 884 of the Code, a branch profits tax is levied on the "effectively connected earnings and profits" of certain foreign corporations which include tax-exempt interest such as interest on the Bonds in the Trust. Unitholders should consult their tax advisers with respect to the particular tax consequences to them including the corporate alternative minimum tax, the Superfund Tax and the branch profits tax imposed by Section 884 of the Code.

Counsel for the Sponsor has also advised that under Section 265 of the Code, interest on indebtedness incurred or continued to purchase or carry Units of a Trust is not deductible for Federal income tax purposes. The Internal Revenue Service has taken the position that such indebtedness need not be directly traceable to the purchase or carrying of Units (however, these rules generally do not apply to interest paid on indebtedness incurred to purchase or improve a personal residence). Also, under Section 265 of the Code, certain financial institutions that acquire Units would generally not be able to deduct any of the interest expense attributable to ownership of such Units. On December 7, 1995, the U.S. Treasury Department released proposed legislation that, if enacted, would generally extend the financial institution rules to all corporations, effective for obligations acquired after the date of announcement. Investors with questions regarding this issue should consult with their tax advisers.

In the case of certain of the Bonds in the Fund, the opinions of bond counsel indicate that interest on such Bonds received by a "substantial user" of the facilities being financed with the proceeds of these Bonds, or persons related thereto, for periods while such Bonds are held by such a user or related person, will not be excludible from Federal gross income, although interest on such Bonds received by others would be excludible from Federal gross income. "Substantial user" and "related person" are defined under the Code and U.S. Treasury Regulations. Any person who believes that he or she may be a "substantial user" or a "related person" as so defined should contact his or her tax adviser.

In the opinion of Tanner Propp LLP, special counsel to the Fund for New York tax matters, under existing law, the Fund and each Trust are not associations taxable as corporations and the income of each Trust will be treated as the income of the Unitholders under the income tax laws of the State and City of New York.

All statements of law in the Prospectus concerning exclusion from gross income for Federal, state or other tax purposes are the opinions of counsel and are to be so construed.

At the respective times of issuance of the Bonds, opinions relating to the validity thereof and to the exclusion of interest thereon from Federal gross income are rendered by bond counsel to the respective issuing authorities. Neither the Sponsor nor Chapman and Cutler has made any special review for the Fund of the proceedings relating to the issuance of the Bonds or of the basis for such opinions.

In the case of corporations, the alternative tax rate applicable to long-term capital gains is 35%, effective for long-term capital gains realized in taxable years beginning on or after January 1, 1993. For taxpayers other than corporations, net capital gains are subject to a maximum marginal stated tax rate of 28%. However, it should be noted that legislative proposals are introduced from time to time that affect tax rates and could affect relative differences at which ordinary income and capital gains are taxed. Under the Code, taxpayers must disclose to the Internal Revenue Service the amount of tax-exempt interest earned during the year.

Section 86 of the Code, in general, provides that 50% of Social Security benefits are includible in gross income to the extent that the sum of " modified adjusted gross income" plus 50% of the Social Security benefits received exceeds a "base amount" . The base amount is $25,000 for unmarried taxpayers, $32,000 for married taxpayers filing a joint return and zero for married taxpayers who do not live apart at all times during the taxable year and who file separate returns. Modified adjusted gross income is adjusted gross income determined without regard to certain otherwise allowable deductions and exclusions from gross income and by including tax-exempt interest. To the extent that Social Security benefits are includible in gross income, they will be treated as any other item of gross income.

In addition, under the Tax Act, for taxable years beginning after December 31, 1993, up to 85% of Social Security benefits are includible in gross income to the extent that the sum of "modified adjusted gross income" plus 50% of Social Security benefits received exceeds an "adjusted base amount."
 The adjusted base amount is $34,000 for unmarried taxpayers, $44,000 for married taxpayers filing a joint return, and zero for married taxpayers who do not live apart at all times during the taxable year and who file separate returns.

Although tax-exempt interest is included in modified adjusted gross income solely for the purpose of determining what portion, if any, of Social Security benefits will be included in gross income, no tax-exempt interest, including that received from a Trust, will be subject to tax. A taxpayer whose adjusted gross income already exceeds the base amount or the adjusted base amount must include 50% or 85%, respectively, of his Social Security benefits in gross income whether or not he receives any tax-exempt interest. A taxpayer whose modified adjusted gross income (after inclusion of tax-exempt interest) does not exceed the base amount need not include any Social Security benefits in gross income.

Ownership of the Units may result in collateral federal income tax consequences to certain taxpayers, including, without limitation, corporations subject to either the environmental tax or the branch profits tax, financial institutions, certain insurance companies, certain S corporations, individual recipients of Social Security or Railroad Retirement benefits and taxpayers who may be deemed to have incurred (or continued) indebtedness to purchase or carry tax-exempt obligations. Prospective investors should consult their tax advisors as to the applicability of any collateral consequences. On December 7, 1995, the U.S. Treasury Department released proposed legislation that, if adopted, could affect the United States federal income taxation of non-United States Unitholders and the portion of the Trusts' income allocable to non-United States Unitholders.

For a discussion of the state tax status of income earned on Units of a Trust, see "Tax Status" for the applicable Trust. Except as noted therein, the exemption of interest on state and local obligations for Federal income tax purposes discussed above does not necessarily result in exemption under the income or other tax laws of any State or City. The laws of the several States vary with respect to the taxation of such obligations.

DESCRIPTION OF SECURITIES RATINGS

Standard & Poor's, A Division of the McGraw-Hill Companies. A Standard & Poor's corporate or municipal bond rating is a current assessment of the creditworthiness of an obligor with respect to a specific debt obligation. This assessment of creditworthiness may take into consideration obligors such as guarantors, insurers or lessees.

The bond rating is not a recommendation to purchase or sell a security, inasmuch as it does not comment as to market price.

The ratings are based on current information furnished to Standard & Poor's by the issuer and obtained by Standard & Poor's from other sources it considers reliable. The ratings may be changed, suspended or withdrawn as a result of changes in, or unavailability of, such information.

The ratings are based, in varying degrees, on the following considerations:

I. Likelihood of default--capacity and willingness of the obligor as to the timely payment of interest and repayment of principal in accordance with the terms of the obligation.

II. Nature of and provisions of the obligation.

III. Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization or other arrangements under the laws of bankruptcy and other laws affecting creditors' rights.

AAA--This is the highest rating assigned by Standard & Poor's to a debt obligation and indicates an extremely strong capacity to pay principal and interest.

AA--Bonds rated AA also qualify as high-quality debt obligations. Capacity to pay principal and interest is very strong, and in the majority of instances they differ from AAA issues only in small degree.

A--Bonds rated A have a strong capacity to pay principal and interest, although they are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions.

BBB--Bonds rated BBB are regarded as having an adequate capacity to pay interest and repay principal. Whereas they normally exhibit adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for debt in this category than in higher rated categories.

Plus (+) or Minus (-): To provide more detailed indications of credit quality, the ratings from "AA" to "BBB" may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

Provisional Ratings: A provisional rating ("p" ) assumes the successful completion of the project being financed by the issuance of the bonds being rated and indicates that payment of debt service requirements is largely or entirely dependent upon the successful and timely completion of the project. This rating, however, while addressing credit quality subsequent to completion, makes no comment on the likelihood of, or the risk of default upon failure of, such completion. Accordingly, the investor should exercise his own judgment with respect to such likelihood and risk.

Moody's Investors Service, Inc. A brief description of the applicable Moody's Investors Service, Inc. ("Moody's" ) rating symbols and their meanings follows:

Aaa--Bonds which are rated Aaa are judged to be the best quality. They carry the smallest degree of investment risk and are generally referred to as " gilt edge" . Interest payments are protected by a large, or by an exceptionally stable, margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues. With the occasional exception of oversupply in a few specific instances, the safety of obligations of this class is so absolute that their market value is affected solely by money market fluctuations.

Aa--Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuations of protective elements may be of greater amplitude or there may be other elements present which make the long-term risks appear somewhat larger than in Aaa securities. These Aa bonds are high grade, their market value virtually immune to all but money market influences, with the occasional exception of oversupply in a few specific instances.

As published by the rating companies.

A--Bonds which are rated A possess many favorable investment attributes and are to be considered as higher medium grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future. The market value of A-rated bonds may be influenced to some degree by credit circumstances during a sustained period of depressed business conditions. During periods of normalcy, bonds of this quality frequently move in parallel with Aaa and Aa obligations, with the occasional exception of oversupply in a few specific instances.

Baa--Bonds which are rated Baa are considered as medium grade obligations; i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

Moody's bond rating symbols may contain numerical modifiers of a generic rating classification. The modifier 1 indicates that the bond ranks at the high end of its category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

Con--Bonds for which the security depends upon the completion of some act or the fulfillment of some condition are rated conditionally. These are bonds secured by (a) earnings of projects under construction, (b) earnings of projects unseasoned in operating experience, (c) rentals which begin when facilities are completed, or (d) payments to which some other limiting condition attaches. Parenthetical rating denotes probable credit stature upon completion of construction or elimination of basis of condition.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors of Van Kampen American Capital Distributors, Inc. and the Unitholders of Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 265 (IM-IT, IM-IT Limited Maturity, Colorado IM-IT, Florida IM-IT, New Jersey IM-IT, Pennsylvania IM-IT and Kentucky Quality Trusts):

We have audited the accompanying statements of condition and the related portfolios of Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 265 (IM-IT, IM-IT Limited Maturity, Colorado IM-IT, Florida IM-IT, New Jersey IM-IT, Pennsylvania IM-IT and Kentucky Quality Trusts) as of January 3, 1996. The statements of condition and portfolios are the responsibility of the Sponsor. Our responsibility is to express an opinion on such financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of irrevocable letters of credit deposited to purchase tax-exempt securities by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 265 (IM-IT, IM-IT Limited Maturity, Colorado IM-IT, Florida IM-IT, New Jersey IM-IT, Pennsylvania IM-IT and Kentucky Quality Trusts) as of January 3, 1996, in conformity with generally accepted accounting principles.


                                               GRANT THORNTON LLP

Chicago, Illinois
January 3, 1996

           INSURED MUNICIPALS INCOME TRUST
                        and
        INVESTORS' QUALITY TAX-EXEMPT TRUST
                 MULTI-SERIES 265
              Statements of Condition
               As of January 3, 1996

                                                                          IM-IT
                                                                          Limited
INVESTMENT IN SECURITIES                                                  Maturity      Colorado      Florida
                                                            IM-IT         Trust         IM-IT Trust   IM-IT Trust
Contracts to purchase tax-exempt securities <F1><F2><F4>... $   8,594,225 $   4,900,963 $   2,938,605 $   2,957,624
Accrued interest to the First Settlement Date <F1><F4>.....       119,418        48,117        22,055        26,217
Total...................................................... $   8,713,643 $   4,949,080 $   2,960,660 $   2,983,841
LIABILITY AND INTEREST OF UNITHOLDERS
Liability-- ...............................................
 Accrued interest payable to Sponsor <F1><F4>               $     119,418 $      48,117 $      22,055 $      26,217
Interest of Unitholders-- .................................
Cost to investors <F3>.....................................     9,037,000     5,121,150     3,090,000     3,110,000
Less: Gross underwriting commission <F3>...................       442,775       220,187       151,395       152,376
Net interest to Unitholders <F1><F3><F4>...................     8,594,225     4,900,963     2,938,605     2,957,624
Total...................................................... $   8,713,643 $   4,949,080 $   2,960,660 $   2,983,841

<F1>The aggregate value of the Securities listed under "Portfolio" for each Trust herein, and their cost to such Trust are the same. The value of the Securities is determined by Interactive Data Corporation on the bases set forth under "Unitholder Explanations--Public Offering--Offering Price"
 . The contracts to purchase tax-exempt Securities are collateralized by irrevocable letters of credit which have been deposited with the Trustee in and for the following amounts:

                                              Principal     Offering      Accrued
                                Amount of     Amount of     Price of      Interest to
                                Letter of     Bonds Under   Bonds Under   Expected
                                Credit        Contracts     Contracts     Delivery  Dates
IM-IT.......................... $8,708,217    $8,825,000    $8,594,225    $113,992
IM-IT Limited Maturity Trust... $4,945,687    $5,000,000    $4,900,963    $44,724
Colorado IM-IT Trust........... $2,958,641    $3,015,000    $2,938,605    $20,036
Florida IM-IT Trust............ $2,981,746    $3,040,000    $2,957,624    $24,122

<F2>Insurance coverage providing for timely payment, when due, of all principal and interest on the Bonds in the Insured Trusts has been obtained either by such Trusts, by a prior owner of the Bonds, by the Sponsor prior to the deposit of such Bonds or by the issuers of the Bonds involved. Such insurance does not guarantee the market value of the Bonds or the value of the Units.
The insurance obtained by the Insured Trusts is effective only while Bonds thus insured are held in such Trusts. Neither the bid nor offering prices of the underlying Bonds or of the Units, absent situations in which bonds are in default in payment of principal or interest or in significant risk of such default, include value, if any, attributable to the insurance obtained by such Trusts.

<F3>The aggregate public offering price (exclusive of interest) and the aggregate sales charge are computed on the bases set forth under "Unitholder
Explanations--Public Offering--Offering Price" and "Trust
Administration--General--Sponsor and Underwriter Profits" and assume all single transactions involve less than 100 Units. For single transactions involving 100 or more Units, the sales charge is reduced (see "Unitholder
Explanations--Public Offering--General" ) resulting in an equal reduction in both the Cost to investors and the Gross underwriting commission while the Net interest to Unitholders remains unchanged.

<F4>The Trustee will advance to the Trust the amount of net interest accrued to
January 8, 1996, the First Settlement Date, for distribution to the Sponsor as the Unitholder of record as of the First Settlement Date.

           INSURED MUNICIPALS INCOME TRUST
                        and
        INVESTORS' QUALITY TAX-EXEMPT TRUST
                 MULTI-SERIES 265
        Statements of Condition (Continued)
               As of January 3, 1996

INVESTMENT IN SECURITIES                                    New Jersey    Pennsylvania  Kentucky
                                                            IM-IT Trust   IM-IT Trust   Quality Trust
Contracts to purchase tax-exempt securities <F1><F2><F4>... $   2,933,848 $   2,872,986 $   2,955,721
Accrued interest to the First Settlement Date <F1><F4>.....        23,528        33,956        25,033
Total...................................................... $   2,957,376 $   2,906,942 $   2,980,754
LIABILITY AND INTEREST OF UNITHOLDERS
Liability-- ...............................................
 Accrued interest payable to Sponsor <F1><F4>               $      23,528 $      33,956 $      25,033
Interest of Unitholders-- .................................
Cost to investors <F3>.....................................     3,085,000     3,021,000     3,108,000
Less: Gross underwriting commission <F3>...................       151,152       148,014       152,279
Net interest to Unitholders <F1><F3><F4>...................     2,933,848     2,872,986     2,955,721
Total...................................................... $   2,957,376 $   2,906,942 $   2,980,754

<F1>The aggregate value of the Securities listed under "Portfolio" for each Trust herein, and their cost to such Trust are the same. The value of the Securities is determined by Interactive Data Corporation on the bases set forth under "Unitholder Explanations--Public Offering--Offering Price"
 . The contracts to purchase tax-exempt Securities are collateralized by irrevocable letters of credit which have been deposited with the Trustee in and for the following amounts:

                                          Principal     Offering      Accrued
                            Amount of     Amount of     Price of      Interest to
                            Letter of     Bonds Under   Bonds Under   Expected
                            Credit        Contracts     Contracts     Delivery  Dates
New Jersey IM-IT Trust..... $   2,955,337 $   3,020,000 $   2,933,848 $         21,489
Pennsylvania IM-IT Trust... $   2,905,454 $   2,950,000 $   2,872,986 $         32,468
Kentucky Quality Trust..... $   2,978,882 $   3,035,000 $   2,955,721 $         23,161

<F2>Insurance coverage providing for timely payment, when due, of all principal and interest on the Bonds in the Insured Trusts has been obtained either by such Trusts, by a prior owner of the Bonds, by the Sponsor prior to the deposit of such Bonds or by the issuers of the Bonds involved. Such insurance does not guarantee the market value of the Bonds or the value of the Units.
The insurance obtained by the Insured Trusts is effective only while Bonds thus insured are held in such Trusts. Neither the bid nor offering prices of the underlying Bonds or of the Units, absent situations in which bonds are in default in payment of principal or interest or in significant risk of such default, include value, if any, attributable to the insurance obtained by such Trusts.

<F3>The aggregate public offering price (exclusive of interest) and the aggregate sales charge are computed on the bases set forth under "Unitholder
Explanations--Public Offering--Offering Price" and "Trust
Administration--General--Sponsor and Underwriter Profits" and assume all single transactions involve less than 100 Units. For single transactions involving 100 or more Units, the sales charge is reduced (see "Unitholder
Explanations--Public Offering--General" ) resulting in an equal reduction in both the Cost to investors and the Gross underwriting commission while the Net interest to Unitholders remains unchanged.

<F4>The Trustee will advance to the Trust the amount of net interest accrued to
January 8, 1996, the First Settlement Date, for distribution to the Sponsor as the Unitholder of record as of the First Settlement Date.

EQUIVALENT TAXABLE ESTIMATED CURRENT RETURN TABLES

As of the date of this prospectus, the following tables show the approximate taxable estimated current returns for individuals that are equivalent to tax-exempt estimated current returns under combined Federal and State taxes (where applicable) using the published Federal and State tax rates (where applicable) scheduled to be in effect in 1996. They incorporate increased tax rates for higher income taxpayers that were included in the Revenue Reconciliation Act of 1993. These tables illustrate approximately what you would have to earn on taxable investments to equal the tax-exempt estimated current return in your income tax bracket. The table assumes that Federal taxable income is equal to State income subject to tax, and for cases in which more than one State rate falls within a Federal bracket, the State rate corresponding to the highest income within that Federal bracket is used. The combined State and Federal tax rates shown reflect the fact that State tax payments are currently deductible for Federal tax purposes. The table does not reflect any local taxes or any taxes other than personal income taxes. The tables do not show the approximate taxable estimated current returns for individuals that are subject to the alternative minimum tax. The taxable equivalent estimated current returns may be somewhat higher than the equivalent returns indicated in the following tables for those individuals who have adjusted gross incomes in excess of $117,950. The tables do not reflect the effect of Federal or State limitations (if any) on the amount of allowable itemized deductions and the deduction for personal or dependent exemptions or any other credits. These limitations were designed to phase out certain benefits of these deductions for higher income taxpayers. These limitations, in effect, raise the marginal maximum Federal tax rate to approximately 44 percent for taxpayers filing a joint return and entitled to four personal exemptions and to approximately 41 percent for taxpayers filing a single return entitled to only one personal exemption. These limitations are subject to certain maximums, which depend on the number of exemptions claimed and the total amount of the taxpayer's itemized deductions. For example, the limitation on itemized deductions will not cause a taxpayer to lose more than 80% of his allowable itemized deductions, with certain exceptions. See "
Other Matters--Federal Tax Status" for a more detailed discussion of recent Federal tax legislation, including a discussion of provisions affecting corporations.

IM-IT

Taxable Income ($1,000's)                                                                     Tax-Exempt Estimated Current Return
              Single                Joint      Tax
              Return               Return  Bracket    4 1/2%       5%      5 1/2%      6%           6 1/2%     7%          7 1/2%
                                                                                      Equivalent Taxable Estimated Current Return
$        0 -  24.00  $        0 -  40.10       15%         5.29%   5.88%        6.47%   7.06 %       7.65 %    8.24 %       8.82 %
     24.00 -  58.15       40.10 -  96.90       28          6.25    6.94         7.64    8.33         9.03      9.72        10.42
     58.15 - 121.30       96.90 - 147.70       31          6.52    7.25         7.97    8.70         9.42     10.14        10.87
    121.30 - 263.75      147.70 - 263.75       36          7.03    7.81         8.59    9.38        10.16     10.94        11.72
        Over 263.75          Over 263.75     39.6          7.45    8.28         9.11    9.93        10.76     11.59        12.42

LIMITED MATURITY

Taxable Income ($1,000's)                                                                     Tax-Exempt Estimated Current Return
              Single                Joint      Tax
              Return               Return  Bracket    4 1/2%       5%      5 1/2%      6%           6 1/2%     7%          7 1/2%
                                                                                      Equivalent Taxable Estimated Current Return
$        0 -  24.00  $        0 -  40.10       15%         5.29%   5.88%        6.47%   7.06 %       7.65 %    8.24 %       8.82 %
     24.00 -  58.15       40.10 -  96.90       28          6.25    6.94         7.64    8.33         9.03      9.72        10.42
     58.15 - 121.30       96.90 - 147.70       31          6.52    7.25         7.97    8.70         9.42     10.14        10.87
    121.30 - 263.75      147.70 - 263.75       36          7.03    7.81         8.59    9.38        10.16     10.94        11.72
        Over 263.75          Over 263.75     39.6          7.45    8.28         9.11    9.93        10.76     11.59        12.42

COLORADO

Taxable Income ($1,000's)                                                                    Tax-Exempt Estimated Current Return
              Single                Joint      Tax
              Return               Return  Bracket    4 1/2%       5%      5 1/2%      6%           6 1/2%     7%          7 1/2%
                                                                                     Equivalent Taxable Estimated Current Return
$        0 -  24.00  $        0 -  40.10     19.3%         5.58%   6.20%        6.82%    7.43%        8.05%    8.67%        9.29%
     24.00 -  58.15       40.10 -  96.90     31.6          6.58    7.31         8.04     8.77         9.50    10.23        10.96
     58.15 - 121.30       96.90 - 147.70     34.5          6.87    7.63         8.40     9.16         9.92    10.69        11.45
    121.30 - 263.75      147.70 - 263.75     39.2          7.40    8.22         9.05     9.87        10.69    11.51        12.34
        Over 263.75          Over 263.75     42.6          7.84    8.71         9.58    10.45        11.32    12.20        13.07

FLORIDA

Taxable Income ($1,000's)                                                                   Tax-Exempt Estimated Current Return
              Single                Joint      Tax
              Return               Return  Bracket    4 1/2%       5%      5 1/2%      6%           6 1/2%     7%          7 1/2%
                                                                                    Equivalent Taxable Estimated Current Return
$        0 -  24.00  $        0 -  40.10       15%         5.29%   5.88%        6.47%   7.06%        7.65%    8.24%        8.82%
     24.00 -  58.15       40.10 -  96.90       28          6.25    6.94         7.64    8.33         9.03     9.72        10.42
     58.15 - 121.30       96.90 - 147.70       31          6.52    7.25         7.97    8.70         9.42    10.14        10.87
    121.30 - 263.75      147.70 - 263.75       36          7.03    7.81         8.59    9.38        10.16    10.94        11.72
        Over 263.75          Over 263.75     39.6          7.45    8.28         9.11    9.93        10.76    11.59        12.42

* The State of Florida does not impose an income tax on individuals; accordingly, the table reflects only the exemption from Federal income taxes. However, Florida does impose an intangible personal property tax, which is not included in the table because it is generally based on property value rather than income. Accordingly, Florida residents subject to such tax would need a somewhat higher taxable estimated current return than those shown to equal the tax-exempt estimated current return of the Florida Trust.

NEW JERSEY

Taxable Income ($1,000's)                                                                    Tax-Exempt Estimated Current Return
              Single                Joint      Tax
              Return               Return  Bracket    4 1/2%       5%      5 1/2%      6%           6 1/2%   7%          7 1/2%
                                                                                     Equivalent Taxable Estimated Current Return
$0 -  24.00          $        0 -  40.10     16.5%     5.39%       5.99%    6.59%       7.19%        7.78%    8.38%        8.98%
 24.00 -  58.15           40.10 -  96.90       32      6.62        7.35     8.09        8.82         9.56    10.29        11.03
                          96.90 - 147.70     34.8      6.90        7.67     8.44        9.20         9.97    10.74        11.50
 58.15 - 121.30                              35.4      6.97        7.74     8.51        9.29        10.06    10.84        11.61
 121.30 - 263.75         147.70 - 263.75     40.1      7.51        8.35     9.18       10.02        10.85    11.69        12.52
 Over 263.75                 Over 263.75     43.5      7.95        8.83     9.72       10.60        11.48    12.37        13.25

PENNSYLVANIA

Taxable Income ($1,000's)                                                                      Tax-Exempt Estimated Current Return
              Single                Joint      Tax
              Return               Return  Bracket    4 1/2%       5%      5 1/2%      6%          6 1/2%     7%         7 1/2%
                                                                                       Equivalent Taxable Estimated Current Return
$       0 -  24.00  $        0 -  40.10     17.4%     5.45%        6.05%   6.66%        7.26%       7.87%      8.47%     9.08%
    24.00 -  58.15       40.10 -  96.90       30      6.43         7.14    7.86         8.57        9.29      10.00     10.71
    58.15 - 121.30       96.90 - 147.70     32.9      6.71         7.45    8.20         8.94        9.69      10.43     11.18
   121.30 - 263.75      147.70 - 263.75     37.8      7.23         8.04    8.84         9.65       10.45      11.25     12.06
       Over 263.75          Over 263.75     41.3      7.67         8.52    9.37         10.22      11.07      11.93     12.78

KENTUCKY

Taxable Income ($1,000's)                                                                    Tax-Exempt Estimated Current Return
              Single                Joint      Tax
              Return               Return  Bracket    4 1/2%       5%      5 1/2%     6%        6 1/2%     7%         7 1/2%
                                                                                     Equivalent Taxable Estimated Current Return
$        0 -  24.00  $        0 -  40.10     20.1%    5.63%        6.26%   6.88%       7.51%    8.14%      8.76%      9.39%
     24.00 -  58.15       40.10 -  96.90     32.3     6.65         7.39    8.12        8.86     9.60      10.34      11.08
     58.15 - 121.30       96.90 - 147.70     35.1     6.93         7.70    8.47        9.24    10.02      10.79      11.56
    121.30 - 263.75      147.70 - 263.75     39.8     7.48         8.31    9.14        9.97    10.80      11.63      12.46
        Over 263.75          Over 263.75     43.2     7.92         8.80    9.68       10.56    11.44      12.32      13.20

A comparison of tax-free and equivalent taxable estimated current returns with the returns on various taxable investments is one element to consider in making an investment decision. The Sponsor may from time to time in its advertising and sales materials compare the then current estimated returns on the Trusts and returns over specified periods on other similar Van Kampen American Capital sponsored unit investment trusts with returns on taxable investments such as corporate or U.S. Government bonds, bank CDs and money market accounts or money market funds, each of which has investment characteristics that may differ from those of the Trusts. U.S. Government bonds, for example, are backed by the full faith and credit of the U.S. Government and bank CDs and money market accounts are insured by an agency of the federal government. Money market accounts and money market funds provide stability of principal, but pay interest at rates that vary with the condition of the short-term debt market. The investment characteristics of the Trusts are described more fully elsewhere in this Prospectus.

ESTIMATED CASH FLOWS TO UNITHOLDERS

The tables below set forth the per Unit estimated monthly and semi-annual distributions of interest and principal to Unitholders. The tables assume no changes in expenses, no changes in the current interest rates, no exchanges, redemptions, sales or prepayments of the underlying Securities prior to maturity or expected retirement date and the receipt of principal upon maturity or expected retirement date. To the extent the foregoing assumptions change actual distributions will vary.

IM-IT
Monthly

                                               Estimated     Estimated    Estimated
Distribution Dates                             Interest      Principal    Total
(Each Month)                                   Distribution  Distribution Distribution
February      1996                             $4.45                      $4.45
March         1996     - July         2006      4.17                       4.17
August        2006                              4.02         $110.65       114.67
September     2006     - February     2007      3.67                       3.67
March         2007                              3.45          55.33        58.78
April         2007                              3.41                       3.41
May           2007                              3.26          110.66       113.92
June          2007                              2.91                       2.91
July          2007                              2.84          49.79        52.63
August        2007     - November     2007      2.68                       2.68
December      2007                              2.60          22.13        24.73
January       2008     - June         2020      2.58                       2.58
July          2020                              2.50          110.66       113.16
August        2020     - November     2020      2.09                       2.09
December      2020                              1.55          221.31       222.86
January       2021     - July         2021      1.12                       1.12
August        2021                              .98           110.66       111.64
September     2021     - November     2021      .66                        .66
December      2021                              .66           26.00        26.66
January       2022     - October      2025      .66                        .66
November      2025                              .51           110.66       111.17
December      2025                              .18                        .18
January       2026                              .11           48.69        48.80

IM-IT (Continued)
Semi-annual

Distribution Dates                        Estimated      Estimated    Estimated
(Each June and December                   Interest       Principal    Total
Unless Otherwise Indicated)               Distribution   Distribution Distribution
June         1996                         $21.29                      $21.29
December     1996     - June     2006      25.21                       25.21
August       2006                                        $110.65       110.65
December     2006                          23.02                       23.02
March        2007                                         55.33        55.33
May          2007                                         110.66       110.66
June         2007                          20.51                       20.51
July         2007                                         49.79        49.79
December     2007                          16.27          22.13        38.40
June         2008     - June     2020      15.59                       15.59
July         2020                                         110.66       110.66
December     2020                          12.48          221.31       233.79
June         2021                          6.80                        6.80
August       2021                                         110.66       110.66
December     2021                          4.76           26.00        30.76
June         2022     - June     2025      3.97                        3.97
November     2025                                         110.66       110.66
December     2025                          3.34                        3.34
January      2026                          .11            48.69        48.80

IM-IT Limited Maturity Trust
Monthly

                                                Estimated     Estimated    Estimated
Distribution Dates                              Interest      Principal    Total
(Each Month)                                    Distribution  Distribution Distribution
February      1996                              $4.32                      $4.32
March         1996     - April         2006      4.05                       4.05
May           2006                               3.91         $107.00       110.91
June          2006     - May           2007      3.58                       3.58
June          2007                               3.31          76.00        79.31
July          2007                               3.14          113.00       116.14
August        2007                               2.37          107.00       109.37
September     2007                               2.16          100.00       102.16
October       2007     - November      2007      1.86                       1.86
December      2007                               1.66          150.00       151.66
January       2008     - December      2009      1.20                       1.20
January       2010                               1.06          111.00       112.06
February      2010     - May           2010      .73                        .73
June          2010                               .73           50.00        50.73
July          2010                               .67           50.00        50.67
August        2010     - September     2010      .53                        .53
October       2010                               .39           105.00       105.39
November      2010                               .04           31.00        31.04

Semi-annual


Distribution Dates                             Estimated      Estimated    Estimated
(Each June and December                        Interest       Principal    Total
Unless Otherwise Indicated)                    Distribution   Distribution Distribution
June          1996                             $20.71                      $20.71
December      1996     - December     2005      24.53                       24.53
May           2006                                            $107.00       107.00
June          2006                              23.91                       23.91
December      2006                              21.70                       21.70
June          2007                              21.42          76.00        97.42
July          2007                                             113.00       113.00
August        2007                                             107.00       107.00
September     2007                                             100.00       100.00
December      2007                              13.18          150.00       163.18
June          2008     - December     2009      7.32                        7.32
January       2010                                             111.00       111.00
June          2010                              4.81           50.00        54.81
July          2010                                             50.00        50.00
October       2010                                             105.00       105.00
November      2010                              2.20           31.00        33.20

Colorado IM-IT Trust
Monthly

                                              Estimated     Estimated    Estimated
Distribution Dates                            Interest      Principal    Total
(Each Month)                                  Distribution  Distribution Distribution
February     1996                             $4.24                      $4.24
March        1996     - November     2005      3.98                       3.98
December     2005                              3.87         $80.90        84.77
January      2006     - November     2007      3.63                       3.63
December     2007                              3.02          161.81       164.83
January      2008     - March        2012      2.89                       2.89
April        2012                              2.76          119.74       122.50
May          2012     - December     2014      2.44                       2.44
January      2015                              2.15          80.91        83.06
February     2015     - May          2015      2.10                       2.10
June         2015                              1.97          97.09        99.06
July         2015     - November     2015      1.68                       1.68
December     2015                              1.54          113.27       114.81
January      2016     - June         2016      1.21                       1.21
July         2016                              1.21          6.47         7.68
August       2016     - November     2019      1.21                       1.21
December     2019                              .69           153.72       154.41
January      2020     - November     2023      .59                        .59
December     2023                              .39           161.81       162.20

Semi-annual


Distribution Dates                           Estimated      Estimated    Estimated
(Each January and July                       Interest       Principal    Total
Unless Otherwise Indicated)                  Distribution   Distribution Distribution
July         1996                            $24.36                      $24.36
January      1997     - July        2005      24.10                       24.10
December     2005                                           $80.90        80.90
January      2006                             23.65                       23.65
July         2006     - July        2007      22.00                       22.00
December     2007                                            161.81       161.81
January      2008                             20.65                       20.65
July         2008     - January     2012      17.57                       17.57
April        2012                                            119.74       119.74
July         2012                             16.04                       16.04
January      2013     - July        2014      14.79                       14.79
January      2015                             14.51          80.91        95.42
June         2015                                            97.09        97.09
July         2015                             12.19                       12.19
December     2015                                            113.27       113.27
January      2016                             9.62                        9.62
July         2016                             7.39           6.47         13.86
January      2017     - July        2019      7.39                        7.39
December     2019                                            153.72       153.72
January      2020                             6.24                        6.24
July         2020     - July        2023      3.62                        3.62
December     2023                             2.82           161.81       164.63

Florida IM-IT Trust
Monthly

                                               Estimated     Estimated    Estimated
Distribution Dates                             Interest      Principal    Total
(Each Month)                                   Distribution  Distribution Distribution
February     1996                              $4.34                      $4.34
March        1996     - May           2004      4.07                       4.07
June         2004                               3.92         $112.54       116.46
July         2004     - September     2005      3.58                       3.58
October      2005                               3.26          234.72       237.98
November     2005     - June          2006      2.51                       2.51
July         2006                               2.29          160.77       163.06
August       2006     - September     2006      1.77                       1.77
October      2006                               1.71          43.41        45.12
November     2006     - September     2007      1.58                       1.58
October      2007                               1.38          141.48       142.86
November     2007     - September     2013      .94                        .94
October      2013                               .74           160.77       161.51
November     2013     - December      2014      .26                        .26
January      2015                               .26           4.83         5.09
February     2015     - July          2017      .26                        .26
August       2017                                             80.38        80.38
January      2019                                             6.43         6.43
October      2023                                             32.16        32.16

Semi-annual


Distribution Dates                          Estimated      Estimated    Estimated
(Each January and July                      Interest       Principal    Total
Unless Otherwise Indicated)                 Distribution   Distribution Distribution
July        1996                            $24.88                      $24.88
January     1997     - January     2004      24.61                       24.61
June        2004                                           $112.54       112.54
July        2004                             23.96                       23.96
January     2005     - July        2005      21.63                       21.63
October     2005                                            234.72       234.72
January     2006                             18.07                       18.07
July        2006                             14.93          160.77       175.70
October     2006                                            43.41        43.41
January     2007                             10.06                       10.06
July        2007                             9.53                        9.53
October     2007                                            141.48       141.48
January     2008                             7.41                        7.41
July        2008     - July        2013      5.67                        5.67
October     2013                                            160.77       160.77
January     2014                             3.43                        3.43
July        2014                             1.59                        1.59
January     2015                             1.59           4.83         6.42
July        2015     - July        2017      1.59                        1.59
August      2017                                            80.38        80.38
January     2019                                            6.43         6.43
October     2023                                            32.16        32.16

New Jersey IM-IT Trust
Monthly

                                               Estimated     Estimated    Estimated
Distribution Dates                             Interest      Principal    Total
(Each Month)                                   Distribution  Distribution Distribution
February      1996                             $4.33                      $4.33
March         1996     - October      2005      4.06                       4.06
November      2005                              3.84         $162.07       165.91
December      2005     - July         2006      3.33                       3.33
August        2006                              3.12          162.07       165.19
September     2006     - January      2007      2.62                       2.62
February      2007                              2.41          152.35       154.76
March         2007     - December     2007      1.93                       1.93
January       2008                              1.50          324.15       325.65
February      2008     - November     2018      .49                        .49
December      2018                              .45           32.42        32.87
January       2019     - December     2020      .35                        .35
January       2021                              .35           48.62        48.97
February      2021     - June         2025      .35                        .35
July          2025                              .23           97.25        97.48

Semi-annual


Distribution Dates                           Estimated      Estimated    Estimated
(Each January and July                       Interest       Principal    Total
Unless Otherwise Indicated)                  Distribution   Distribution Distribution
July         1996                            $24.85                      $24.85
January      1997     - July        2005      24.57                       24.57
November     2005                                           $162.07       162.07
January      2006                             22.89                       22.89
July         2006                             20.19                       20.19
August       2006                                            162.07       162.07
January      2007                             16.38                       16.38
February     2007                                            152.35       152.35
July         2007                             12.18                       12.18
January      2008                             11.26          324.15       335.41
July         2008     - July        2018      3.00                        3.00
December     2018                                            32.42        32.42
January      2019                             2.82                        2.82
July         2019     - July        2020      2.17                        2.17
January      2021                             2.17           48.62        50.79
July         2021     - January     2025      2.17                        2.17
July         2025                             2.06           97.25        99.31

Pennsylvania IM-IT Trust
Monthly

                                               Estimated     Estimated    Estimated
Distribution Dates                             Interest      Principal    Total
(Each Month)                                   Distribution  Distribution Distribution
February      1996                             $4.36                      $4.36
March         1996     - June         2003      4.09                       4.09
July          2003                              3.46         $165.50       168.96
August        2003     - May          2005      3.33                       3.33
June          2005                              3.21          33.10        36.31
July          2005     - August       2005      3.19                       3.19
September     2005                              2.96          165.51       168.47
October       2005     - June         2007      2.44                       2.44
July          2007                              2.21          165.51       167.72
August        2007                              1.68                       1.68
September     2007                              1.46          165.51       166.97
October       2007     - December     2007      .95                        .95
January       2008                              .73           165.51       166.24
February      2008     - November     2015      .22                        .22
December      2015                              .13           66.20        66.33
June          2019                                            49.65        49.65

Semi-annual


Distribution Dates                            Estimated      Estimated    Estimated
(Each January and July                        Interest       Principal    Total
Unless Otherwise Indicated)                   Distribution   Distribution Distribution
July          1996                            $25.02                      $25.02
January       1997     - January     2003      24.75                       24.75
July          2003                             24.11         $165.50       189.61
January       2004     - January     2005      20.20                       20.20
June          2005                                            33.10        33.10
July          2005                             19.94                       19.94
September     2005                                            165.51       165.51
January       2006                             16.07                       16.07
July          2006     - January     2007      14.77                       14.77
July          2007                             14.55          165.51       180.06
September     2007                                            165.51       165.51
January       2008                             6.83           165.51       172.34
July          2008     - July        2015      1.36                        1.36
December      2015                                            66.20        66.20
January       2016                             .98                         .98
June          2019                                            49.65        49.65

Kentucky Quality Trust
Monthly

                                               Estimated     Estimated    Estimated
Distribution Dates                             Interest      Principal    Total
(Each Month)                                   Distribution  Distribution Distribution
February      1996                             $4.27                      $4.27
March         1996     - May          2005      4.01                       4.01
June          2005                              3.41         $160.87       164.28
July          2005     - December     2005      3.29                       3.29
January       2006                              3.08          160.88       163.96
February      2006     - August       2006      2.58                       2.58
September     2006                              2.36          160.87       163.23
October       2006     - December     2010      1.85                       1.85
January       2011                              1.85          32.18        34.03
February      2011     - November     2013      1.85                       1.85
December      2013                              1.65          160.87       162.52
January       2014     - November     2014      1.18                       1.18
December      2014                              1.13          37.00        38.13
January       2015     - November     2015      1.03                       1.03
December      2015                              .78           199.49       200.27
January       2016     - August       2024      .19                        .19
September     2024                                            64.35        64.35

Semi-annual


Distribution Dates                             Estimated      Estimated    Estimated
(Each May and November                         Interest       Principal    Total
Unless Otherwise Indicated)                    Distribution   Distribution Distribution
May           1996                             $16.44                      $16.44
November      1996     - May          2005      24.26                       24.26
June          2005                                            $160.87       160.87
November      2005                              20.05                       20.05
January       2006                                             160.88       160.88
May           2006                              16.84                       16.84
September     2006                                             160.87       160.87
November      2006                              13.92                       13.92
May           2007     - November     2010      11.20                       11.20
January       2011                                             32.18        32.18
May           2011     - November     2013      11.20                       11.20
December      2013                                             160.87       160.87
May           2014                              7.64                        7.64
November      2014                              7.17                        7.17
December      2014                                             37.00        37.00
May           2015                              6.34                        6.34
November      2015                              6.24                        6.24
December      2015                                             199.49       199.49
May           2016                              1.79                        1.79
November      2016     - May          2024      1.21                        1.21
September     2024                              .59            64.35        64.94

[THIS PAGE INTENTIONALLY LEFT BLANK]

No person is authorized to give any information or to make any representations not contained in this Prospectus; and any information or representation not contained herein must not be relied upon as having been authorized by the Fund, the Sponsor or the Underwriters. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, securities in any state to any person to whom it is not lawful to make such offer in such state.

Title                                                       Page
INTRODUCTION                                                2
SUMMARY OF ESSENTIAL FINANCIAL INFORMATION                  3
UNITHOLDER EXPLANATIONS                                     7
Settlement of Bonds in the Trusts                           7
The Fund                                                    7
Objectives and Securities Selection                         8
Risk Factors                                                9
Replacement Bonds                                           10
Bond Redemptions                                            13
Distributions                                               14
Change of Distribution Option                               14
Certificates                                                14
Estimated Current Returns and Estimated Long-Term Returns   15
Interest Earning Schedule                                   15
Calculation of Estimated Net Annual Interest Income         15
Accrued Interest                                            16
Accrued Interest                                            16
Public Offering                                             16
General                                                     16
Offering Price                                              18
Market for Units                                            19
Distributions of Interest and Principal                     20
Reinvestment Option                                         21
Redemption of Units                                         21
Reports Provided                                            22
Insurance on the Bonds in the Insured Trusts                23

IM-IT TRUST                                                 30
IM-IT LIMITED MATURITY TRUST                                33
COLORADO IM-IT TRUST                                        35
FLORIDA IM-IT TRUST                                         41
NEW JERSEY IM-IT TRUST                                      48
PENNSYLVANIA IM-IT TRUST                                    54
KENTUCKY QUALITY TRUST                                      61

NOTES TO PORTFOLIOS                                         65
UNDERWRITING                                                67
TRUST ADMINISTRATION                                        71
Fund Administration and Expenses                            71
Sponsor                                                     71
Compensation of Sponsor and Evaluator                       71
Trustee                                                     72
Trustee's Fee                                               72
Portfolio Administration                                    73
Sponsor Purchases of Units                                  74
Insurance Premiums                                          74
Miscellaneous Expenses                                      74
General                                                     74
Amendment or Termination                                    74
Limitation on Liabilities                                   75
Unit Distribution                                           76
Sponsor and Underwriter Compensation                        76
OTHER MATTERS                                               78
Legal Opinions                                              78
Independent Certified Public Accountants                    78
FEDERAL TAX STATUS                                          78
DESCRIPTION OF SECURITIES RATINGS                           82
REPORT OF INDEPENDENT CERTIFIED PUBLIC
ACCOUNTANTS                                                 84
STATEMENTS OF CONDITION                                     85
EQUIVALENT TAXABLE ESTIMATED CURRENT RETURN
TABLES                                                      87
ESTIMATED CASH FLOWS TO UNITHOLDERS                         90

This Prospectus contains information concerning the Fund and the Sponsor, but does not contain all of the information set forth in the registration statements and exhibits relating thereto, which the Fund has filed with the Securities and Exchange Commission, Washington, D.C., under the Securities Act of 1933 and the Investment Company Act of 1940, and to which reference is hereby made.

PROSPECTUS

January 3, 1996

Insured Municipals
Income Trust
and
Investors' Quality Tax-Exempt

Trust,Multi-Series 265

IM-IT 363
IM-IT 83rd Limited Maturity
Colorado IM-IT 78
Florida IM-IT 100
New Jersey IM-IT 108
Pennsylvania IM-IT 212
Kentucky Quality 57

A Wealth of Knowledge A Knowledge of Wealth(sm)

VAN KAMPEN AMERICAN CAPITAL

One Parkview Plaza
Oakbrook Terrace, Illinois 60181

2800 Post Oak Boulevard
Houston, Texas 77056

Please retain this Prospectus for future reference.



                   Contents of Registration Statement

  This Amendment of Registration Statement comprises the following papers and documents:
      The facing sheet and the Cross-Reference sheet
      The Prospectus and the signatures
      The consents of independent public accountants, ratings services and legal counsel

  The following exhibits:

  1.1 Copy of Trust Agreement.

  1.4  Copy   of  Municipal  Bond   Investment   Trust   Insurance  Policy
       issued by AMBAC Indemnity Corporation Company and/or Financial Guaranty Insurance Company for each Insured Trust.

  1.5  Form of Master Agreement Among Underwriters.

  3.1 Opinion and consent of counsel as to legality of securities being registered.

  3.2 Opinion of counsel as to the Federal, Colorado and Florida income tax status of securities being registered.

  3.3 Opinion and consent of counsel as to New York income tax status of the Fund under New York law.

  3.4 Opinion and consent of counsel as to income tax status to New Jersey residents of Units of the New Jersey IM-IT Trust.

  3.5 Opinion and consent of counsel as to income tax status to Pennsylvania residents of Units of the Pennsylvania IM-IT Trust.

  3.6 Opinion and consent of counsel as to income tax status to Kentucky residents of Units of the Kentucky Quality Trust.

  4.1  Consent of Interactive Data Corporation.

  4.2  Consent of Standard & Poor's with respect to the Insured Trusts.

  4.3  Consent of Grant Thornton LLP.

  4.4  Financial Data Schedule.

                               Signatures

     The Registrant, Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 265, hereby identifies Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 189 and Multi-Series 213 for purposes of the representations required by Rule 487 and represents the following: (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series; (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and (3) that it has complied with Rule 460 under the Securities Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 265 has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago and State of Illinois on the 3rd day of January, 1996.

                                    Insured Municipals Income Trust and
                                       Investors' Quality Tax-Exempt
                                       Trust, Multi-Series 265



                                    By Sandra A. Waterworth
                                       Vice President

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons, in the capacities indicated on January 3, 1996.

 Signature               Title

Don G. Powell        Chairman and Chief Executive  )
                       Officer                     )

William R. Rybak     Senior Vice President and     )
                       Chief Financial Officer     )

Ronald A. Nyberg     Director                      )

William R. Molinari  Director                      )


                                                     Sandra A. Waterworth
                                                     (Attorney-in-fact*)



* A copy of each of the related powers of attorney was filed with the Securities and Exchange Commission in connection with the Registration Statement on Form S-6 of Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 203 (File No. 33-65744) and with the Registration Statement on From S-6 of Insured Municipals Income Trust, 170th Insured Multi-Series (File No. 33-55891) and the same are hereby incorporated herein by this reference.